UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2012
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

[redacted]

For the transition period from _________ to _________

Commission file number 1-4224

Avnet, Inc.
(Exact name of registrant as specified in its charter)

New York	**11-1890605**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2211 South 47th Street, Phoenix, Arizona	**85034**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (480) 643-2000
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value (approximate) of the registrant's common equity held by non-affiliates based on the closing price of a share of the registrant's common stock for New York Stock Exchange composite transactions on December 31, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) was $4,476,318,054.

As of July 27, 2012, the total number of shares outstanding of the registrant's Common Stock was 141,339,791 shares, net of treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement (to be filed pursuant to Reg. 14A) relating to the Annual Meeting of Shareholders anticipated to be held on November 2, 2012 are incorporated herein by reference in Part III of this Report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Avnet, Inc., incorporated in New York in 1955, together with its consolidated subsidiaries (the "Company" or "Avnet"), is one of the world's largest industrial distributors, based on sales, of electronic components, enterprise computer and storage products and embedded subsystems. Avnet creates a vital link in the technology supply chain that connects the world's leading electronic component and computer product manufacturers and software developers with a global customer base of original equipment manufacturers ("OEMs"), electronic manufacturing services ("EMS") providers, original design manufacturers ("ODMs"), and value-added resellers ("VARs"). Avnet distributes electronic components, computer products and software as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, materials management and logistics services, system integration and configuration, and supply chain services that can be customized to meet the requirements of both customers and suppliers.

Organizational Structure

Avnet has two primary operating groups — Electronics Marketing ("EM") and Technology Solutions ("TS"). Both operating groups have operations in each of the three major economic regions of the world: the Americas; Europe, the Middle East and Africa ("EMEA"); and Asia/Pacific, consisting of Asia, Australia and New Zealand ("Asia" or "Asia/Pac"). Each operating group has its own management team led by a group president and includes regional presidents and senior executives within the operating group who manage the various functions within the businesses. Each operating group also has distinct financial reporting that is evaluated at the corporate level on which operating decisions and strategic planning for the Company as a whole are made. Divisions exist within each operating group that serve primarily as sales and marketing units to further streamline the sales and marketing efforts within each operating group and enhance each operating group's ability to work with its customers and suppliers, generally along more specific product lines or geographies. However, each division relies heavily on the support services provided by the operating group as well as centralized support at the corporate level.

Avnet's operating groups and their sales are as follows:

Region	Fiscal 2012 Sales	Percentage of Sales
	(Millions)	
EM Americas	$ 5,678.7	22.1%
EM EMEA	4,203.3	16.4
EM Asia	5,051.1	19.6
Total EM	14,933.1	58.1
TS Americas	5,820.6	22.6
TS EMEA	3,205.6	12.5
TS Asia	1,748.2	6.8
Total TS	10,774.4	41.9
Total Avnet	$ 25,707.5	100.0%

A description of each operating group and its businesses is presented below. Further financial information by operating group and geography is provided in Note 16 to the consolidated financial statements appearing in Item 15 of this Report.

Electronics Marketing

EM markets and sells semiconductors and interconnect, passive and electromechanical devices ("IP&E") and embedded products for the world's leading electronic component manufacturers. EM markets and sells its products and services to a diverse customer base serving many end-markets including automotive, communications, computer hardware and peripheral, industrial and manufacturing, medical equipment, military and aerospace. EM also offers an array of value-added services that help customers evaluate, design-in and procure electronic components throughout the lifecycle of their technology products and systems. By working with EM, customers and suppliers can accelerate their time to market and realize cost efficiencies in both the design and manufacturing process.

EM Design Chain Services

EM design chain services offers engineers a host of technical design solutions in support of the sales process of complex products and technologies. With access to a suite of design tools and engineering services from any point in the design cycle, customers can get product specifications along with evaluation kits and reference designs that enable a broad range of applications from concept through detailed design including new product introduction. EM also offers engineering and technical resources deployed globally to support product design, bill of materials development, design services and technical education and training. By utilizing EM's design chain services, customers can optimize their component selection and accelerate their time to market.

EM Supply Chain Services

EM supply chain services provides end-to-end solutions focused on OEMs, EMS providers and electronic component manufacturers, enabling them to optimize supply chains on a local, regional or global basis. By combining internal competencies in global warehousing and logistics, finance, information technology, and asset management with its global footprint and extensive partner relationships, EM's supply chain services develops a deeper level of engagement with its customers. These customers can continuously manage their supply chains to meet the demands of a competitive environment globally without a commensurate investment in physical assets. With proprietary planning tools and a variety of inventory management solutions, EM can provide unique solutions that meet a customer's just-in-time requirements in a variety of scenarios including lean manufacturing, demand flow and outsourcing.

Embedded Solutions

In the Americas, Avnet Embedded provides embedded computing solutions including technical design, integration and assembly to developers of application-specific computing solutions in the non-PC market. Customers include OEMs targeting the medical, telecommunications, industrial and digital editing markets.

EM Sales and Marketing Divisions

Each of EM's regions has sales and marketing divisions that generally focus on a specific customer segment, particular product lines or a specific geography. The divisions offer one of the industry's broadest line cards and convenient one-stop shopping with an emphasis on responsiveness, engineering support, on-time delivery and quality. Certain specialty services are made available to the individual divisions through common support service units. Customers are further supported by a sophisticated e-commerce platform, Avnet Express, which includes a host of powerful functions such as parametric parts searches, bill of material optimization and parts cross-referencing. The site enables end-to-end online service from part and inventory searches, price checking and ordering to online payment. EM Americas addresses the needs of its customers and suppliers through focused channels to service small- to medium-sized customers, global customers, defense and aerospace customers and contract manufacturers. In EMEA, divisions, which are organized by semiconductors, IP&E products and supply chain services, address customers on both a pan-European and regional basis. EM EMEA does business in over 40 European countries, and over 10 countries in the Middle East and Africa. EM Asia goes to market with sales and marketing divisions within China, South Asia, Australia, New Zealand, Taiwan and Japan. All regions within EM provide the design chain services and supply chain services described above.

Technology Solutions

As a global IT solutions distributor, TS collaborates with its customers and suppliers to create and deliver services, software and hardware solutions that address the business needs of end-user customers locally and around the world. TS focuses on the global value-added distribution of enterprise computing servers and systems, software, storage, services and complex solutions from the world's foremost technology manufacturers, marketing and selling them to and through the VAR channel. TS also serves the worldwide OEM market for computing technology, system integrators and non-PC OEMs that require embedded systems and solutions including engineering, product prototyping, integration and other value-added services. The operating group has sales and marketing divisions dedicated to these customer segments as well as independent software vendors.

TS enables VARs to grow faster by helping them understand their customers' unique business requirements so that they can tailor a complete IT solution spanning supplier lines and delivering a higher return on investment. Avnet SolutionsPath® offers a proven methodology comprising business analysis and planning, training and enablement, and ongoing support to help partners quickly and cost effectively attain solution-selling expertise they can use to develop and deploy an array of data center solutions for high-growth market segments. Avnet SolutionsPath® includes practices dedicated to vertical markets such as healthcare, government, energy, banking and retail, as well as technology practices focused on virtualization, storage, networking, security, unified communications, mobility and cloud computing. TS also provides logistics, sales, marketing, financial and technical services, including engineering support, systems integration and configurations.

In EMEA and Asia/Pacific, TS also provides the latest hard disk drives, microprocessor, motherboard and DRAM module technologies to manufacturers of general-purpose computers and system builders.

Foreign Operations

As noted in the operating group discussions, Avnet has significant operations in all three major economic regions of the world: the Americas, EMEA and Asia/Pacific. The percentage of Avnet's consolidated sales by region is presented in the following table:

	Percentage of Sales for Fiscal Year		
Region	**2012**	**2011**	**2010**
Americas	45%	43%	44%
EMEA	29	32	31
Asia/Pac	26	25	25
	100%	100%	100%

Avnet's foreign operations are subject to a variety of risks. These risks are discussed further under *Risk Factors* in Item 1A and under *Quantitative and Qualitative Disclosures About Market Risk* in Item 7A of this Report. Additionally, the specific translation impacts of foreign currency fluctuations, most notably the Euro, on the Company's consolidated financial statements are further discussed in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in Item 7 of this Report.

Acquisitions

Avnet has historically pursued a strategic acquisition program to grow its geographic and market coverage in world markets for electronic components and computer products, services and solutions. This program was a significant factor in Avnet becoming one of the largest industrial distributors of such products and services worldwide. Avnet expects to continue to pursue strategic acquisitions as part of its overall growth strategy, with its focus likely directed primarily at smaller targets in markets where the Company is seeking to expand its market presence, increase its scale and scope and/or increase its product or service offerings.

During fiscal 2012, the Company completed eleven acquisitions with aggregate annualized revenue of approximately $900 million. See Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations*** in Part II of this Form 10-K for additional information on acquisitions completed during fiscal 2012, 2011 and 2010.

Major Products

One of Avnet's competitive strengths is the breadth and quality of the suppliers whose products it distributes. IBM products accounted for approximately 11%, 12% and 15% of the Company's consolidated sales during fiscal 2012, 2011 and 2010, respectively, and was the only supplier from which sales of its products exceeded 10% of consolidated sales. Listed in the table below are the major product categories and the Company's approximate sales of each during the past three fiscal years:

	Years Ended		
	June 30, 2012	**July 2, 2011**	**July 3, 2010**
		(Millions)	
Semiconductors	$ 13,461.6	$ 14,149.3	$ 10,098.7
Computer products	9,984.4	10,284.6	7,302.8
Connectors	667.5	1,041.4	841.4
Passives, electromechanical and other	1,594.0	1,059.1	917.3
	$ 25,707.5	$ 26,534.4	$ 19,160.2

Competition & Markets

Avnet is one of the world's largest industrial distributors, based on sales, of electronic components and computer products and services. The Company has more than 300 locations worldwide as well as a limited number of instances where Avnet-owned product is stored in customer facilities. Some of these locations contain sales, warehousing and administrative functions for multiple sales and marketing units.

The electronic components and computer products industries continue to be extremely competitive and are subject to rapid technological advances. The Company's major competitors include Arrow Electronics, Inc., Future Electronics and World Peace Group, and, to a lesser extent, Ingram Micro, Inc. and Tech Data Corp. There are also certain smaller, specialized competitors who generally focus on narrower markets, products or particular sectors. As a result of these factors, Avnet must remain competitive in its pricing of goods and services.

Another key competitive factor in the electronic component and computer product distribution industry is the need to carry a sufficient amount of inventory to meet customers' rapid delivery requirements. However, to minimize its exposure related to valuation of inventory on hand, the majority of the Company's products are purchased pursuant to non-exclusive distributor agreements. These agreements typically provide certain protections for product obsolescence and price erosion and are generally cancelable upon 30 to 180 days' notice. In most cases, these agreements provide for inventory return privileges upon cancellation. In addition, the Company enhances its competitive position by offering a variety of value-added services which entail the performance of services and/or processes tailored to individual customer specifications and business needs such as point of use replenishment, testing, assembly, supply chain management and materials management.

Another competitive advantage is the size of the supplier base. Because of the number of Avnet's suppliers, many customers can simplify their procurement process and make all of their required purchases from Avnet, rather than purchasing from several different vendors.

Seasonality

Historically, Avnet's business has not been materially impacted by seasonality, with the exception of a relatively minor impact on consolidated results from the growth in revenues in the Technology Solutions business during the December quarter primarily driven by the fiscal year end of a key supplier.

Number of Employees

At June 30, 2012, Avnet had approximately 19,100 employees.

Available Information

The Company files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other documents with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. A copy of any document the Company files with the SEC is available for review at the SEC's public reference room, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at http://www.sec.gov and through the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005, on which the Company's common stock is listed.

A copy of any of the Company's filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, can be obtained by request directed to the Company at the following address and telephone number:

Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
Attention: Corporate Secretary

The Company also makes these filings available, free of charge, through its website (see "Avnet Website" below).

Avnet Website

In addition to the information about Avnet contained in this Report, extensive information about the Company can be found at www.avnet.com, including information about its management team, products and services and corporate governance practices.

The corporate governance information on the website includes the Company's Corporate Governance Guidelines, the Code of Conduct and the charters for each of the committees of Avnet's Board of Directors. In addition, amendments to the Code of Conduct, committee charters and waivers granted to directors and executive officers under the Code of Conduct, if any, will be posted in this area of the website. These documents can be accessed at www.avnet.com under the "Investor Relations — Corporate Governance" caption. Printed versions of the Corporate Governance Guidelines, Code of Conduct and charters of the Board committees can be obtained, free of charge, by writing to the Company at the address listed above in "Available Information."

In addition, the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of Securities Exchange Act of 1934, as well as Section 16 filings made by any of the Company's executive officers or directors with respect to Avnet common stock, are available on the Company's website (www.avnet.com under the "Investor Relations — SEC Filings" caption) as soon as reasonably practicable after the report is electronically filed with, or furnished to, the Securities and Exchange Commission.

These details about Avnet's website and its content are only for information. The contents of the Company's website are not, nor shall they be deemed to be, incorporated by reference in this Report.

Item 1A. *Risk Factors*

Forward-Looking Statements And Risk Factors

This Report contains forward-looking statements with respect to the financial condition, results of operations and business of Avnet. These statements are generally identified by words like "believes," "expects," "anticipates," "should," "will," "may," "estimates" or similar expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties.

Except as required by law, Avnet does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that may cause actual results to differ materially from those contained in the forward-looking statements include the following:

Economic weakness and uncertainty could adversely affect our results and prospects.

The Company's results, operations and prospects depend significantly on worldwide economic conditions, the demand for its products and services, and the financial condition of its customers and suppliers. Economic weakness and uncertainty, including the ongoing macroeconomic issues in many countries globally and the debt crisis in Europe and the United States, have in the past resulted, and may result in the future, in decreased revenues, margins and earnings. Economic weakness and uncertainty also make it more difficult for the Company to manage inventory levels and collect customer receivables, which may result in reduced access to liquidity and higher financing costs.

The electronics component and computer industries are highly competitive and if the Company fails to compete effectively, its revenues, gross profit margins and prospects may decline.

The market for the Company's products and services is very competitive and subject to rapid technological advances, changes in industry standards and changes in customer needs. Not only does the Company compete with other global distributors, it also competes for customers with regional distributors and some of the Company's own suppliers. The Company's failure to maintain and enhance its competitive position could adversely affect its business and prospects. Furthermore, the Company's efforts to compete in the marketplace could cause deterioration of gross profit margins and, thus, overall profitability.

The size of the Company's competitors vary across market sectors, as do the resources the Company has allocated to the sectors and geographic areas in which it does business. Therefore, some of the competitors may have greater financial, personnel, capacity and other resources or a more extensive customer base than the Company has in one or more of its market sectors and geographic areas, which may result in the Company not being able to effectively compete in certain markets which could impact the Company's profitability and prospects.

An industry down-cycle in semiconductors could significantly affect the Company's operating results as a large portion of revenues come from sales of semiconductors, which is a highly cyclical industry.

The semiconductor industry historically has experienced periodic fluctuations in product supply and demand, often associated with changes in technology and manufacturing capacity, and is generally considered to be highly cyclical. During each of the last three fiscal years, sales of semiconductors represented over 50% of the Company's consolidated sales, and the Company's revenues, particularly those of EM, closely follow the strength or weakness of the semiconductor market. Future downturns in the technology industry, particularly in the semiconductor sector, could negatively affect the Company's operating results and negatively impact the Company's ability to maintain its current profitability levels.

Failure to maintain its relationships with key suppliers could adversely affect the Company's sales.

One of the Company's competitive strengths is the breadth and quality of the suppliers whose products the Company distributes. However, sales of products and services from one of the Company's suppliers, IBM, accounted for approximately 11% of the Company's consolidated sales in fiscal year 2012. Management expects IBM products and services to continue to account for roughly a similar percentage of the Company's consolidated sales in fiscal year 2013. The Company's contracts with its suppliers, including those with IBM, vary in duration and are generally terminable by either party at will upon notice. To the extent IBM or other primary suppliers significantly reduce their volume of business with the Company in the future, because of a product shortage, an unwillingness to do business with Avnet, or otherwise, the Company's business and relationships with its customers could be materially and adversely affected because its customers depend on the Company's distribution of electronic components and computer products from the industry's leading suppliers. In addition, to the extent that any of the Company's key suppliers modify the terms of their contracts including, without limitation, the terms regarding price protection, rights of return, rebates or other terms that protect or enhance the Company's gross margins, it could materially and adversely affect the Company's results of operations, financial condition or liquidity.

Declines in the value of the Company's inventory or unexpected order cancellations by the Company's customers could materially and adversely affect its business, results of operations, financial condition and liquidity.

The electronic components and computer products industries are subject to rapid technological change, new and enhanced products, changes in customer needs and changes in industry standards, which can contribute to a decline in value or obsolescence of inventory. Regardless of the general economic environment, it is possible that prices will decline due to a decrease in demand or an oversupply of products and, as a result of the price declines, there may be greater risk of declines in inventory value. Although it is the policy of many of the Company's suppliers to offer distributors like Avnet certain protections from the loss in value of inventory (such as price protection and limited rights of return), the Company cannot be assured that such policies will fully compensate for the loss in value, or that the vendors will choose to, or be able to, honor such agreements, some of which are not documented and, therefore, subject to the discretion of the vendor. In addition, the Company's sales are typically made pursuant to individual purchase orders, and the Company generally does not have long-term supply arrangements with its customers. Generally, the Company's customers may cancel orders 30 days prior to shipment with minimal penalties. The Company cannot be assured that unforeseen new product developments, declines in the value of the Company's inventory or unforeseen order cancellations by its customers will not materially and adversely affect the Company's business, results of operations, financial condition or liquidity.

Substantial defaults by the Company's customers on its accounts receivable or the loss of significant customers could have a significant negative impact on the Company's business, results of operations, financial condition or liquidity.

A significant portion of the Company's working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay the amount it owes the Company, or were to become unwilling or unable to make such payments in a timely manner, the Company's business, results of operations, financial condition or liquidity could be adversely affected. An economic or industry downturn could adversely and materially affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management's expectations. A significant deterioration in the Company's ability to collect on accounts receivable could also impact the cost or availability of financing under its accounts receivable securitization program (see *Financing Transactions* appearing in Item 7 of this Report).

The Company's non-U.S. locations represent a significant portion of its revenue, and consequently, the Company is increasingly exposed to risks associated with operating internationally.

During fiscal year 2012, 2011 and 2010, approximately 61%, 62% and 60%, respectively, of the Company's sales came from its operations outside the United States. As a result of the Company's foreign sales and locations, in particular those in emerging and developing economies, the Company's operations are subject to a variety of risks that are specific to international operations, including, but not limited to, the following:

- potential restrictions on the Company's ability to repatriate funds from its foreign subsidiaries;
- foreign currency and interest rate fluctuations and the impact on the Company's reported results of operations;
- import and export duties and value-added taxes;
- compliance with foreign and domestic import and export regulations, business licensing requirements and anti-corruption laws, the failure of which could result in severe penalties including monetary fines, criminal proceedings and suspension of import or export privileges;
- changing tax laws and regulations;
- regulatory requirements and prohibitions that differ between jurisdictions;

- economic and political instability, terrorism and potential military conflicts or civilian unrest;
- fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure;
- natural disasters and health concerns;
- differing environmental regulations and employment practices and labor issues; and
- the risk of non-compliance with local laws.

In addition to the cost of compliance, the potential criminal penalties for violations of export regulations and anti-corruption laws, particularly anti-bribery, data privacy laws and environmental laws and regulations in many jurisdictions, create heightened risks for the Company's international operations. In the event that a governing regulatory body determined that the Company had violated applicable import or export regulations or anti-corruption laws, the Company could be fined significant sums, incur sizable legal defense costs and/or its import or export capabilities could be restricted, which could have a material and adverse effect on the Company's business. While the Company has and will continue to adopt measures designed to ensure compliance with these laws, the Company cannot be assured that such measures will be adequate or that its business will not be materially and adversely impacted in the event of an alleged violation.

The Company's acquisition strategy may not produce the expected benefits, which may adversely affect the Company's results of operations.

Avnet has made, and expects to continue to make, strategic acquisitions or investments in companies around the world to further its strategic objectives and support key business initiatives. Acquisitions and investments involve risks and uncertainties, some of which may differ from those associated with Avnet's historical operations. The risks relating to such transactions include, but are not limited to, risks relating to expanding into emerging markets and business areas, adding additional product lines and services, incurring unanticipated costs or liabilities associated with the companies acquired and diverting management's attention from existing business operations. As a result, the Company's profitability may be negatively impacted. In addition, the Company may not be successful in integrating the acquired businesses or the integration may be more difficult, costly or time-consuming than anticipated. Further, any litigation relating to a potential acquisition will result in an increase in the expenses associated with the acquisition or cause a delay in completing the acquisition, thereby impacting the Company's profitability. The Company may experience disruptions that could, depending on the size of the acquisition, have a material adverse effect on its business, especially where an acquisition target may have pre-existing non-compliance or pre-existing deficiencies or material weaknesses as those terms are defined under relevant SEC rules and regulations. Furthermore, the Company may not realize all of the anticipated benefits from its acquisitions, which could materially and adversely affect the Company's financial performance.

If the Company fails to maintain effective internal controls, it may not be able to report its financial results accurately or timely or detect fraud, which could have a material adverse effect on the Company's business or the market price of the Company's securities.

Effective internal controls are necessary for the Company to provide reasonable assurance with respect to its financial reports and to effectively prevent fraud. If the Company cannot provide reasonable assurance with respect to its financial reports and effectively prevent fraud, its brand and operating results could be harmed. Pursuant to the Sarbanes-Oxley Act of 2002, the Company is required to furnish a report by management on internal control over financial reporting, including management's assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls cannot provide absolute assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the Company experiences difficulties in their implementation, the Company's business and operating results could be harmed, and the Company could fail to meet its reporting obligations, which could have a material adverse effect on its business or the market price of the Company's securities.

If the Company's internal information systems fail to function properly, or if the Company is unsuccessful in the integration or upgrade of information systems, its business operations could suffer.

The Company's expanding operations put increasing pressure on the Company's information systems to facilitate the day-to- day operations of the business and to produce timely, accurate and reliable reports on financial and operational results. Currently, the Company's global operations are tracked with multiple information systems, some of which are subject to on-going IT projects designed to streamline or optimize its global information systems. There is no guarantee that the Company will be successful at all times in these efforts or that there will not be integration difficulties that will adversely affect the Company's operations or the accurate and timely recording and reporting of financial data. In addition, the Company's information technology is subject to security breaches, computer hacking or other general system failures. Maintaining and operating these systems requires continuous investments. A data privacy breach may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. A failure of any of these information systems in a way described above or material difficulties in upgrading these information systems could have material adverse effects on the Company's business and its compliance with reporting obligations under federal securities laws.

Major disruptions to the Company's logistics capability could have a material adverse impact on the Company's operations.

The Company's global logistics services are operated through specialized and centralized distribution centers around the globe. The Company also depends almost entirely on third-party transportation service providers for the delivery of products to its customers. A major interruption or disruption in service at one or more of its distribution centers for any reason (such as natural disasters, pandemics, or significant disruptions of services from our third-party providers) could cause cancellations or delays in a significant number of shipments to customers and, as a result, could have a severe impact on the Company's business, operations and financial performance.

The Company may not have adequate or cost-effective liquidity or capital resources.

The Company's ability to satisfy its cash needs depends on its ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Company's control.

The Company may need to satisfy its cash needs through external financing. However, external financing may not be available on acceptable terms or at all. As of June 30, 2012, Avnet had total debt outstanding of $2.144 billion under various notes and committed and uncommitted lines of credit with financial institutions. The Company needs cash to make interest payments on, and to refinance, this indebtedness and for general corporate purposes, such as funding its ongoing working capital and capital expenditure needs. Under the terms of any external financing, the Company may incur higher than expected financing expenses and become subject to additional restrictions and covenants. Any material increase in the Company's financing costs could have a material adverse effect on its profitability.

Under certain of its credit facilities, the Company is required to maintain certain specified financial ratios and meet certain tests. If the Company fails to meet these financial ratios and/or tests, it may be unable to continue to utilize these facilities. If the Company is unable to utilize these facilities, it may not have sufficient cash available to make interest payments on and refinance indebtedness and for general corporate needs. General economic or business conditions, domestic and foreign, may be less favorable than management expects and could adversely impact the Company's sales or its ability to collect receivables from its customers, which may impact access to the Company's securitization program.

The agreements governing some of the Company's financings contain various covenants and restrictions that limit the discretion of management in operating its business and could prevent us from engaging in some activities that may be beneficial to the Company's business.

The agreements governing the Company's financing, including its credit facility and the indentures governing the Company's outstanding notes, contain various covenants and restrictions that, in certain circumstances, limit the Company's ability, and the ability of certain subsidiaries, to:

- grant liens on assets;
- make restricted payments (including paying dividends on capital stock or redeeming or repurchasing capital stock);
- make investments;
- merge, consolidate or transfer all or substantially all of the Company's assets;
- incur additional debt; or
- engage in certain transactions with affiliates.

As a result of these covenants and restrictions, the Company may be limited in the future in how it conducts its business and may be unable to raise additional debt, compete effectively or make further investments.

The Company may become involved in intellectual property disputes that could cause it to incur substantial costs, divert the efforts of management or require it to pay substantial damages or licensing fees.

From time to time, the Company receives notifications alleging infringements of intellectual property rights allegedly held by others relating to the Company's business or the products or services it sells. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on the Company's operations. Further, the Company may be obligated to indemnify and defend its customers if the products or services the Company sells are alleged to infringe any third-party's intellectual property rights. While the Company may be able to seek indemnification from its suppliers for itself and its customers against such claims, there is no assurance that it will be successful in obtaining such indemnification or that the Company will be fully protected against such claims. If an infringement claim is successful, the Company may be required to pay damages or seek royalty or license arrangements, which may not be available on commercially reasonable terms. The Company may have to stop selling certain products or services, which could affect its ability to compete effectively.

Failure to comply with the requirements of environmental regulations could adversely affect its business.

The Company is subject to various federal, state, local and foreign laws and regulations addressing environmental and other impacts from product disposal, use of hazardous materials in products, recycling of products at the end of their useful life and other related matters. While the Company strives to ensure it is in full compliance with all applicable regulations, certain of these regulations impose liability without fault. Additionally, the Company may be held responsible for the prior activities of an entity it acquired. Failure to comply with these regulations could result in substantial costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury. Further, environmental laws may become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation.

Tax legislation initiatives or challenges to the Company's tax positions could impact the Company's results of operations and financial condition.

As a multinational corporation, the Company is subject to the tax laws and regulations of the United States federal, state and local governments and of many international jurisdictions. From time-to-time, legislation may be enacted that could adversely affect the Company's tax positions. There can be no assurance that our effective tax rate and the resulting cash flow will not be adversely affected by these changes in regulations. The tax laws and regulations of the various countries where the Company has operations are extremely complex and subject to varying interpretations. Although the Company believes that its historical tax positions are sound and consistent with applicable laws, regulations and existing precedent, there can be no assurance that these tax positions will not be challenged by relevant tax authorities or that the Company would be successful in any such challenge.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

The Company owns and leases approximately 1,143,000 and 6,387,000 square feet of space, respectively, of which approximately 43% is located in the United States. The following table summarizes certain of the Company's key facilities.

Location	Sq. Footage	Leased or Owned	Primary Use
Poing, Germany	427,000	Leased	EM warehousing, value-added operations and offices
Chandler, Arizona	399,000	Owned	EM warehousing and value-added operations
Tongeren, Belgium	388,000	Owned	EM and TS warehousing and value-added operations
Grove City, Ohio	297,000	Leased	EM warehousing, integration and value-added operations
Poing, Germany	296,000	Owned	EM warehousing, value-added operations and offices
Atlanta, Georgia	258,000	Leased	EM warehousing, integration and value-added operations
Chandler, Arizona	231,000	Leased	TS warehousing, integration and value-added operations
Tsuen Wan, Hong Kong	181,000	Leased	EM warehousing and value-added operations

Location	Sq. Footage	Leased or Owned	Primary Use
Phoenix, Arizona	176,000	Leased	Corporate and EM headquarters
Coppell, Texas	174,000	Leased	EM warehousing, integration and value-added operations
Groveport, Ohio	139,000	Leased	EM warehousing, integration and value-added operations
Tempe, Arizona	132,000	Leased	TS headquarters
Nogales, Mexico	124,000	Leased	EM warehousing and value-added operations
Doral, Florida	120,000	Leased	TS warehousing and value-added operations
Loyang, Singapore	116,000	Leased	TS warehousing and value-added operations

Item 3. ***Legal Proceedings***

As a result primarily of certain former manufacturing operations, Avnet has incurred and may have future liability under various federal, state and local environmental laws and regulations, including those governing pollution and exposure to, and the handling, storage and disposal of, hazardous substances. For example, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and similar state laws, Avnet is and may be liable for the costs of cleaning up environmental contamination on or from certain of its current or former properties, and at off-site locations where the Company disposed of wastes in the past. Such laws may impose joint and several liability. Typically, however, the costs for cleanup at such sites are allocated among potentially responsible parties based upon each party's relative contribution to the contamination, and other factors.

Pursuant to SEC regulations, including but not limited to Item 103 of Regulation S-K, the Company regularly assesses the status of and developments in pending environmental legal proceedings to determine whether any such proceedings should be identified specifically in this discussion of legal proceedings, and has concluded that no particular pending environmental legal proceeding requires public disclosure. Based on the information known to date, management believes that the Company has appropriately accrued in its consolidated financial statements for its share of the estimated costs of environmental matters.

The Company is also party to various other lawsuits, claims, investigations and other legal proceedings arising from time to time in the normal course of business. While litigation is subject to inherent uncertainties, management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market price per share

The Company's common stock is listed on the New York Stock Exchange under the symbol AVT. Quarterly high and low sales closing prices (as reported for the New York Stock Exchange composite transactions) for the last two fiscal years were:

	2012		2011	
Fiscal Quarters	**High**	**Low**	**High**	**Low**
1st	$ 32.86	$ 24.19	$ 27.08	$ 22.86
2nd	31.73	24.77	33.34	26.61
3rd	36.83	31.02	36.97	31.88
4th	36.65	29.23	37.81	29.97

The Company did not pay any dividends on its common stock during the last two fiscal years. Any future decision to declare or pay dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deems relevant. In addition, certain of the Company's debt facilities contain restrictions on the declaration and payment of dividends.

Record Holders

As of July 27, 2012, there were 3,443 registered holders of record of Avnet's common stock.

Equity Compensation Plan Information as of June 30, 2012

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,596,297 (1)	$23.78	4,956,183 (2)

(1) Includes 2,881,918 shares subject to options outstanding and 1,749,519 stock incentive shares and 964,860 performance shares awarded but not yet delivered. Included in the performance shares is the number of shares anticipated to be issued in the first quarter of fiscal 2013 relating to the level of achievement reached under the 2010 performance share program, which ended June 30, 2012 (see Note 12 in the *Notes to Consolidated Financial Statements* included in Item 15 of this Report)

(2) Does not include 494,520 shares available for future issuance under the Employee Stock Purchase Plan, which is a non-compensatory plan.

Stock Performance Graphs and Cumulative Total Returns

The graph below compares the cumulative 5-year total return of holders of Avnet, Inc.'s common stock with the cumulative total returns of the S&P 500 index and certain of Avnet's peer companies in the electronics distribution industry. The graph tracks the performance of a $100 investment in Avnet's common stock, in the peer group, and the index (with the reinvestment of all dividends) from June 30, 2007 to June 30, 2012. The companies comprising the peer group consist of: Agilysys, Inc., Anixter International, Inc., Arrow Electronics, Inc., Brightpoint, Inc., Ingram Micro, Inc., Insight Enterprises, Inc., Scansource, Inc., Synnex Corp. and Tech Data Corp.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Avnet, Inc., the S&P 500 Index, and a Peer Group



$120
$100
$80
$60
$40
$20
$0
6/30/07
6/28/08
6/27/09
7/3/10
7/2/11
6/30/12
Avnet, Inc.
S&P 500
Peer Group

*$100 invested on 6/30/07 in stock or index, including reinvestment of dividends.
Index calculated on month-end basis.

	06/30/07	06/28/08	06/27/09	07/03/10	07/02/11	06/30/12
Avnet, Inc.	100.00	69.50	54.29	60.49	82.11	77.85
S&P 500	100.00	86.88	64.10	73.35	95.87	101.09
Peer Group	100.00	78.82	65.03	66.56	98.74	87.34

The stock price performance included in this graph is not necessarily indicative of future stock price performance. The Company does not make or endorse any predictions as to future stock performance. The performance graph is furnished solely to accompany this Report and is not being filed for purposes of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Issuer Purchases of Equity Securities

In August 2011, the Company's Board of Directors approved the repurchase of up to $500 million of the Company's common stock through a share repurchase program. The following table includes the Company's monthly purchases of Avnet's common stock during the fourth quarter ended June 30, 2012 under the share repurchase program, which is part of a publicly announced plan, and purchases made on the open market to obtain shares for the Company's Employee Stock Purchase Plan ("ESPP"), which is not part of a publicly announced plan:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
April	5,800	$35.57	—	—
May	615,300	$31.49	610,000	$231,964,000
June	1,894,900	$30.61	1,890,000	$174,074,000

(1) Includes purchases of Avnet's common stock associated with the Company's ESPP as follows: 5,800 shares in April, 5,300 shares in May and 4,900 shares in June.

In August 2012, the Board of Directors approved adding $250 million to the share repurchase program. With this increase, the Company may repurchase up to a total of $750 million of the Company's common stock under the share repurchase program.

Item 6. *Selected Financial Data*

	Years Ended									
	June 30, 2012		July 2, 2011		July 3, 2010		June 27, 2009 (a)		June 28, 2008 (a)	
	(Millions, except for per share and ratio data)									
Income:										
Sales	$ 25,707.5		$ 26,534.4		$ 19,160.2		$16,229.9		$ 17,952.7	
Gross profit	3,050.6		3,107.8		2,280.2		2,023.0		2,313.7	
Operating income (loss)	884.2	(b)	930.0	(c)	635.6	(d)	(1,019.0)	(e)	710.8	(f)
Income tax provision	223.8	(b)	201.9	(c)	174.7	(d)	34.7	(e)	203.8	(f)
Net income (loss)	567.0	(b)	669.1	(c)	410.4	(d)	(1,129.7)	(e)	489.6	(f)
Financial Position:										
Working capital (g)	3,455.7		3,749.5		3,190.6		2,688.4		3,191.3	
Total assets	10,167.9		9,905.6		7,782.4		6,273.5		8,195.2	
Long-term debt	1,272.0		1,273.5		1,243.7		946.6		1,169.3	
Shareholders' equity	3,905.7		4,056.1		3,009.1		2,760.9		4,141.9	
Per Share:										
Basic earnings (loss)	3.85	(b)	4.39	(c)	2.71	(d)	(7.49)	(e)	3.26	(f)
Diluted earnings (loss)	3.79	(b)	4.34	(c)	2.68	(d)	(7.49)	(e)	3.21	(f)
Book value per diluted share	26.12		26.28		19.66		18.30		27.17	
Ratios:										
Operating income (loss) margin on sales	3.4%	(b)	3.5%	(c)	3.3%	(d)	(6.3)%	(e)	4.0%	(f)
Net income (loss) margin on sales	2.2%	(b)	2.5%	(c)	2.1%	(d)	(7.0)%	(e)	2.7%	(f)
Return on capital	12.9%	(b)	15.2%	(c)	14.0%	(d)	(26.6)%	(e)	11.0%	(f)
Quick	1.2:1		1.2:1		1.4:1		1.5:1		1.4:1	
Working capital	1.7:1		1.8:1		1.9:1		2.1:1		2.1:1	
Total debt to capital	35.4%		27.2%		29.8%		26.0 %		22.7%	

(a) As adjusted for the retrospective application of an accounting standard. The Financial Accounting Standards Board issued authoritative guidance which requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the debt and equity (conversion option) components of the instrument. The standard requires the convertible debt to be recognized at the present value of its cash flows discounted using the non-convertible debt borrowing rate at the date of issuance. The resulting debt discount from this present value calculation is to be recognized as the value of the equity component and recorded to additional paid in capital. The discounted convertible debt is then required to be accreted up to its face value and recorded as non-cash interest expense over the expected life of the convertible debt. In addition, deferred financing costs associated with the convertible debt are required to be allocated between the debt and equity components based upon relative values. During the first quarter of fiscal 2010, the Company adopted this standard; however, there was no impact to the fiscal 2010 consolidated financial statements because the Company's 2% Convertible Senior Debentures, to which this standard applied, were extinguished in fiscal 2009. Due to the required retrospective application of this standard to prior periods, the Company adjusted the prior period comparative consolidated financial statements. The following table summarizes the adjustments to increase (decrease) previously reported balances.

Adjustments-increase (decrease)	**June 27, 2009**	**June 28, 2008**
	(Millions, except per share data)	
Selling, general and administrative expenses	$ (0.3)	$ (0.4)
Interest expense	12.2	15.9
Income tax provision	(4.6)	(6.0)
Net income	(7.3)	(9.5)
Basic EPS	$ (0.05)	$ (0.06)
Diluted EPS	$ (0.05)	$ (0.06)
Prepaid and other current assets	$ —	$ (0.3)
Other assets	—	(4.6)
Long term debt	—	(12.2)
Shareholders' equity	$ —	$ 7.3

(b) Includes the impact of (i) restructuring, integration and other charges which totaled $73.6 million pre-tax, $53.0 million after tax and $0.35 per share on a diluted basis; (ii) a gain on bargain purchase and other, which totaled $2.9 million pre-tax, $3.5 million after tax and $0.02 per share on a diluted basis; and (iii) a tax benefit of $8.6 million and $0.06 per share on a diluted basis primarily due to the release of certain tax valuation allowances net of additional tax reserves (see Note 18 in the *Notes to the Consolidated Financial Statements* contained in Item 15 of this Report for further discussion of these items).

(c) Includes the impact of (i) restructuring, integration and other items which totaled $77.2 million pre-tax, $56.2 million after tax and $0.36 per share on a diluted basis; (ii) a gain on bargain purchase and other which totaled $22.7 million pre-tax, $25.7 million after tax and $0.17 per share on a diluted basis; (iii) and a tax benefit of $32.9 million and $0.21 per share on a diluted basis primarily due to the release of certain tax valuation allowances net of additional tax reserves (see Note 18 in the *Notes to the Consolidated Financial Statements* contained in Item 15 of this Report for further discussion of these items).

(d) Includes the impact of restructuring, integration and other items which totaled $25.4 million pre-tax, $18.8 million after tax and $0.12 per share on a diluted basis, and a gain on sale of assets, which totaled $8.8 million pre-tax, $5.4 million after tax and $0.03 per share on a diluted basis (see Note 18 in the *Notes to the Consolidated Financial Statements* contained in Item 15 of this Report for further discussion of these items).

(e) Includes goodwill and intangible asset impairment charges of $1.41 billion pre-tax, $1.38 billion after tax and $9.13 per share, and the impact of restructuring, integration and other items, which totaled $99.3 million pre-tax, $34.9 million after tax and $0.23 per share (see Note 18 in the *Notes to the Consolidated Financial Statements* contained in Item 15 of this Report for further discussion of these items).

(f) Includes the impact of restructuring, integration and other items, gain on sale of assets and other items, which totaled to a gain of $11.0 million pre-tax, $14.7 million after tax and $0.09 per share on a diluted basis.

(g) This calculation of working capital is defined as current assets less current liabilities.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

For an understanding of Avnet and the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the description of the business appearing in Item 1 of this Report and the consolidated financial statements, including the related notes and schedule, and other information appearing in Item 15 of this Report. The Company operates on a "52/53 week" fiscal year. Fiscal 2012 and 2011 contained 52 weeks while fiscal 2010 contained 53 weeks. This extra week, which occurred in the first quarter of fiscal 2010, impacts the year-over-year analysis in this MD&A.

There are references to the impact of foreign currency translation in the discussion of the Company's results of operations. When the stronger U.S. Dollar exchange rates of the current year are used to translate the results of operations of Avnet's subsidiaries denominated in foreign currencies, the resulting impact is a decrease in U.S. Dollars of reported results as compared with the prior period. When the U.S. Dollar weakens, the resulting impact is an increase in U.S. Dollars of reported results as compared with the prior period. In the discussion that follows, this is referred to as the "translation impact of changes in foreign currency exchange rates."

In addition to disclosing financial results that are determined in accordance with U.S. generally accepted accounting principles ("GAAP"), the Company also discloses certain non-GAAP financial information, including:

- Income or expense items as adjusted for the translation impact of changes in foreign currency exchange rates, as discussed above.
- Sales adjusted for certain items that impact the year-over-year analysis, which included the impact of acquisitions by adjusting Avnet's prior periods to include the sales of businesses acquired as if the acquisitions had occurred at the beginning of the period presented. In addition, for fiscal 2011 sales are adjusted for: (i) a divestiture by adjusting Avnet's prior periods to exclude the sales of the business divested as if the divestiture had occurred at the beginning of the period presented; (ii) the impact of the extra week of sales in the prior year first quarter due to the "52/53 week" fiscal year; and (iii) the transfer of the existing embedded business from TS Americas to EM Americas that occurred in the first quarter of fiscal 2011. Sales taking into account the combination of these adjustments are referred to as "pro forma sales" or "organic sales."
- Operating income excluding restructuring, integration and other charges incurred in fiscal 2012, 2011 and 2010. The reconciliation to GAAP is presented in the following table:

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Thousands)	
GAAP operating income (loss)	$ 884,165	$ 929,979	$ 635,600
Restructuring, integration and other	73,585	77,176	25,419
Adjusted operating income	$ 957,750	$ 1,007,155	$ 661,019

Management believes that providing this additional information is useful for the reader to better assess and understand operating performance, especially when comparing results with previous periods or forecasting performance for future periods. Furthermore, management typically monitors the business both including and excluding these items and uses these non-GAAP measures to establish operational goals and, in some cases, for measuring performance for compensation purposes. However, analysis of results and outlook on a non-GAAP basis should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

Results of Operations

Executive Summary

Revenue for fiscal 2012 was $25.71 billion, a decrease of 3.1% from fiscal 2011 revenue of $26.53 billion, and revenue on an organic basis was down 4.4% year over year. Fiscal 2011 was a particularly strong year as the economic environment seemed to have hit a peak in the V-shaped recovery in the technology markets following the global financial and economic crisis that impacted the Company's business in fiscal 2009 and 2010. In comparison to the record revenue in fiscal 2011, the Company experienced a year-over-year decrease in revenue in fiscal 2012 primarily due to double-digit declines in the EMEA region in both operating groups. The global macroeconomic environment continued to be a challenge, most notably in Europe and, to a lesser extent, elsewhere. EM revenue of $14.93 billion declined 0.9% over the prior year and organic revenue decreased 6.0% year over year in constant currency. This decline was primarily a result of the comparison to the particularly strong prior year and economic conditions in Europe, as previously mentioned. TS revenue of $10.77 billion declined 6.0% over the prior year and its organic revenue declined 1.4% in constant currency over the prior year. The double-digit organic revenue decline in EMEA was mostly offset by the double-digit revenue growth in Asia and the low single-digit growth in the Americas. Despite the TS revenue decline, TS increased gross profit margin and operating income margin year over year driven primarily by the combination of a focus on improving the overall performance within the EMEA region, including avoiding lower margin sales together with the benefit from restructuring initiatives.

Gross profit margin of 11.9% improved 16 basis points over the prior year. EM gross profit margin was down 38 basis points year over year, with all three regions experiencing declines. The Americas region was impacted by the transfer of the lower gross margin Latin America computing components business from TS Americas to EM Americas at the beginning of fiscal 2012. In addition, the regional mix of business was slightly more skewed to the lower margin regions in the current fiscal year as the higher gross margin EMEA region represented 28% of the overall EM revenue mix as compared with 32% in the prior year. TS gross profit margin improved 73 basis points year over year. The year-over-year improvement was driven by the western regions, particularly EMEA. The Americas region's gross profit margin benefited from the transfer of the Latin America business to EM as mentioned above.

Consolidated operating income margin was 3.4% as compared with 3.5% in the prior year, which included restructuring, integration and other charges in both periods. Excluding these charges, operating income margin was 3.7% as compared with 3.8% in the prior year as a decline at EM offset improvement at TS. TS operating income margin increased 46 basis points year over year to 3.0%. Although EM's operating income margin declined to 5.0% due to the overall macroeconomic conditions mentioned above, it is within management's target range for EM.

Given the level of uncertainty surrounding the global economic environment and considering management's performance expectations for the first quarter of fiscal 2013, the Company is evaluating additional cost reduction actions to further align expenses in the business with current market conditions.

Three-Year Analysis of Sales: By Operating Group and Geography

	Years Ended						Percent Change	
	June 30, 2012	% of Total	July 2, 2011	% of Total	July 3, 2010	% of Total	2012 to 2011	2011 to 2010
	(Dollars in millions)							
Sales by Operating Group:								
EM Americas	$ 5,678.7	*22.1%*	$ 5,113.8	*19.3%*	$ 3,434.6	*17.9%*	11.0 %	48.9%
EM EMEA	4,203.3	*16.4*	4,816.3	*18.1*	3,651.1	*19.0*	(12.7)	31.9
EM Asia	5,051.1	*19.6*	5,136.1	*19.4*	3,881.1	*20.3*	(1.7)	32.3
Total EM	14,933.1	*58.1*	15,066.2	*56.8*	10,966.8	*57.2*	(0.9)	37.4
TS Americas	5,820.6	*22.6*	6,404.7	*24.1*	4,932.7	*25.8*	(9.1)	29.8
TS EMEA	3,205.6	*12.5*	3,577.1	*13.5*	2,297.2	*12.0*	(10.4)	55.7
TS Asia	1,748.2	*6.8*	1,486.4	*5.6*	963.5	*5.0*	17.6	54.3
Total TS	10,774.4	*41.9*	11,468.2	*43.2*	8,193.4	*42.8*	(6.0)	40.0
Total Avnet, Inc.	$ 25,707.5		$ 26,534.4		$ 19,160.2		(3.1)%	38.5%
Sales by Geographic Area:								
Americas	$ 11,499.3	*44.8*	$ 11,518.5	*43.4%*	$ 8,367.3	*43.7%*	(0.2)%	37.7%
EMEA	7,408.9	*28.8*	8,393.4	*31.6*	5,948.3	*31.0*	(11.7)	41.1
Asia/Pacific	6,799.3	*26.4*	6,622.5	*25.0*	4,844.6	*25.3*	2.7	36.7
	$ 25,707.5		$ 26,534.4		$ 19,160.2			

Sales

Items Impacting Year-over-Year Sales Comparisons

During the past three fiscal years, the Company acquired several businesses impacting both operating groups, as presented in the following table. To facilitate easier and more meaningful year-over-year comparisons, the discussions that follow include sales on a pro forma basis as well as on a reported basis.

Acquired Business	**Group & Region**	**Approximate Annualized Revenues [(1)]** (Millions)	**Acquisition Date**
Fiscal 2012			
Ascendant Technology	TS Americas & TS EMEA	$ 86	April 2012
Nexicore Services	EM Americas	85	April 2012
Controlling interest in a non-wholly owned entity	EM Americas	62	January 2012
Pinnacle Data Systems	EM Americas	27	January 2012
Canvas Systems	TS Americas & TS EMEA	118	January 2012
Unidux Electronics Limited (Singapore)	EM Asia/Pac	145	January 2012
Round 2 Tech	EM Americas	54	January 2012
DE2 SAS	EM EMEA	11	November 2011
JC Tally Trading Co. & Shanghai FR International Trading	EM Asia/Pac	99	August 2011
Prospect Technology	EM Asia/Pac	142	August 2011
Amosdec SAS	TS EMEA	83	July 2011
Fiscal 2011			
itX Group Ltd.	TS Asia/Pac	$ 160	January 2011
Center Cell	EM Americas	5	November 2010
Eurotone	EM Asia/Pac	30	October 2010
Broadband	EM Americas	8	October 2010
Unidux	EM Asia/Pac	370	July 2010
Tallard Technologies	TS Americas	250	July 2010
Bell Microproducts Inc.	EM & TS Americas TS EMEA	3,021	July 2010
Fiscal 2010			
Servodata HP Division	TS EMEA	$ 20	April 2010
PT Datamation	TS Asia/Pac	90	April 2010
Sunshine Joint Stock Company	TS Asia/Pac	30	November 2009
Vanda Group	TS Asia/Pac	30	October 2009

(1) Represents the approximate annual revenue for the acquired businesses' most recent fiscal year prior to acquisition by Avnet and based upon average foreign currency exchange rates for those periods.

Fiscal 2012 Comparison to Fiscal 2011

The table below provides the comparison of reported fiscal 2012 and 2011 sales for the Company and its operating groups to pro forma (or organic) sales (as defined previously) to allow readers to better assess and understand the Company's revenue performance by operating group.

	Sales as Reported	Acquisition/ Divested Revenue	Pro Forma Sales	2012 to 2011 Pro Forma Change
	(Dollars in millions)			
EM	$ 14,933.1	$ 211.2	$ 15,144.3	(6.3)%
TS	10,774.4	137.8	10,912.2	(1.7)
Fiscal 2012	$ 25,707.5	$ 349.0	$ 26,056.5	(4.4)
EM	$ 15,066.2	$ 1,092.3	$ 16,158.5	
TS	11,468.2	(365.4)	11,102.8	
Fiscal 2011	$ 26,534.4	$ 726.9	$ 27,261.3	

Consolidated sales for fiscal 2012 were $25.71 billion, a decrease of 3.1%, or $826.9 million, from the prior year consolidated sales of $26.53 billion. Organic sales (as defined earlier in this MD&A) decreased 4.4%, which was primarily due to a double-digit decline in the EMEA region in both operating groups.

EM sales of $14.93 billion for fiscal 2012 decreased 0.9% from the prior year sales of $15.07 billion. EM organic revenue in constant currency decreased 6.0% year over year due to the combination of exceptionally high growth in fiscal 2011 driven by the V-shaped recovery in electronic components, which led to negative organic growth in EM for fiscal 2012. On a regional basis, EMEA experienced double-digit, year-over-year revenue declines for both organic and reported revenue, as a result of weaker demand amid concerns surrounding economic conditions in Europe. Asia organic revenue declined 7.5%, primarily due to slowing growth in China, and the Americas was flat as compared with fiscal 2011.

TS sales of $10.77 billion for fiscal 2012 decreased 6.1% from the prior year sales of $11.47 billion. The year-over-year revenue decrease was due primarily to the Americas and EMEA regions, which were down 9.1% and 10.4%, respectively, partially offset by growth of 17.6% in Asia. Organic revenue decreased 1.7% year over year primarily due to EMEA, which decreased 12.7% and 11.4% in constant currency. The double-digit decline in EMEA was due to weaker demand in Europe due primarily to the macroeconomic environment previously mentioned. The organic decline in EMEA was mostly offset by an increase of 11.5% in Asia and 1.7% in the Americas. On a product level, software and services experienced strong double-digit growth year over year and storage, processors and other hardware also grew year over year.

Fiscal 2011 Comparison to Fiscal 2010

The table below provides the comparison of reported fiscal 2011 and 2010 sales for the Company and its operating groups to pro forma (or organic) sales (as defined previously) to allow readers to better assess and understand the Company's revenue performance by operating group.

	Sales as Reported	Acquisition Sales	Extra Week in Q1 FY10	Pro Forma Sales	2011 to 2010 Pro Forma Change
	(Dollars in millions)				
EM	$ 15,066.2	$ 44.9	$ —	$ 15,111.1	21.9%
TS	11,468.2	(188.5)	—	11,279.7	11.3
Fiscal 2011	$ 26,534.4	$ (143.6)	$ —	$ 26,390.8	17.1
EM	$ 10,966.8	$ 1,605.5	$ (174.3)	$ 12,398.0	
TS	8,193.4	2,188.0	(243.5)	10,137.9	
Fiscal 2010	$ 19,160.2	$ 3,793.5	$ (417.8)	$ 22,535.9	

Consolidated sales in fiscal 2011 were $26.53 billion, an increase of 38.5%, or $7.37 billion, from fiscal 2010 consolidated sales of $19.16 billion. This increase was due to the combination of growth through acquisitions and organic growth of 17.1%. EM sales of $15.07 billion in fiscal 2011 increased 37.4% over fiscal 2010 sales of $10.97 billion. The year-over-year comparisons were impacted by acquisitions and the transfer of the TS Americas embedded business to EM Americas. Organic sales increased 21.9% year over year and all three regions contributed with organic growth of 14.2%, 34.4% and 19.5% in the Americas, EMEA and Asia, respectively, largely attributable to the continued strong end demand across the technology industry. TS sales of $11.47 billion in fiscal 2011 increased 40.0% over fiscal 2010 sales of $8.19 billion. The year-over-year comparisons were positively impacted by recent acquisitions, and partially offset by the transfer of the TS Americas embedded business to EM and a divestiture. Organic sales increased 11.3% year over year driven by the Americas and Asia regions with increased organic sales of 13.0% and 31.4%, respectively. In the EMEA region, organic sales increased 1.7%. On a product level, year-over-year sales growth was driven primarily by demand for storage and servers.

Gross Profit and Gross Profit Margins

Consolidated gross profit in fiscal 2012 was $3.05 billion, a decrease of $57.2 million, or 1.8%, from the prior year and decreased 4.0% on a pro forma basis in constant currency. Gross profit margin of 11.9% improved 16 basis points over the prior year. EM gross profit margin was down 38 basis points year over year, with all three regions experiencing declines. The Americas region was impacted by the transfer of the lower gross margin Latin America computing components business from TS Americas to EM Americas at the beginning of fiscal 2012. In addition, the regional mix of business was slightly more skewed to the lower margin regions in the current fiscal year as the higher gross margin EMEA region represented 28% of the overall EM revenue mix as compared with 32% in the prior year. TS gross profit margin improved 73 basis points year over year. The year-over-year improvement was driven by the western regions, particularly EMEA. The Americas region's gross profit margin benefited from the transfer of the Latin America business to EM as mentioned previously.

Consolidated gross profit in fiscal 2011 was $3.11 billion, an increase of $827.6 million, or 36.3%, from fiscal 2010 due primarily to strong organic sales growth and the increase in sales related to acquisitions. Gross profit margin of 11.7% declined 19 basis points year over year due primarily to the impact of businesses acquired, which had product lines with lower gross margins than Avnet's other product lines. EM gross profit margin increased 10 basis points where the addition of the lower margin embedded business acquired from Bell Microproducts Inc. ("Bell") and the embedded business transferred from TS mostly offset the margin increase that occurred in the legacy EM business and geographic mix shift. TS gross profit margin declined 52 basis points year over year primarily attributable to the EMEA region and the impact of the integration of the Bell business, which has a lower gross profit margin profile than the other TS EMEA product lines. Although the Bell business had a lower gross profit margin profile due to its product mix, the Company estimates it realized the full impact of over $60 million in annualized synergies in the first quarter of fiscal 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A expenses") were $2.09 billion in fiscal 2012, essentially flat from the prior year, decreasing only $7.8 million. This $7.8 million decrease consisted of (i) approximately $51 million related to both a decrease in expenses for the existing business due primarily to cost reduction actions taken and a decrease in variable expenses related to the revenue decline, and (ii) approximately $6 million related to a decrease due to the translation impact of changes in foreign currency exchange rates, partially offset by (iii) an increase of approximately $49 million related to expenses from businesses acquired. Metrics that management monitors with respect to its operating expenses are SG&A expenses as a percentage of sales and as a percentage of gross profit. In fiscal 2012, SG&A expenses as a percentage of sales were 8.1% and were 68.6% as a percentage of gross profit as compared with 7.9% and 67.6%, respectively, in fiscal 2011. SG&A expenses as a percentage of gross profit at TS decreased over 250 basis points year over year. EM SG&A expenses as a percentage of gross profit increased approximately 250 basis points from the prior year near record low, which was attributable to the strong operating leverage in a particularly high growth environment in the prior year.

SG&A expenses were $2.10 billion in fiscal 2011, which was an increase of $481.5 million, or 29.7%, from fiscal 2010. The increase in SG&A expenses was primarily a result of approximately $304 million of additional SG&A expenses associated with acquisitions, $170 million of incremental costs necessary to support the 17.1% year-over-year organic sales growth, net of incremental cost savings from integration activity and the additional week of expenses in fiscal 2010 and $7 million due to the translation impact of changes in foreign currency exchange rates. In fiscal 2011, SG&A expenses were 7.9% of sales and 67.6% of gross profit as compared with 8.5% and 71.0%, respectively, in fiscal 2010. This continued year-over-year improvement reflects the operating leverage in the business model realized from recent revenue growth and effective expense management.

Restructuring, Integration and Other Charges

Fiscal 2012

During fiscal 2012, the Company continued to take certain actions to reduce costs in both operating groups in response to market conditions and incurred acquisition and integration costs associated with acquired businesses during the fiscal year. As a result, the Company recorded restructuring, integration and other charges of $73.6 million pre-tax, $53.0 million after tax and $0.35 per share on a diluted basis for fiscal 2012. Restructuring charges of $50.3 million pre-tax consisted of $33.2 million for severance, $12.0 million for facility exit costs and fixed asset write-downs and $5.1 million for other restructuring charges, primarily other lease obligations that have no on-going benefit to the Company. Pre-tax integration costs and acquisition transaction costs were $9.4 million and $10.6 million, respectively. The Company recorded a credit of $3.3 million pre-tax to adjust reserves related to prior year restructuring activity that were no longer required. In addition, the Company recorded $6.7 million pre-tax for (i) a legal claim associated with an acquired business and a potential royalty claim related to periods prior to acquisition by Avnet and (ii) a legal claim associated with an indemnification of a prior divested business.

Severance charges recorded in fiscal 2012 related to over 800 employees in sales, administrative and finance functions in connection with the cost reduction actions taken in all three regions in both operating groups with employee reductions of approximately 480 in EM and 320 in TS. Facility exit costs for vacated facilities related to 12 facilities in the Americas, 5 in EMEA and 13 in Asia and consisted of reserves for remaining lease liabilities and the write-down of leasehold improvements and other fixed assets. As a result of the restructuring initiatives implemented during fiscal 2012, the Company expects to generate approximately $40 million to $50 million in annualized savings by the end of fiscal 2012 with the full benefit of the cost savings to be realized in the first quarter of fiscal 2013. The total amounts utilized against the reserves established during fiscal 2012 included $29.3 million in cash payments and $4.7 million in non-cash asset write-downs. As of June 30, 2012, management expects the majority of the remaining severance reserves to be utilized by the end of fiscal 2015 and the remaining facility exit cost reserves to be utilized by the end of fiscal 2016.

Integration costs incurred related to the integration of acquired businesses and incremental costs incurred as part of the consolidation and closure of certain office and warehouse locations. Integration costs included IT consulting costs for system integration assistance, facility moving costs, legal fees, travel, meeting, marketing and communication costs that were incrementally incurred as a result of the integration activity. Also included in integration costs are incremental salary costs associated with the consolidation and closure activities as well as costs associated with acquisition activity, primarily related to the acquired businesses' personnel who were retained by Avnet for extended periods following the close of the acquisitions solely to assist in the integration of the acquired businesses' IT systems and administrative and logistics operations into those of Avnet. These identified personnel have no other meaningful day-to-day operational responsibilities outside of the integration effort. Transaction costs consisted primarily of professional fees for brokering the acquisitions, due diligence work and other legal costs.

Fiscal 2011

During fiscal 2011, the Company recognized restructuring, integration and other charges of $77.2 million pre-tax, $56.2 million after tax and $0.36 per share on a diluted basis associated primarily with the integration of the acquired Bell business. Restructuring costs included $28.6 million pre-tax for severance and $17.3 million pre-tax for facility exit costs for lease liabilities, fixed asset write-downs and other related charges associated with vacated facilities and $1.8 million for other charges. Integration costs were $25.1 million pre-tax and acquisition transactions costs were $15.6 million pre-tax. In addition, the Company recorded a reversal of $11.3 million pre-tax related to (i) the reversal of restructuring reserves established in prior years that were deemed no longer required, (ii) acquisition adjustments for which the purchase allocation period had closed and (iii) exit-related reserves originally established through goodwill in prior years that were deemed no longer required and were credited to the consolidated statement of operations rather than to goodwill because the associated goodwill was impaired in fiscal 2009.

Severance charges recorded in fiscal 2011 related to personnel reductions of over 550 employees in administrative, finance and sales functions primarily in connection with the integration of the acquired Bell business into the existing EM Americas, TS Americas and TS EMEA regions and, to a lesser extent, other cost reduction actions in other regions. Facility exit costs consisted of lease liabilities, fixed asset write-downs and other related charges associated with 50 vacated facilities: 23 in the Americas, 25 in EMEA and two in the Asia/Pac region. Total amounts utilized during fiscal 2012 consisted of $12.1 million in cash payments and $3.2 million related to adjustments to reserves and foreign currency translation. As of June 30, 2012, management expects the majority of the remaining severance reserves to be utilized by the end of fiscal 2013 and the remaining facility exit cost reserves to be utilized by the end of fiscal 2015.

Fiscal 2010

During fiscal 2010, the Company recognized restructuring, integration and other charges of $25.4 million pre-tax, $18.8 million after tax and $0.12 per share on a diluted basis. The Company recognized restructuring charges of $16.0 million pre-tax for the remaining cost reduction actions announced during fiscal 2009 which included severance costs, facility exit costs and other charges related to contract termination costs and fixed asset write-downs. The Company also recognized integration costs of $2.9 million pre-tax for professional fees, facility moving costs and travel, meeting, marketing and communication costs that were incrementally incurred as a result of the integration efforts of the recently acquired businesses, $6.5 million pre-tax for a value-added tax exposure in Europe related to an audit of prior years, and $3.2 million pre-tax of other charges including acquisition-related costs which would have been capitalized under the prior accounting rules. The Company also recorded a credit of $3.2 million pre-tax to adjust reserves related to prior restructuring activity which were determined no longer required.

Severance charges recorded in fiscal 2010 of $9.7 million related to personnel reductions of over 150 employees in administrative, finance and sales functions in connection with the cost reduction actions in all three regions. Facility exit costs of $3.7 million consisted of lease liabilities and fixed asset write-downs associated with seven vacated facilities in the Americas, one in EMEA and four in the Asia/Pac region. Other charges of $2.6 million consisted primarily of contractual obligations with no on-going benefit to the Company. The total amounts utilized during fiscal 2012 consisted of $1.2 million in cash payments, and $0.2 million related to adjustments to reserves and foreign currency translation. As of June 30, 2012, the remaining reserves totaled $0.8 million, which are expected to be utilized by the end of fiscal 2013.

Operating Income

During fiscal 2012, the Company generated operating income of $884.2 million, down 4.9%, as compared with $930.0 million in the prior year. Consolidated operating income margin was 3.4% as compared with 3.5% in the prior year. Both periods included restructuring, integration and other charges as described in *Restructuring, Integration and Other Charges* above. Excluding these charges from both periods, operating income was $957.8 million, or 3.7% of sales, in fiscal 2012 as compared with $1.01 billion, or 3.8% of sales, in the prior year. EM operating income of $751.4 million was down 9.7% year over year. While EM's operating income margin remained within management's target range of 5.0% to 5.5%, it declined 50 basis points year over year to 5.0%. This decline in EM operating income margin was primarily due to the negative operating leverage, particularly in EMEA related to the year-over-year decline in sales in fiscal 2012 due to macroeconomic conditions in the region as compared with the positive operating leverage last year due to the particularly strong sales growth in fiscal 2011. In addition, lower operating income margin in EM Asia, due to economic slowing in China, also contributed to EM's overall decline in operating income margin. The decline at EM was somewhat mitigated by the benefits from cost reduction actions taken in response to business conditions. TS operating income of $319.3 million increased 11.4% year over year and operating income margin increased 46 basis points to 3.0% primarily due to improvement in the western regions, which was driven by the combination of higher gross profit margins and the benefits from restructuring initiatives. Corporate operating expenses were $113.0 million in fiscal 2012 as compared with $112.0 million in fiscal 2011.

During fiscal 2011, the Company generated operating income of $930.0 million, an increase of 46.3% as compared with operating income of $635.6 million in fiscal 2010. The increase in operating income was attributable to the impact of acquisitions and the growth in gross profit dollars associated with the 17.1% organic sales growth. Consolidated operating income margin was 3.5% and 3.3% in fiscal 2011 and 2010, respectively. Both periods included restructuring, integration and other charges as described in *Restructuring, Integration and Other Charges* above. Excluding these charges, operating income for fiscal 2011 was $1.01 billion, or 3.8% of consolidated sales, as compared with operating income of $661.0 million, or 3.5% of consolidated sales, for fiscal 2010. EM operating income of $832.4 million increased 69.3% year over year and operating income margin increased 105 basis points to 5.5%. All three regions within EM contributed, but the improvement was primarily driven by the operating leverage in the EMEA region with its 31.9% year-over-year revenue growth. TS operating income of $286.7 million increased 13.9% year over year while operating income margin declined 57 basis points year over year to 2.5% due primarily to lower gross profit margins in the EMEA region which includes lower operating margins of the acquired businesses as compared with the other TS businesses. Corporate operating expenses were $112.0 million in fiscal 2011 as compared with $82.3 million in fiscal 2010 primarily due to net periodic pension expense recognized in fiscal 2011as compared with pension income recognized in fiscal 2010.

Interest Expense and Other Income (Expense), net

Interest expense for fiscal 2012 was $90.9 million, down $1.6 million, or 1.7%, compared with the prior year. The decrease in interest expense was primarily due to (i) the pay off of $104.4 million of 3.75% convertible debt in March 2011 and (ii) lower interest expense incurred under foreign bank credit facilities as compared with the prior year. See *Financing Transactions* for further discussion of the Company's outstanding debt.

Interest expense for fiscal 2011 was $92.5 million, up $30.7 million, or 49.7% from interest expense of $61.7 million in fiscal 2010. The year-over-year increase in interest expense was due to an increase in debt used to fund the acquisitions of businesses and the increase in working capital to support the significant growth in sales.

During fiscal 2012, the Company recognized $5.4 million of other expense as compared with other income of $10.7 million in the prior year. The year-over-year increase in other expense was due primarily to foreign exchange losses in fiscal 2012 compared with foreign currency exchange gains in the prior year.

Other income was $10.7 million in fiscal 2011 as compared with other expense of $2.5 million in fiscal 2010 due primarily to foreign currency exchange gains compared with losses in the prior year and higher interest income earned as compared with the prior year.

Gain on Bargain Purchase and Other

During fiscal 2012, the Company recognized a gain on bargain purchase of $4.3 million pre- and after tax and $0.03 per share on a diluted basis. In January 2012, the Company acquired Unidux Electronics Limited, a Singapore publicly traded company,through a tender offer. After assessing the assets acquired and liabilities assumed, the consideration paid was below the fair value of the acquired net assets and, as a result, the Company recognized the gain.

In addition to the gain on bargain purchase mentioned above, during fiscal 2012, the Company recognized other charges of $1.4 million pre-tax, $0.9 million after tax and $0.01 per share on a diluted basis related to the write-down of an investment in a small technology company and the write-off of certain deferred financing costs associated with the early termination of a credit facility (see *Financing Transactions* for further discussion).

During fiscal 2011, the Company acquired Unidux, a Japanese publicly traded company, through a tender offer. After reassessing all assets acquired and liabilities assumed, the consideration paid was below the fair value of the acquired net assets and, as a result, the Company recognized a gain on bargain purchase of $31.0 million pre- and after tax and $0.20 per share on a diluted basis. In addition, the Company recognized other charges of $2.0 million pre-tax, $1.4 million after tax and $0.01 per share on a diluted basis primarily related to an impairment of buildings in EMEA and recognized a loss of $6.3 million pre-tax, $3.9 million after tax and $0.02 per share on a diluted basis related to the write-down of prior investments in smaller technology start-up companies.

Gain on Sale of Assets

During fiscal 2010, the Company recognized a gain on sale of assets as a result of certain earn-out provisions associated with the sale of the Company's equity investment in Calence LLC. The gain amounted to $8.8 million pre-tax, $5.4 million after tax and $0.03 per share on a diluted basis in fiscal 2010.

Income Tax Provision

Avnet's effective tax rate on income before income taxes was 28.3% in fiscal 2012 as compared with 23.2% in fiscal 2011. Included in the fiscal 2012 effective tax rate is a net tax benefit of $8.6 million, which is comprised of (i) a tax benefit of $30.8 million for the release of tax reserves (valuation allowance) against deferred tax assets that were determined to be realizable, primarily related to a legal entity in EMEA (discussed further below), partially offset by (ii) a tax provision of $22.2 million related to changes in existing tax positions, withholding tax related to legal entity reorganizations, the establishment of tax reserves against certain deferred tax assets and U.S. tax expense associated with the release of the valuation allowance, partially offset by net favorable audit settlements. The fiscal 2012 effective tax rate is higher than the fiscal 2011 effective tax rate primarily due to a lower amount of tax reserve released in fiscal 2012 as compared with the amount released in fiscal 2011, as discussed further below, and, to a lesser extent, a more favorable impact from audit settlements and changes to existing tax positions in fiscal 2012 as compared with fiscal 2011. These favorable impacts were partially offset by the withholding tax mentioned above.

Prior to fiscal 2011, the Company had a full reserve against significant tax assets related to a legal entity in EMEA due to, among several other factors, a history of losses in that entity. In each of fiscal 2012 and 2011, the Company determined a portion of the tax reserve related to this entity was no longer required due to the expected continuation of improved earnings in the foreseeable future and, as a result, the Company's effective tax rate was positively impacted (decreased) upon the release of the tax reserves. In fiscal 2012 and 2011, the tax reserves released associated with this EMEA legal entity were $22.1 million and $64.2 million, respectively, net of the U.S. tax expense associated with the release. The Company will continue to evaluate the need for a reserve against the tax assets associated with this legal entity and will adjust the reserve as deemed appropriate which, when adjusted, will result in an impact to the effective tax rate. Excluding the benefit in both fiscal years related to the release of the tax reserve associated with the EMEA legal entity, the effective tax rate for fiscal 2012 would have been 31.1% as compared with 30.6% for fiscal 2011.

Avnet's effective tax rate on income before income taxes was 23.2% in fiscal 2011 as compared with 29.9% in fiscal 2010. The fiscal 2011 effective tax rate was impacted by a net tax benefit of $32.9 million primarily related to the EMEA legal entity release of a tax reserve, as previously mentioned, and, to a lesser extent, net favorable tax audit settlements, partially offset by changes to existing tax positions. The fiscal 2010 effective tax rate was impacted primarily by changes to estimates for existing tax positions and net favorable tax audit settlements, offset by a reserve established against certain deferred tax assets.

Avnet's effective tax rate is primarily a function of the tax rates in the numerous jurisdictions in which it does business applied to the mix of pre-tax book income. The effective tax rate may vary year over year as a result of changes in tax requirements in these jurisdictions, management's evaluation of its ability to generate sufficient taxable income to offset net operating loss carry-forwards and the establishment of reserves for unfavorable outcomes of tax positions taken on certain matters that are common to multinational enterprises and the actual outcome of those matters.

The Company is in the final stages of two audits by the U.S. Internal Revenue Service, one of which relates to the Company and one relates to the pre-acquisition period of an acquired entity. As a result, it is reasonably possible that within the next twelve months, the Company may record a tax benefit of $30.0 million to $35.0 million, which would favorably impact the effective tax rate in the period in which the matter is effectively settled. This estimated benefit is comprised primarily of the recognition of additional net operating losses as well as the release of related reserves, partially offset by unfavorable audit adjustments.

Net Income

As a result of the factors described in the preceding sections of this MD&A, the Company's net income in fiscal 2012 was $567.0 million, or $3.79 per share on a diluted basis, as compared with net income of $669.1 million, or $4.34 per share on a diluted basis, in fiscal 2011 and $410.4 million, or $2.68 per share on a diluted basis, in fiscal 2010. Fiscal 2012, 2011 and 2010 results were impacted by certain items as presented in the following tables:

	Year Ended June 30, 2012			
	Operating Income (Loss)	Pre-tax Income (Loss)	Net Income (Loss)	Diluted EPS
	(Thousands, except per share data)			
Restructuring, integration and other charges	$ (73,585)	$ (73,585)	$ (52,963)	$ (0.35)
Gain on bargain purchase and other	—	2,918	3,463	0.02
Net tax benefit	—	—	8,616	0.06
Total	$ (73,585)	$ (70,667)	$ (40,884)	$ (0.27)

	Year Ended July 2, 2011			
	Operating Income (Loss)	Pre-tax Income (Loss)	Net Income (Loss)	Diluted EPS
	(Thousands, except per share data)			
Restructuring, integration and other charges	$ (77,176)	$ (77,176)	$ (56,169)	$ (0.36)
Gain on bargain purchase and other	—	22,715	25,720	0.17
Release of tax valuation allowance, net of tax reserves adjustments	—	—	32,901	0.21
Total	$ (77,176)	$ (54,461)	$ 2,452	$ 0.02

	Year Ended July 3, 2010			
	Operating Income (Loss)	Pre-tax Income (Loss)	Net Income (Loss)	Diluted EPS *
	(Thousands, except per share data)			
Restructuring, integration and other charges	$ (25,419)	$ (25,419)	$ (18,789)	$ (0.12)
Gain on sale of assets	—	8,751	5,370	0.03
Net increase in tax reserves	—	—	(842)	(0.01)
Total	$ (25,419)	$ (16,668)	$ (14,261)	$ (0.09)

* EPS does not foot due to rounding

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. These estimates and assumptions are based upon the Company's continuous evaluation of historical results and anticipated future events. Actual results may differ from these estimates under different assumptions or conditions.

The Securities and Exchange Commission defines critical accounting policies as those that are, in management's view, most important to the portrayal of the Company's financial condition and results of operations and that require significant judgments and estimates. Management believes the Company's most critical accounting policies relate to:

Valuation of Receivables

The Company maintains an allowance for doubtful accounts for estimated losses resulting from customer defaults. Bad debt reserves are recorded based upon historic default averages as well as the Company's regular assessment of the financial condition of its customers. Therefore, if collection experience or the financial condition of specific customers were to change, management would evaluate whether additional adjustments are required.

Valuation of Inventories

Inventories are recorded at the lower of cost (first in — first out) or estimated market value. The Company's inventories include high-technology components, embedded systems and computing technologies sold into rapidly changing, cyclical and competitive markets wherein such inventories may be subject to technological obsolescence.

The Company regularly evaluates inventories for excess, obsolescence or other factors that may render inventories less marketable. Write-downs are recorded so that inventories reflect the approximate net realizable value and take into account the Company's contractual provisions with its suppliers, which may provide certain protections to the Company for product obsolescence and price erosion in the form of rights of return and price protection. Because of the large number of transactions and the complexity of managing the process around price protections and stock rotations, estimates are made regarding adjustments to the carrying amount of inventories. Additionally, assumptions about future demand, market conditions and decisions to discontinue certain product lines can impact the decision to write-down inventories. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, management would evaluate whether additional write-downs of inventories are required. In any case, actual values could be different from those currently estimated.

Accounting for Income Taxes

Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. The carrying value of the Company's net operating loss carry-forwards is dependent upon its ability to generate sufficient future taxable income in certain tax jurisdictions. In addition, the Company considers historic levels of income, expectations and risk associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing a tax valuation allowance. Should the Company determine that it is not able to realize all or part of its deferred tax assets in the future, an additional valuation allowance may be recorded against the deferred tax assets with a corresponding charge to income in the period such determination is made. Similarly, should the Company determine that it is able to realize all or part of its deferred tax assets that have been reserved for, the Company may release a valuation allowance with a corresponding benefit to income in the period such determination is made.

The Company establishes reserves for potentially unfavorable outcomes of positions taken on certain tax matters. These reserves are based on management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. There may be differences between the anticipated and actual outcomes of these matters that may result in reversals of reserves or additional tax liabilities in excess of the reserved amounts. To the extent such adjustments are warranted, the Company's effective tax rate may potentially fluctuate as a result.

In determining the Company's effective tax rate, management considers current tax regulations in the numerous jurisdictions in which it operates, and requires management's judgment for interpretation and application. Changes to such tax regulations or disagreements with the Company's interpretation or application by tax authorities in any of the Company's major jurisdictions may have a significant impact on the Company's provision for income taxes.

Restructuring, Integration and Impairment Charges

The Company has been subject to the financial impact of integrating acquired businesses and charges related to business reorganizations. In connection with such events, management is required to make estimates about the financial impact of such matters that are inherently uncertain. Accrued liabilities and reserves are established to cover the cost of severance, facility consolidation and closure, lease termination fees, inventory adjustments based upon acquisition-related termination of supplier agreements and/or the re-evaluation of the acquired working capital assets (inventory and accounts receivable), and write-down of other acquired assets including goodwill. Actual amounts incurred could be different from those estimated.

Additionally, in assessing goodwill for impairment, the Company is required to make significant assumptions about the future cash flows and overall performance of its reporting units. The Company is also required to make judgments regarding the evaluation of changes in events or circumstances that would more likely than not reduce the fair value of any of its reporting units below its carrying value, the results of which would determine whether an interim impairment test must be performed. Should these assumptions or judgments change in the future based upon market conditions or should the structure of the Company's reporting units change based upon changes in business strategy, the Company may be required to perform an interim impairment test which may result in a goodwill impairment charge.

During fiscal 2012, 2011 and 2010, the Company performed its annual goodwill impairment test and determined there was no goodwill impairment in any of its reporting units. The Company does not believe there were any reporting units that were at risk of failing "step 1" of the goodwill impairment test. However, there were two reporting units for which the estimated fair value was not substantially in excess of the carrying value of the reporting unit, specifically TS Asia and TS EMEA. The percentage by which the estimated fair value exceeded carrying value was approximately 15% and 20% for TS Asia and TS EMEA, respectively. In addition, as of June 30, 2012, TS Asia and TS EMEA had approximately $58 million and $121 million, respectively, of allocated goodwill.

In order to estimate the fair value of its reporting units, the Company uses a combination of an income approach, specifically a discounted cash flow methodology, and a market approach. The discounted cash flow methodology includes assumptions for, among others, forecasted revenues, gross profit margins, operating profit margins, working capital cash flow, perpetual growth rates and long-term discount rates, all of which require significant judgments and estimates by management which are inherently uncertain. These assumptions, judgments and estimates may change in the future based upon market conditions or other events and could result in a goodwill impairment charge, in particular, in the TS Asia and TS EMEA reporting units.

Contingencies and Litigation

From time to time, the Company may become a party to, or otherwise involved in, various lawsuits, claims, investigations and other legal proceedings in the ordinary course of conducting its business. While litigation is subject to inherent uncertainties, management does not anticipate that any current matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

Revenue Recognition

The Company does not consider revenue recognition to be a critical accounting policy due to the nature of its business because revenues are generally recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Generally, these criteria are met upon the actual shipment of product to the customer. Accordingly, other than for estimates related to possible returns of products from customers, discounts or rebates, the recording of revenue does not require significant judgments or estimates. Provisions for returns are estimated based on historical sales returns, credit memo analysis and other known factors. Provisions are made for discounts and rebates, which are primarily volume-based, and are generally based on historical trends and anticipated customer buying patterns. Finally, revenues from maintenance contracts, which are deferred and recognized in income over the life of the agreement, are not material to the consolidated results of operations of the Company.

Recently Issued Accounting Pronouncements

See Note 1 in the *Notes to Consolidated Financial Statements* contained in Item 15 of this Report for the discussion of recently issued accounting pronouncements.

Liquidity and Capital Resources

Cash Flows

Cash Flows from Operating Activities

The Company generated $528.7 million of cash from operating activities in fiscal 2012 as compared with $278.1 million in fiscal 2011. These results are comprised of: (1) cash flow generated from net income excluding non-cash and other reconciling items, which includes the add-back of depreciation and amortization, deferred income taxes, stock-based compensation and other non-cash items (primarily the provision for doubtful accounts and periodic pension costs) and (2) cash flow used for working capital, excluding cash and cash equivalents. Cash generated by working capital in fiscal 2012 resulted from a decrease in receivables and inventory of $72.3 million and $133.2 million, respectively, offset by a decrease in payables of $319.1 million and in accrued expenses and other of $136.9 million. EM drove the decrease in receivables and inventory which more than offset the increase in receivables at TS. TS inventory was essentially flat year over year. Net days outstanding, in particular, receivable days, has not changed significantly as there has not been any significant change in terms provided to customers nor are customers changing their payment patterns.

During fiscal 2011, the Company generated $278.1 million of cash from operating activities as compared with cash used for operating activities of $30.4 million in fiscal 2010. Cash used for working capital in fiscal 2011 consisted of growth in accounts receivable and inventory of $421.5 million and $321.9 million, respectively, partially offset by an increase in payables of $165.2 million. Cash used for working capital during fiscal 2010 consisted of growth in accounts receivable and inventory of $1.07 billion and $459.9 million, respectively, partially offset by an increase in accounts payable of $963.3 million. For fiscal 2010, sales increased 18.1%; however, the Company used only $30.4 million of cash from operating activities to fund that growth as a result of the significant improvement in working capital velocity which increased to a record 7.8 times.

Cash Flows from Financing Activities

During fiscal 2012, the Company received net proceeds of $595.8 million, primarily from borrowings under the accounts receivable securitization program and bank credit facilities. In addition, during fiscal 2012, the Company used $318.3 million of cash to repurchase common stock under the $500 million share repurchase program authorized by the Board in August 2011 (see *Item 5. Market for Registrants' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities* in this Form 10-K).

During fiscal 2011, the Company received proceeds of $160.0 million from borrowings under the accounts receivable securitization program and repaid $109.6 million for the 3.75% Notes acquired in the Bell acquisition which were tendered during fiscal 2011. The Company also received proceeds of $8.9 million, net of repayments, related to bank credit facilities and other debt.

During fiscal 2010, the Company received proceeds of $291.9 million from the issuance of notes, net of repayments for bank and other debt. In June 2010, the Company issued $300.0 million 5.875% Notes due June 2020 and received proceeds of $296.5 million, net of discount and underwriting fees.

Other financing activities, net, in fiscal 2012, 2011 and 2010 were primarily a result of cash received for the exercise of stock options and the associated excess tax benefit.

Cash Flows from Investing Activities

During fiscal 2012, the Company used $313.2 million of cash for acquisitions, net of cash acquired, and $128.7 million for capital expenditures primarily related to system development costs and computer hardware and software purchases.

During fiscal 2011, the Company used $691.0 million of cash for acquisitions, net of cash acquired, and $148.7 million for capital expenditures primarily related to system development costs and computer hardware and software expenditures. Also during fiscal 2011, the Company received $19.1 million of proceeds associated with a divestiture and $10.6 million of proceeds from the sale of fixed assets.

During fiscal 2010, the Company used $112.4 million of cash for investing activities, of which $69.3 million related to acquisitions and investments. The Company also received proceeds of $11.8 million related to earn-out provisions from the prior sale of an equity method investment as well as the sale of a small cost method investment. The Company used $66.9 million for capital expenditures related to building and leasehold improvements, system development costs, computer hardware and software and received $12.0 million in proceeds primarily related to the sale of properties.

Capital Structure

The Company uses a variety of financing arrangements, both short-term and long-term, to fund its operations in addition to funds generated from cash flow from operations. The Company also uses diversified sources of funding so that it does not become overly dependent on one source and to achieve lower cost of funding through these different alternatives. These financing arrangements include public bonds, short-term and long-term bank loans and an accounts receivable securitization program. For a detailed description of the Company's external financing arrangements outstanding at June 30, 2012, refer to Note 7 to the consolidated financial statements appearing in Item 15 of this Report.

The following table summarizes the Company's capital structure as of the end of fiscal 2012 with a comparison with the end of fiscal 2011:

	June 30, 2012	% of Total Capitalization	July 2, 2011	% of Total Capitalization
		(Dollars in thousands)		
Short-term debt	$ 872,404	14.4%	$ 243,079	4.4%
Long-term debt	1,271,985	21.0	1,273,509	22.8
Total debt	2,144,389	35.4	1,516,588	27.2
Shareholders' equity	3,905,732	64.6	4,056,070	72.8
Total capitalization	$ 6,050,121	100.0	$ 5,572,658	100.0

Financing Transactions

During fiscal 2012, the Company entered into a five-year $1.0 billion senior unsecured revolving credit facility (the "2012 Credit Facility") with a syndicate of banks, which expires in November 2016. In connection with the 2012 Credit Facility, the Company terminated its existing unsecured $500.0 million credit facility (the "2008 Credit Facility") which was to expire in September 2012. Under the 2012 Credit Facility, the Company may elect from various interest rate options, currencies and maturities. As of the end of fiscal 2012, there were $110.1 million in borrowings outstanding under the 2012 Credit Facility included in "long-term debt" in the consolidated financial statements. In addition, there were $17.2 million in letters of credit issued under the 2012 Credit Facility, which represents a utilization of the 2012 Credit Facility capacity but are not recorded in the consolidated balance sheet as the letters of credit are not debt. As of July 2, 2011, there were $122.1 million in borrowings outstanding included in "long-term debt" in the consolidated financial statements and $16.6 million in letters of credit issued under the 2008 Credit Facility.

During fiscal 2012, the Company amended its accounts receivable securitization program (the "Securitization Program" or "Program") with a group of financial institutions to allow the Company to sell, on a revolving basis, an undivided interest of up to $750.0 million ($600.0 million prior to the amendment) in eligible receivables while retaining a subordinated interest in a portion of the receivables. The Program does not qualify for sale treatment and, as a result, any borrowings under the Program are recorded as debt on the consolidated balance sheet. The Program contains certain covenants, all of which the Company was in compliance with as of June 30, 2012. The Program has a one year term that expires at the end of August 2012, which is expected to be renewed for another year on comparable terms. There were $670.0 million in borrowings outstanding under the Program at June 30, 2012 and $160.0 million outstanding at July 2, 2011.

Notes outstanding at June 30, 2012 consisted of:

- $300.0 million of 5.875% Notes due March 15, 2014
- $250.0 million of 6.00% Notes due September 1, 2015
- $300.0 million of 6.625% Notes due September 15, 2016

- $300.0 million of 5.875% Notes due June 15, 2020

In addition to its primary financing arrangements, the Company has several small lines of credit in various locations to fund the short-term working capital, foreign exchange, overdraft and letter of credit needs of its wholly owned subsidiaries in Europe, Asia and Canada. Avnet generally guarantees its subsidiaries' obligations under these facilities.

Covenants and Conditions

The Securitization Program discussed previously requires the Company to maintain certain minimum interest coverage and leverage ratios in order to continue utilizing the Program. The Program also contains certain covenants relating to the quality of the receivables sold. If these conditions are not met, the Company may not be able to borrow any additional funds and the financial institutions may consider this an amortization event, as defined in the agreement, which would permit the financial institutions to liquidate the accounts receivables sold to cover any outstanding borrowings. Circumstances that could affect the Company's ability to meet the required covenants and conditions of the Program include the Company's ongoing profitability and various other economic, market and industry factors. Management does not believe that the covenants under the Program limit the Company's ability to pursue its intended business strategy or its future financing needs. The Company was in compliance with all covenants of the Program as of June 30, 2012.

The 2012 Credit Facility, discussed in *Financing Transactions,* contains certain covenants with various limitations on debt incurrence, dividends, investments and capital expenditures and also includes financial covenants requiring the Company to maintain minimum interest coverage and leverage ratios. Management does not believe that the covenants in the Credit Facility limit the Company's ability to pursue its intended business strategy or its future financing needs. The Company was in compliance with all covenants of the Credit Facility as of June 30, 2012.

See *Liquidity* below for further discussion of the Company's availability under these various facilities.

Liquidity

As mentioned previously, the Company amended its accounts receivable securitization program in August 2011 to increase the borrowing capacity from $600.0 million to $750.0 million. Also during fiscal 2012, the Company entered into a five-year $1.0 billion senior unsecured revolving credit facility and terminated its existing $500 million facility. As of June 30, 2012, the Company had total borrowing capacity of $1.75 billion under the 2012 Credit Facility and the Securitization Program. There were $110.1 million in borrowings outstanding and $17.2 million in letters of credit issued under the 2012 Credit Facility and $670.0 million outstanding under the Securitization Program resulting in $952.7 million of net availability at the end of fiscal 2012. During fiscal 2012, the Company had an average daily balance outstanding under the 2012 Credit Facility of approximately $115 million and $620 million under the Securitization Program. During fiscal 2011, the Company had an average daily balance outstanding under the 2008 Credit Facility of approximately $140 million and $405 million under the Securitization Program.

The Company had cash and cash equivalents of $1.01 billion as of June 30, 2012, of which $874.0 million was held outside the U.S. As of July 2, 2011, the Company had cash and cash equivalents of $675.3 million, of which $613.2 million was held outside of the U.S. Liquidity is subject to many factors, such as normal business operations as well as general economic, financial, competitive, legislative, and regulatory factors that are beyond the Company's control. Cash balances generated and held in foreign locations are used for on-going working capital, capital expenditures and to support acquisitions. These balances are currently expected to be permanently reinvested outside the U.S. If these funds were needed in the U.S., the Company would incur significant income taxes to repatriate cash held in foreign locations to the extent they are in excess of outstanding intercompany loans due to Avnet, Inc. from the foreign subsidiaries. In addition, local government regulations may restrict the Company's ability to move funds among various locations under certain circumstances. Management does not believe such restrictions would limit the Company's ability to pursue its intended business strategy.

During fiscal 2012, the Company utilized $313.2 million of cash, net of cash acquired, for acquisitions. The Company has been making and expects to continue to make strategic investments through acquisition activity to the extent the investments strengthen Avnet's competitive position and meet management's return on capital thresholds.

In addition to continuing to make investments in acquisitions, the Company may repurchase up to an aggregate of $500 million of the Company's common stock through a share repurchase program approved by the Board of Directors in August 2011. In August 2012, the Board of Directors approved adding $250 million to the share repurchase program. With this increase, the Company may repurchase up to a total of $750 million of the Company's common stock under the share purchase program. The Company plans to repurchase stock from time to time at the discretion of management, subject to strategic considerations, market conditions and other factors. The Company may terminate or limit the stock repurchase program at any time without prior notice. The timing and actual number of shares purchased will depend on a variety of factors such as price, corporate and regulatory requirements, and prevailing market conditions. Since inception of the program in August 2011 through the end of fiscal 2012, the Company repurchased 11.3 million shares at average market price of $28.90 per share for total cost of $325.9 million. This amount differs from the cash used for repurchases of common stock on the consolidated statement of cash flows to the extent repurchases were not settled at the end of the fiscal year. Shares repurchased were retired.

During periods of weakening demand in the electronic component and enterprise computer solutions industry, the Company typically generates cash from operating activities. Conversely, the Company is more likely to use operating cash flows for working capital requirements during periods of higher growth. During fiscal 2012, the Company generated $528.7 million in cash from operations as revenue declined 3% over the prior year. Management believes that Avnet's borrowing capacity, its current cash availability and the Company's expected ability to generate operating cash flows are sufficient to meet its projected financing needs.

The following table highlights the Company's liquidity and related ratios for the past two fiscal years:

COMPARATIVE ANALYSIS — LIQUIDITY

	Years Ended		
	June 30, 2012	July 2, 2011	Percentage Change
	(Dollars in millions)		
Current Assets	$ 8,254.4	$ 8,227.2	0.3%
Quick Assets	5,614.2	5,439.6	3.2
Current Liabilities	4,798.7	4,477.7	7.2
Working Capital [(1)]	3,455.7	3,749.5	(7.8)
Total Debt	2,144.4	1,516.6	41.4
Total Capital (total debt plus total shareholders' equity)	6,050.1	5,572.7	8.6
Quick Ratio	1.2:1	1.2:1	
Working Capital Ratio	1.7:1	1.8:1	
Debt to Total Capital	35.4%	27.2%	

(1) This calculation of working capital is defined as current assets less current liabilities.

The Company's quick assets (consisting of cash and cash equivalents and receivables) increased 3.2% from July 2, 2011 to June 30, 2012 primarily due to an increase in cash and cash equivalents over the prior year, which was partially offset by a decrease in receivables due primarily to the impact of the change in foreign currency exchange spot rates at July 2, 2011 and the year-over-year decline in revenue. Current assets remained flat as the increase in cash and cash equivalents were offset by a decrease in receivables and inventory, also a result of the impact of the change in foreign currency exchange spot rates and the decline in sales. Current liabilities increased 7.2% primarily due to an increase in short-term borrowings, which was partially offset by a decrease in payables. As a result of the factors noted above, total working capital decreased by 7.8% during fiscal 2012. Total debt increased by 41.4%, primarily due to the increase in short-term borrowings, total capital increased 8.6% and the debt to capital ratio increased to 35.4%.

Long-Term Contractual Obligations

The Company has the following contractual obligations outstanding as of June 30, 2012 (in millions):

	Total	Due in Less Than 1 Year	Due in 1-3 Years	Due in 4-5 Years	Due After 5 Years
Long-term debt, including amounts due within one year (1)	$ 2,146.9	$ 872.4	$ 314.0	$ 660.5	$ 300.0
Interest expense on long-term notes (2)	$ 322.2	$ 85.4	$ 120.9	$ 63.6	$ 52.3
Operating leases	$ 294.5	$ 95.8	$ 110.0	$ 52.2	$ 36.5

(1) Excludes discount on long-term notes.

(2) Represents interest expense due on long-term notes with fixed interest rates and variable debt assuming the same interest rate as at June 30, 2012.

At June 30, 2012, the Company had a liability for income tax contingencies of $146.6 million, which is not included in the above table. Cash payments associated with the settlement of these liabilities that are expected to be paid within the next 12 months is $12.9 million. The Company does not currently have any material commitments for capital expenditures.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The Company seeks to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering into financial arrangements, from time to time, which are intended to provide a hedge against all or a portion of the risks associated with such volatility. The Company continues to have exposure to such risks to the extent they are not hedged.

The following table sets forth the scheduled maturities of the Company's debt outstanding at June 30, 2012 (dollars in millions):

	Fiscal Year						
	2013	2014	2015	2016	2017	Thereafter	Total
Liabilities:							
Fixed rate debt (1)	$ 1.0	$ 301.5	$ 0.3	$ 250.0	$ 300.0	$ 300.0	$ 1,152.8
Floating rate debt	$ 871.4	$ 11.7	$ 0.5	$ 110.4	$ 0.1	$ —	$ 994.1

(1) Excludes discounts on long-term notes.

The following table sets forth the carrying value and fair value of the Company's debt at June 30, 2012 (dollars in millions):

	Carrying Value at June 30, 2012	Fair Value at June 30, 2012	Carrying Value at July 2, 2011	Fair Value at July 2, 2011
Liabilities:				
Fixed rate debt (1)	$ 1,152.8	$ 1,285.6	$ 1,154.3	$ 1,261.1
Average interest rate	6.1%		6.1%	
Floating rate debt	$ 994.1	$ 994.1	$ 365.3	$ 365.3
Average interest rate	1.5%		2.2%	

(1) Excludes discounts on long-term notes.

Many of the Company's subsidiaries, on occasion, purchase and sell products in currencies other than their functional currencies. This subjects the Company to the risks associated with fluctuations in foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily forward foreign exchange contracts with maturities of less than sixty days. The Company continues to have exposure to foreign currency risks to the extent they are not hedged. The Company adjusts all foreign denominated balances and any outstanding foreign exchange contracts to fair market value through the consolidated statements of operations. Therefore, the market risk related to foreign exchange contracts is offset by changes in valuation of the underlying items being hedged. The asset or liability representing the fair value of foreign exchange contracts is classified in the captions "other current assets" or "accrued expenses and other," as applicable, in the accompanying consolidated balance sheets. A hypothetical 10% change in currency exchange rates under the contracts outstanding at June 30, 2012 would result in an increase or decrease of approximately $53.4 million to the fair value of the forward foreign exchange contracts, which would generally be offset by an opposite effect on the related hedged positions.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements and supplementary data are listed under Item 15 of this Report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the reporting period covered by this report on Form 10-K. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report on Form 10-K, the Company's disclosure controls and procedures are effective such that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and forms and is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

During the fourth quarter of fiscal 2012, there were no changes to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2012. In making this assessment, management used the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2012.

The Company's independent registered public accounting firm, KPMG LLP, has audited the effectiveness of the Company's internal controls over financial reporting as of June 30, 2012, as stated in its audit report which is included herein.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information called for by Item 10 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders anticipated to be held on November 2, 2012.

Item 11. ***Executive Compensation***

The information called for by Item 11 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders anticipated to be held on November 2, 2012.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information called for by Item 12 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders anticipated to be held on November 2, 2012.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information called for by Item 13 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Shareholders anticipated to be held on November 2, 2012.

Item 14. ***Principal Accounting Fees and Services***

The information called for by Item 14 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders anticipated to be held on November 2, 2012.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

a. The following documents are filed as part of this Report:

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVNET, INC.
(Registrant)

By: /s/ RICHARD HAMADA
Richard Hamada
Chief Executive Officer and Director

Date: August 10, 2012

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby authorizes and appoints each of Richard Hamada and Raymond Sadowski his or her attorneys-in-fact, for him or her in any and all capacities, to sign any amendments to this Report, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on August 10, 2012.

Signature	Title
/s/ RICHARD HAMADA Richard Hamada	Chief Executive Officer and Director (Principal Executive Officer)
/s/ ROY VALLEE Roy Vallee	Chairman of the Board and Director
/s/ ELEANOR BAUM Eleanor Baum	Director
/s/ J. VERONICA BIGGINS J. Veronica Biggins	Director
/s/ R. KERRY CLARK R. Kerry Clark	Director
/s/ EHUD HOUMINER Ehud Houminer	Director
/s/ JAMES A. LAWRENCE James A. Lawrence	Director
/s/ FRANK R. NOONAN Frank R. Noonan	Director
/s/ RAY M. ROBINSON Ray M. Robinson	Director
/s/ WILLIAM H. SCHUMANN, III William H. Schumann, III	Director
/s/ WILLIAM P. SULLIVAN William P. Sullivan	Director
/s/ RAYMOND SADOWSKI Raymond Sadowski	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Avnet, Inc.:

We have audited the accompanying consolidated balance sheets of Avnet, Inc. and subsidiaries (the Company) as of June 30, 2012 and July 2, 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2012. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for each of the years in the three-year period ended June 30, 2012, as listed in the accompanying index. We also have audited the Company's internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on the financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Avnet, Inc. and subsidiaries as of June 30, 2012 and July 2, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for each of the years in the three-year period ended June 30, 2012, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Furthermore, in our opinion, Avnet, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Phoenix, Arizona
August 10, 2012

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2012	July 2, 2011
	(Thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,006,864	$ 675,334
Receivables, less allowances of $106,319 and $107,739, respectively (Note 3)	4,607,324	4,764,293
Inventories	2,388,642	2,596,470
Prepaid and other current assets	251,609	191,110
Total current assets	8,254,439	8,227,207
Property, plant and equipment, net (Note 5)	461,230	419,173
Goodwill (Notes 2 and 6)	1,100,621	885,072
Other assets	351,576	374,117
Total assets	$ 10,167,866	$ 9,905,569
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Borrowings due within one year (Note 3 and 7)	$ 872,404	$ 243,079
Accounts payable	3,230,765	3,561,633
Accrued expenses and other (Note 8)	695,483	673,016
Total current liabilities	4,798,652	4,477,728
Long-term debt (Note 7)	1,271,985	1,273,509
Other long-term liabilities (Notes 9 and 10)	191,497	98,262
Total liabilities	6,262,134	5,849,499
Commitments and contingencies (Notes 11 and 13)		
Shareholders' equity (Notes 4, 12 and 14):		
Common stock $1.00 par; authorized 300,000,000 shares; issued 142,586,000 shares and 152,835,000 shares, respectively	142,586	152,835
Additional paid-in capital	1,263,817	1,233,209
Retained earnings	2,545,858	2,293,510
Accumulated other comprehensive (loss) income (Note 4)	(45,832)	377,211
Treasury stock at cost, 37,872 shares and 37,802 shares, respectively	(697)	(695)
Total shareholders' equity	3,905,732	4,056,070
Total liabilities and shareholders' equity	$ 10,167,866	$ 9,905,569

See notes to consolidated financial statements

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
	(Thousands, except share amounts)		
Sales	$ 25,707,522	$ 26,534,413	$ 19,160,172
Cost of sales	22,656,965	23,426,608	16,879,955
Gross profit	3,050,557	3,107,805	2,280,217
Selling, general and administrative expenses	2,092,807	2,100,650	1,619,198
Restructuring, integration and other charges (Note 17)	73,585	77,176	25,419
Operating income	884,165	929,979	635,600
Other income (expense), net	(5,442)	10,724	2,480
Interest expense	(90,859)	(92,452)	(61,748)
Gain on bargain purchase and other (Note 2)	2,918	22,715	—
Gain on sale of assets (Note 2)	—	—	8,751
Income before income taxes	790,782	870,966	585,083
Income tax provision (Note 9)	223,763	201,897	174,713
Net income	$ 567,019	$ 669,069	$ 410,370
Net earnings per share (Note 14):			
Basic	$ 3.85	$ 4.39	$ 2.71
Diluted	$ 3.79	$ 4.34	$ 2.68
Shares used to compute earnings per share (Note 14):			
Basic	147,278	152,481	151,629
Diluted	149,553	154,337	153,093

See notes to consolidated financial statements

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended June 30, 2012, July 2, 2011 and July 3, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
			(Thousands)			
Balance, June 27, 2009	$ 151,099	$ 1,178,524	$ 1,214,071	$ 218,094	$ (931)	$ 2,760,857
(as adjusted —see Note 1)						
Net income	—	—	410,370	—	—	410,370
Translation adjustments (Note 4)	—	—	—	(159,517)	—	(159,517)
Pension liability adjustment, net of tax of $19,287 (Notes 4, 10 and 15)	—	—	—	(31,215)	—	(31,215)
Comprehensive income (Note 4)						219,638
Stock option and incentive programs, including related tax benefits of $2,100	775	27,608	—	—	239	28,622
Balance, July 3, 2010	151,874	1,206,132	1,624,441	27,362	(692)	3,009,117
Net income	—	—	669,069	—	—	669,069
Translation adjustments (Note 4)	—	—	—	329,884	—	329,884
Pension liability adjustment, net of tax of $12,022 (Notes 4, 10 and 15)	—	—	—	19,965	—	19,965
Comprehensive income (Note 4)						1,018,918
Stock option and incentive programs, including related tax benefits of $4,689	961	27,077	—	—	(3)	28,035
Balance, July 2, 2011	152,835	1,233,209	2,293,510	377,211	(695)	4,056,070
Net income	—	—	567,019	—	—	567,019
Translation adjustments (Note 4)	—	—	—	(370,415)	—	(370,415)
Pension liability adjustment, net of tax of $32,382 (Notes 4, 10 and 15)	—	—	—	(52,628)	—	(52,628)
Comprehensive income (Note 4)						143,976
Repurchases of common stock (Note 4)	(11,270)	—	(314,671)	—	—	(325,941)
Stock option and incentive programs, including related tax benefits of $4,442	1,021	30,608	—	—	(2)	31,627
Balance, June 30, 2012	$ 142,586	$ 1,263,817	$ 2,545,858	$ (45,832)	$ (697)	$ 3,905,732

See notes to consolidated financial statements

AVNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
	(Thousands)		
Cash flows from operating activities:			
Net income	$ 567,019	$ 669,069	$ 410,370
Non-cash and other reconciling items:			
Depreciation and amortization	101,336	81,389	60,643
Deferred income taxes (Note 9)	11,782	15,966	46,424
Stock-based compensation (Note 12)	35,737	28,931	28,363
Gain on sale of assets (Note 2)	—	—	(8,751)
Gain on bargain purchase and other (Note 2)	(2,918)	(22,715)	—
Other, net (Note 15)	66,263	56,846	15,385
Changes in (net of effects from businesses acquired):			
Receivables	72,267	(421,457)	(1,070,302)
Inventories	133,178	(321,939)	(459,917)
Accounts payable	(319,094)	165,185	963,332
Accrued expenses and other, net	(136,852)	26,804	(15,962)
Net cash flows provided by (used for) operating activities	528,718	278,079	(30,415)
Cash flows from financing activities:			
Borrowings under accounts receivable securitization program, net (Note 3)	510,000	160,000	—
Issuance of notes in a public offering, net of issuance costs (Note 7)	—	—	296,469
Repayment of notes (Note 7)	—	(109,600)	—
Proceeds from (repayments of) bank debt, net (Note 7)	86,823	1,644	(1,732)
Proceeds from (repayments of) other debt, net (Note 7)	(1,007)	7,238	(2,803)
Repurchases of common stock (Note 4)	(318,333)	—	—
Other, net (Note 12)	5,590	3,930	4,838
Net cash flows provided by financing activities	283,073	63,212	296,772
Cash flows from investing activities:			
Purchases of property, plant and equipment	(128,652)	(148,707)	(66,888)
Cash proceeds from sales of property, plant and equipment	1,046	10,621	12,015
Acquisitions of operations and investments, net of cash acquired (Note 2)	(313,218)	(690,997)	(69,333)
Cash proceeds from divestiture activities (Note 2)	—	19,108	11,785
Net cash flows used for investing activities	(440,824)	(809,975)	(112,421)
Effect of exchange rate changes on cash and cash equivalents	(39,437)	51,916	(5,755)
Cash and cash equivalents:			
— increase (decrease)	331,530	(416,768)	148,181
— at beginning of year	675,334	1,092,102	943,921
— at end of year	$ 1,006,864	$ 675,334	$ 1,092,102

Additional cash flow information (Note 15)

See notes to consolidated financial statements

1. Summary of significant accounting policies

Principles of consolidation — The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories — Inventories, comprised principally of finished goods, are stated at cost (first-in, first-out) or market, whichever is lower.

Investments — Investments in joint ventures and entities in which the Company has an ownership interest greater than 50% and exercises control over the venture are consolidated in the accompanying consolidated financial statements. Non-controlling interests in the years presented are not material and, as a result, are included in the caption "accrued expenses and other" in the accompanying consolidated balance sheets. Investments in joint ventures and entities in which the Company exercises significant influence but not control are accounted for using the equity method. The Company invests from time to time in ventures in which the Company's ownership interest is less than 20% and over which the Company does not exercise significant influence. Such investments are accounted for using the cost method. The fair values for investments not traded on a quoted exchange are estimated based upon the historical performance of the ventures, the ventures' forecasted financial performance and management's evaluation of the ventures' viability and business models. To the extent the book value of an investment exceeds its assessed fair value, the Company will record an appropriate impairment charge. Thus, the carrying value of the Company's investments approximates fair value.

Depreciation and amortization — Depreciation and amortization is generally provided for by the straight-line method over the estimated useful lives of the assets. The estimated useful lives for depreciation and amortization are typically as follows: buildings — 30 years; machinery, fixtures and equipment — 2-10 years; and leasehold improvements — over the applicable remaining lease term or useful life if shorter.

Long-lived assets — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment is recognized when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. An impairment is measured as the amount by which an asset's net book value exceeds its estimated fair value. The Company continually evaluates the carrying value and the remaining economic useful life of all long-lived assets and will adjust the carrying value and the related depreciation and amortization period if and when appropriate.

Goodwill — Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Annual tests for goodwill impairment are performed by applying a fair-value based test to Avnet's six reporting units, defined as each of the three regional businesses, which are the Americas, EMEA (Europe, Middle East and Africa), and Asia, within each of the Company's operating groups. The Company conducts its periodic test for goodwill impairment annually, on the first day of the fiscal fourth quarter. A two-step process is used to evaluate goodwill for impairment. The first step is to determine if there is an indication of impairment by comparing the estimated fair value of each reporting unit to its carrying value including existing goodwill. Goodwill is considered impaired if the carrying value of a reporting unit exceeds the estimated fair value. The second step, which is performed only if there is an indication of impairment, determines the amount of the impairment by comparing the implied fair value of the reporting unit's goodwill with its carrying value. To estimate fair value of each reporting unit, the Company uses a combination of present value and market valuation techniques that utilizes Level 3 criteria under the fair value measurement standards. The estimated fair values could change in the future due to changes in market and business conditions that could affect the assumptions and estimates used in these valuation techniques.

Foreign currency translation — The assets and liabilities of foreign operations are translated into U.S. Dollars at the exchange rates in effect at the balance sheet date, with the related translation adjustments reported as a separate component of shareholders' equity and comprehensive income. Results of operations are translated using the average exchange rates prevailing throughout the period. Transactions denominated in currencies other than the functional currency of the Avnet business unit that is party to the transaction (primarily trade receivables and payables) are translated at exchange rates in effect at the balance sheet date or upon settlement of the transaction. Gains and losses from such translation are recorded in the consolidated statements of operations as a component of "other income (expense), net." In fiscal 2012, 2011 and 2010, gains or losses on foreign currency translation were not material.

Income taxes — The Company follows the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the estimated future tax impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the new rate is enacted. Based upon historical and projected levels of taxable income and analysis of other key factors, the Company may record a valuation allowance against its deferred tax assets, as deemed necessary, to state such assets at their estimated net realizable value.

The Company establishes reserves for potentially unfavorable outcomes of positions taken on certain tax matters. These reserves are based on management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. There may be differences between the anticipated and actual outcomes of these matters that may result in reversals of reserves or additional tax liabilities in excess of the reserved amounts. To the extent such adjustments are warranted, the Company's effective tax rate may potentially fluctuate as a result.

No provision for U.S. income taxes has been made for approximately $2.5 billion of cumulative unremitted earnings of foreign subsidiaries at June 30, 2012 because those earnings are expected to be permanently reinvested outside the U.S. A hypothetical calculation of the deferred tax liability, assuming those earnings were remitted, is not practicable.

Self-insurance — The Company is primarily self-insured for workers' compensation, medical, and general, product and automobile liability costs; however, the Company also has a stop-loss insurance policy in place to limit the Company's exposure to individual and aggregate claims made. Liabilities for these programs are estimated based upon outstanding claims and claims estimated to have been incurred but not yet reported based upon historical loss experience. These estimates are subject to variability due to changes in trends of losses for outstanding claims and incurred but not recorded claims, including external factors such as future inflation rates, benefit level changes and claim settlement patterns.

Revenue recognition —Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met upon shipment to customers. Most of the Company's product sales come from product Avnet purchases from a supplier and holds in inventory. A portion of the Company's sales are shipments of product directly from its suppliers to its customers. In such circumstances, Avnet negotiates the price with the customer, pays the supplier directly for the product shipped and bears credit risk of collecting payment from its customers. Furthermore, in such drop-shipment arrangements, Avnet bears responsibility for accepting returns of product from the customer even if Avnet, in turn, has a right to return the product to the original supplier if the product is defective. Under these terms, the Company serves as the principal with the customer and, therefore, recognizes the sale and cost of sale of the product upon receiving notification from the supplier that the product has shipped.

In addition, the Company has more limited contractual relationships with certain of its customers and suppliers whereby Avnet assumes an agency relationship in the transaction. In such arrangements, the Company recognizes the fee associated with serving as an agent in sales with no associated cost of sales.

Revenues from maintenance contracts are recognized ratably over the life of the contracts, generally ranging from one to three years.

Revenues are recorded net of discounts, rebates and estimated returns. Provisions are made for discounts and rebates, which are primarily volume-based, and are based on historical trends and anticipated customer buying patterns. Provisions for returns are estimated based on historical sales returns, credit memo analysis and other known factors.

Comprehensive income (loss)— Comprehensive income (loss) represents net income (loss) for the year adjusted for changes in shareholders' equity from non-shareholder sources. Accumulated comprehensive income items typically include currency translation and the impact of the Company's pension liability adjustment, net of tax (see Note 4).

Stock-based compensation —The Company measures share-based payments, including grants of employee stock options, at fair value and recognizes the associated expense in the consolidated statement of operations over the requisite service period (see Note 12).

Concentration of credit risk — Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and trade accounts receivable. The Company invests its excess cash primarily in overnight Eurodollar time deposits and institutional money market funds with quality financial institutions. The Company sells electronic components and computer products primarily to original equipment and contract manufacturers, including the military and military contractors, throughout the world. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition and, in some instances, has obtained insurance coverage to reduce such risk. The Company maintains reserves for potential credit losses, but has not experienced any material losses related to individual customers or groups of customers in any particular industry or geographic area.

Fair value of financial instruments — The Company measures financial assets and liabilities at fair value based upon exit price, representing the amount that would be received on the sale of an asset or paid to transfer a liability, in an orderly transaction between market participants. Accounting standards require inputs used in valuation techniques for measuring fair value on a recurring or non-recurring basis be assigned to a hierarchical level as follows: Level 1 are observable inputs that reflect quoted prices for identical assets or liabilities in active markets. Level 2 are observable market-based inputs or unobservable inputs that are corroborated by market data and Level 3 are unobservable inputs that are not corroborated by market data. The carrying amounts of the Company's financial instruments, including cash and cash equivalents, receivables and accounts payable approximate their fair values at June 30, 2012 due to the short-term nature of these instruments. At June 30, 2012 and July 2, 2011, the Company had $337,405,000 and $164,157,000, respectively, of cash equivalents which were recorded based upon Level 1 criteria. See Note 7 for further discussion of the fair value of the Company's fixed rate long-term debt instruments and see *Investments* in this Note 1 for further discussion of the fair value of the Company's investments in unconsolidated entities.

Derivative financial instruments — Many of the Company's subsidiaries, on occasion, purchase and sell products in currencies other than their functional currencies. This subjects the Company to the risks associated with fluctuations in foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily forward foreign exchange contracts with maturities of less than sixty days. The Company continues to have exposure to foreign currency risks to the extent they are not hedged. The Company adjusts all foreign denominated balances and any outstanding foreign exchange contracts to fair market value through the consolidated statements of operations. Therefore, the market risk related to the foreign exchange contracts is offset by the changes in valuation of the underlying items being hedged. The asset or liability representing the fair value of foreign exchange contracts, based upon Level 2 criteria under the fair value measurements standards, is classified in the captions "other current assets" or "accrued expenses and other," as applicable, in the accompanying consolidated balance sheets and were not material. In addition, the Company did not have material gains or losses related to the forward contracts which are recorded in "other income (expense), net" in the accompanying consolidated statements of operations.

The Company has, from time to time, entered into hedge transactions that convert certain fixed rate debt to variable rate debt. To the extent the Company enters into such hedge transactions, those fair value hedges and the hedged debt are adjusted to current market values through interest expense.

The Company generally does not hedge its investment in its foreign operations. The Company does not enter into derivative financial instruments for trading or speculative purposes and monitors the financial stability and credit standing of its counterparties.

Accounts receivable securitization — The Company has an accounts receivable securitization program whereby the Company may sell receivables in securitization transactions and retain a subordinated interest and servicing rights to those receivables. The securitization program is accounted for as an on-balance sheet financing through the securitization of accounts receivable (see Note 3).

Fiscal year — The Company operates on a "52/53 week" fiscal year, which ends on the Saturday closest to June 30th. Fiscal 2012 and 2011 contained 52 weeks while fiscal 2010 contained 53 weeks. Unless otherwise noted, all references to "fiscal 2012" or any other "year" shall mean the Company's fiscal year.

Management estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of accounting standard — The Financial Accounting Standards Board ("FASB") issued authoritative guidance that requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the debt and equity (conversion option) components of the instrument. The Company adopted this standard during the first quarter of fiscal 2010; however, there was no impact to the fiscal 2010 consolidated financial statements because the Company's 2% Convertible Senior Debentures (the "Debentures"), to which this standard applied, were extinguished in March 2009. Due to the required retrospective application of this standard, the Company adjusted the prior period comparative consolidated financial statements. The cumulative effect of the change was recorded in certain components of equity as of the beginning of the earliest fiscal year presented in the consolidated statements of shareholders' equity, which resulted in an increase of $43,190,000 to the previously reported June 27, 2009 additional paid in capital and a decrease of the same amount in the previously reported June 27, 2009 retained earnings.

Recently issued accounting pronouncements — In June 2011, the FASB amended its guidance on the presentation of comprehensive income in financial statements. The amended guidance eliminates the option to present components of other comprehensive income ("OCI") as part of the statement of changes in equity. Instead, entities can elect to present items of net income and OCI in one continuous statement (a "statement of comprehensive income"), or can elect to present these items in two separate but consecutive statements. The guidance, which is effective beginning the Company's fiscal year 2013, will not have an impact on the Company's consolidated financial statements as the guidance only relates to changes in financial statement presentation.

2. Acquisitions and divestitures

Acquisitions

During fiscal 2012, 2011 and 2010, the Company acquired 22 businesses which are presented in the following table.

Acquired Business	Group & Region	Approximate Annualized Revenues (1) (Millions)	Acquisition Date
Fiscal 2012			
Ascendant Technology	TS Americas & TS EMEA	$ 86	April 2012
Nexicore Services	EM Americas	85	April 2012
Controlling interest in a non-wholly owned entity	EM Americas	62	January 2012
Pinnacle Data Systems	EM Americas	27	January 2012
Canvas Systems	TS Americas & TS EMEA	118	January 2012
Unidux Electronics Limited (Singapore)	EM Asia/Pac	145	January 2012
Round 2 Tech	EM Americas	54	January 2012
DE2 SAS	EM EMEA	11	November 2011
JC Tally Trading Co. & Shanghai FR International Trading	EM Asia/Pac	99	August 2011
Prospect Technology	EM Asia/Pac	142	August 2011
Amosdec SAS	TS EMEA	83	July 2011
Fiscal 2011			
itX Group Ltd.	TS Asia/Pac	$ 160	January 2011
Center Cell	EM Americas	5	November 2010
Eurotone	EM Asia/Pac	30	October 2010
Broadband	EM Americas	8	October 2010
Unidux	EM Asia/Pac	370	July 2010
Tallard Technologies	TS Americas	250	July 2010
Bell Microproducts Inc.	EM & TS Americas TS EMEA	3,021	July 2010

Acquired Business	Group & Region	Approximate Annualized Revenues (1) (Millions)	Acquisition Date
Fiscal 2010			
Servodata HP Division	TS EMEA	$ 20	April 2010
PT Datamation	TS Asia/Pac	90	April 2010
Sunshine Joint Stock Company	TS Asia/Pac	30	November 2009
Vanda Group	TS Asia/Pac	30	October 2009

(1) Represents the approximate annual revenue from the acquired businesses' most recent fiscal year end prior to acquisition by Avnet and based upon average foreign currency exchange rates for those periods.

Acquisition activity

During fiscal 2012, the Company acquired eleven businesses with aggregate annualized revenues of approximately $900 million for an aggregate purchase price of $411,873,000, which includes $23,175,000 of contingent earn-out obligations that were recorded at their estimated fair values. The contingent earn-out obligations have been accrued for, but not yet paid, and can be earned based on future performance of the acquired businesses. The Company also acquired approximately $75,016,000 of cash associated with the acquisitions. As a result, the Company paid a total of $313,218,000 for acquisition, net of cash acquired.

The Company acquired 100% ownership for all of the businesses mentioned above, except for one in which the Company acquired a 60% controlling interest. The non-controlling interest was recorded at its estimated fair value but was not material.

Gain on bargain purchase and other

In January 2012, the Company acquired Unidux Electronic Limited ("UEL"), a Singapore publicly traded company, through a tender offer. After assessing the assets acquired and liabilities assumed, the consideration paid was below book value even though the price paid per share represented a premium to the trading levels at that time. Accordingly, the Company recognized a gain on bargain purchase of $4,317,000 pre- and after tax and $0.03 per share on a diluted basis. In addition, during fiscal 2012, the Company recognized a loss of $1,399,000 pre-tax, $854,000 after tax and $0.01 per diluted share included in "Gain on bargain purchase and other" on the consolidated statements of operations related to a write-down of an investment in a small technology company and the write-off of certain deferred financing costs associated with the early termination of a credit facility (see Note 7 for further discussion of the credit facility).

During fiscal 2011, the Company acquired Unidux, Inc. ("Unidux"), an electronics component distributor in Japan, which is reported as part of the EM Asia region. Unidux was a publicly traded company which shares were trading below its book value for a period of time. In a tender offer, Avnet offered a purchase price per share for Unidux that was above the prevailing trading price at that time. Even though the purchase price was below book value, the Unidux shareholders tendered their shares. As a result, the Company recognized a gain on bargain purchase of $30,990,000 pre- and after tax and $0.20 per share on a diluted basis. Prior to recognizing the gain, the Company reassessed the assets acquired and liabilities assumed in the acquisition. Also during fiscal 2011, the Company recognized a loss of $6,308,000 pre-tax, $3,857,000 after tax and $0.02 per share on a diluted basis included in "Gain on bargain purchase and other" related to the write-down of prior investments in smaller technology start-up companies (see Note 5 for other amounts included in "Gain on bargain purchase and other").

Investments and divestitures

During fiscal 2011, the Company completed the divestiture of New ProSys Corp. ("ProSys"), a value-added reseller and provider of IT infrastructure solutions. Avnet acquired ProSys as part of the Bell acquisition on July 6, 2010. Total consideration included a cash payment at closing, a short-term receivable and a three-year earn-out based upon ProSys' anticipated results. As a result of the divestiture, the Company received cash proceeds of $19,108,000 and wrote off goodwill associated with the ProSys business (see Note 6). No gain or loss was recorded as a result of the divestiture.

During fiscal 2010, the Company recognized a gain on the sale of assets as a result of certain earn-out provisions associated with the prior sale of the Company's equity investment in Calence LLC. The gain on sale of assets was $8,751,000 pre-tax, $5,370,000 after tax and $0.03 per share on a diluted basis. Also during fiscal 2011, the Company sold a cost method investment and received proceeds of approximately $3,034,000.

3. Accounts receivable securitization

In August 2011, the Company amended its accounts receivable securitization program (the "Program") with a group of financial institutions to allow the Company to sell, on a revolving basis, an undivided interest of up to $750,000,000 (600,000,000 prior to the amendment) in eligible U.S. receivables while retaining a subordinated interest in a portion of the receivables. The eligible receivables are sold through a wholly-owned bankruptcy-remote special purpose entity that is consolidated for financial reporting purposes. Such eligible receivables are not directly available to satisfy claims of the Company's creditors. Financing under the Program does not qualify as off-balance sheet financing, as a result, the receivables and related debt obligation remain on the Company's consolidated balance sheet as amounts are drawn on the Program. The Program has a one year term that expires at the end of August 2012, which is expected to be renewed for another year on comparable terms. The Program contains certain covenants, all of which the Company was in compliance with as of June 30, 2012. There were $670,000,000 in borrowings outstanding under the Program at June 30, 2012 and $160,000,000 as of July 2, 2011. (See Note 7 for discussion of other short-term and long-term debt outstanding). Interest on borrowings is calculated using a base rate or a commercial paper rate plus a spread of 0.35%. The facility fee is 0.35%. Expenses associated with the Program, which were not material in the past three fiscal years, consisted of program, facility and professional fees recorded in selling, general and administrative expenses in the accompanying consolidated statements of operations.

4. Shareholders' equity

Comprehensive income (loss)

The following table illustrates the accumulated balances of comprehensive income (loss) items at June 30, 2012, July 2, 2011, and July 3, 2010:

	June 30, 2012	July 2, 2011	July 3, 2010
		(Thousands)	
Accumulated translation adjustments, net	$ 90,798	$ 461,213	$ 131,329
Accumulated pension liability adjustments, net of income taxes	(136,630)	(84,002)	(103,967)
Total	$ (45,832)	$ 377,211	$ 27,362

Share repurchase program

In August 2011, the Board of Directors approved the repurchase of up to an aggregate of $500 million of shares of the Company's common stock through a share repurchase program. The Company plans to repurchase stock from time to time at the discretion of management, subject to strategic considerations, market conditions and other factors. The Company may terminate or limit the stock repurchase program at any time without prior notice. The timing and actual number of shares purchased will depend on a variety of factors such as price, corporate and regulatory requirements, and prevailing market conditions. Since inception of the program in August 2011 through the end of fiscal 2012, the Company repurchased 11.3 million shares at average market price of $28.90 per share for total cost of $325.9 million. This amount differs from the cash used for repurchases of common stock on the consolidated statement of cash flows to the extent repurchases were not settled at the end of the fiscal year. Shares repurchased were retired.

In August 2012, the Board of Director's approved adding $250 million to the share repurchase program. With this increase, the Company may repurchase up to a total of $750 million of the Company's common stock under the share repurchase program.

5. Property, plant and equipment, net

Property, plant and equipment are recorded at cost and consist of the following:

	June 30, 2012	July 2, 2011
	(Thousands)	
Land	$ 19,912	$ 22,467
Buildings	102,395	112,072
Machinery, fixtures and equipment	865,198	805,093
Leasehold improvements	92,131	92,728
	1,079,636	1,032,360
Less — accumulated depreciation and amortization	(618,406)	(613,187)
	$ 461,230	$ 419,173

Depreciation and amortization expense related to property, plant and equipment was $70,645,000, $57,516,000 and $49,692,000 in fiscal 2012, 2011 and 2010, respectively. In fiscal 2011, the Company recognized other charges of $1,968,000 pre-tax, $1,413,000 after tax and $0.01 per share on a diluted basis primarily related to an impairment of buildings in EMEA (see Notes 2 for other amounts included in "Gain on bargain purchase and other").

6. Goodwill and intangible assets

The following table presents the carrying amount of goodwill, by reportable segment, for the periods presented:

	Electronics Marketing	Technology Solutions	Total
		(Thousands)	
Carrying value at July 2, 2011	$ 352,870	$ 532,202	$ 885,072
Additions	180,757	74,486	255,243
Adjustments	27,312	(27,312)	—
Foreign currency translation	(15,630)	(24,064)	(39,694)
Carrying value at June 30, 2012	$ 545,309	$ 555,312	$ 1,100,621

The goodwill additions are a result of businesses acquired during fiscal 2012 (see Note 2) and purchase accounting adjustments during the purchase price allocation period. The adjustment to goodwill is a result of the transfer of previously acquired businesses from TS Americas to EM Americas.

The following table presents the gross amount of goodwill and accumulated impairment as of July 2, 2011 and June 30, 2012. All of the accumulated impairment was recognized in fiscal 2009.

	Electronics Marketing	Technology Solutions	Total
		(Thousands)	
Gross goodwill at July 2, 2011	$ 1,397,980	$ 866,826	$ 2,264,806
Accumulated impairment	(1,045,110)	(334,624)	(1,379,734)
Carrying value at July 2, 2011	$ 352,870	$ 532,202	$ 885,072
Gross goodwill at June 30, 2012	$ 1,590,419	$ 889,936	$ 2,480,355
Accumulated impairment	(1,045,110)	(334,624)	(1,379,734)
Carrying value at June 30, 2012	$ 545,309	$ 555,312	$ 1,100,621

The Company performs its annual goodwill impairment test on the first day of its fiscal fourth quarter. In addition, if and when events or circumstances change that would more likely than not reduce the fair value of any of its reporting units below its carrying value, an interim test would be performed. Based upon the Company's annual impairment tests performed for fiscal 2012, 2011 and 2010, there was no impairment of goodwill in the respective fiscal years.

Intangible assets

As of June 30, 2012, "Other assets" included customer relationship and other intangible assets with a carrying value of $181,339,000; consisting of $260,667,000 in original cost value and $79,328,000 of accumulated amortization and foreign currency translation. These assets are being amortized over a weighted average life of eight years. During fiscal 2012, the Company recognized $93,291,000 in intangible assets associated with acquisitions completed during fiscal 2012. Intangible asset amortization expense was $27,717,000, $21,240,000 and $8,629,000 in fiscal 2012, 2011 and 2010, respectively. Amortization expense for the next five years is expected to be approximately $32,000,000 each year for fiscal 2013 and 2014, $30,000,000 for 2015, $25,000,000 for fiscal 2016 and $23,000,000 for 2017.

7. External financing

Short-term debt consists of the following:

	June 30, 2012	July 2, 2011
	(Thousands)	
Bank credit facilities	$ 201,390	$ 81,951
Borrowings under the accounts receivable securitization program (see Note 3)	670,000	160,000
Other debt due within one year	1,014	1,128
Short-term debt	$ 872,404	$ 243,079

Bank credit facilities consist of various committed and uncommitted lines of credit with financial institutions utilized primarily to support the working capital requirements of foreign operations. The weighted average interest rate on the bank credit facilities was 6.1% and 7.8% at the end of fiscal 2012 and 2011, respectively.

See Note 3 for the discussion of the accounts receivable securitization program and associated borrowings outstanding.

Long-term debt consists of the following:

	June 30, 2012	July 2, 2011
	(Thousands)	
5.875% Notes due March 15, 2014	$ 300,000	$ 300,000
6.00% Notes due September 1, 2015	250,000	250,000
6.625% Notes due September 15, 2016	300,000	300,000
5.875% Notes due June 15, 2020	300,000	300,000
Other long-term debt	124,456	126,512
Subtotal	1,274,456	1,276,512
Discount on notes	(2,471)	(3,003)
Long-term debt	$ 1,271,985	$ 1,273,509

During fiscal 2012, the Company entered into a five-year $1,000,000,000 senior unsecured revolving credit facility (the "2012 Credit Facility") with a syndicate of banks, which expires in November 2016. In connection with the 2012 Credit Facility, the Company terminated its existing unsecured $500,000,000 credit facility (the "2008 Credit Facility") which was to expire in September 2012. Under the 2012 Credit Facility, the Company may select from various interest rate options, currencies and maturities. The 2012 Credit Facility contains certain covenants, all of which the Company was in compliance with as of June 30, 2012. At June 30, 2012, there were $110,072,000 of borrowings under the 2012 Credit Facility included in "Other long-term debt" in the preceding table. In addition, there were $17,202,000 letters of credit issued under the 2012 Credit Facility, which represents a utilization of the 2012 Credit Facility capacity but are not recorded in the consolidated balance sheet as the letters of credit are not debt. At July 2, 2011, there were $122,093,000 of borrowings outstanding under the 2008 Credit Facility included in "Other long-term debt" in the preceding table and $16,602,000 in letters of credit issued.

As a result of the acquisition of Bell in July 2010, the Company assumed 3.75% Notes due March 2024, which had a fair value of $110,000,000 and that were convertible into Bell common stock; however, as of the acquisition completion date, the debt was no longer convertible into shares. Under the terms of the 3.75% Notes, the Company could have redeemed some or all of the 3.75% Notes for cash anytime on or after March 5, 2011 and the note holders could have required the Company to purchase for cash some or all of the 3.75% Notes on March 5, 2011, March 5, 2014 or March 5, 2019 at a redemption price equal to 100% of the principal amount plus interest. During the first quarter of fiscal 2011, the Company issued a tender offer for the 3.75% Notes for which $5,205,000 was tendered and paid in September 2010. During the third quarter of fiscal 2011, the note holders tendered substantially all of the remaining notes for which $104,395,000 was paid in March 2011. The remaining $400,000 of outstanding notes are included in "other long-term debt" in the preceding table.

Aggregate debt maturities for fiscal 2013 through 2017 and thereafter are as follows (in thousands):

2013	$ 872,405
2014	313,175
2015	821
2016	360,408
2017	300,051
Thereafter	300,000
Subtotal	2,146,860
Discount on notes	(2,471)
Total debt	$ 2,144,389

At June 30, 2012, the carrying value and fair value of the Company's debt was $2,144,389,000 and $2,279,681,000, respectively. Fair value was estimated primarily based upon quoted market prices.

8. Accrued expenses and other

Accrued expenses and other consist of the following:

	June 30, 2012	July 2, 2011
	(Thousands)	
Payroll, commissions and related accruals	$ 279,454	$ 320,958
Income taxes (Note 9)	85,025	72,495
Other [(1)]	331,004	279,563
	$ 695,483	$ 673,016

(1) Includes restructuring reserves recorded through purchase accounting and through "restructuring, integration and other charges" (see Note 17). Amounts presented in this caption were individually not significant.

9. Income taxes

The components of the provision for income taxes are indicated in the table below. The tax provision for deferred income taxes results from temporary differences arising principally from inventory valuation, accounts receivable valuation, net operating losses, certain accruals and depreciation, net of any changes to the valuation allowance.

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Thousands)	
Current:			
Federal	$ 94,237	$ 64,476	$ 61,892
State and local	19,466	11,724	9,789
Foreign	98,278	109,731	56,608
Total current taxes	211,981	185,931	128,289
Deferred:			
Federal	6,896	41,029	24,251
State and local	758	5,273	1,290
Foreign	4,128	(30,336)	20,883
Total deferred taxes	11,782	15,966	46,424
Provision for income taxes	$ 223,763	$ 201,897	$ 174,713

The provision for income taxes noted above is computed based upon the split of income before income taxes from U.S. and foreign operations. U.S. income before income taxes was $320,333,000, $273,287,000 and $241,029,000 and foreign income before income taxes was $470,449,000, $597,679,000 and $344,054,000 in fiscal 2012, 2011 and 2010, respectively.

Reconciliations of the federal statutory tax rate to the effective tax rates are as follows:

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	1.8	1.5	1.2
Foreign tax rates, net of valuation allowances	(5.4)	(5.3)	(6.6)
Release of valuation allowance, net of U.S. tax expense (as discussed below)	(2.8)	(7.4)	—
Change in contingency reserves	0.5	1.4	2.6
Tax audit settlements	(1.0)	(0.4)	(1.6)
Other, net	0.2	(1.6)	(0.7)
Effective tax rate	28.3%	23.2%	29.9%

Foreign tax rates generally consist of the impact of the difference between foreign and federal statutory rates applied to foreign income (losses) and also include the impact of valuation allowances against the Company's otherwise realizable foreign loss carry-forwards.

Avnet's effective tax rate on income before income taxes was 28.3% in fiscal 2012 as compared with an effective tax rate of 23.2% in fiscal 2011. Included in the fiscal 2012 effective tax rate is a net tax benefit of $8,616,000, which is comprised of (i) a tax benefit of $30,785,000 for the release of tax reserves (valuation allowance) against deferred tax assets that were determined to be realizable, primarily related to a legal entity in EMEA (discussed further below), partially offset by (ii) a tax provision of $22,170,000 related to changes in existing tax positions, withholding tax related to legal entity reorganizations, the establishment of tax reserves against certain deferred tax assets and U.S. tax expense associated with the release of the valuation allowance, partially offset by net favorable audit settlements. The fiscal 2012 effective tax rate is higher than the fiscal 2011 effective tax rate primarily due to a lower amount of tax reserve released in fiscal 2012 as compared with the amount released in fiscal 2011, as discussed further below, and, to a lesser extent, a more favorable impact from audit settlements and changes to existing tax positions in fiscal 2012 as compared with fiscal 2011. These favorable impacts were partially offset by the withholding tax mentioned above.

During fiscal 2012, the Company had a partial valuation allowance against significant tax assets related to a legal entity in EMEA due to, among several other factors, a history of losses in that entity. Since fiscal 2010, the entity has been experiencing improved earnings which required the partial release of the valuation allowance to the extent the entity has projected taxable income. In each of fiscal 2012 and 2011, the Company determined a portion of the valuation allowance for this legal entity was no longer required due to the expected continuation of improved earnings in the foreseeable future and, as a result, the Company's effective tax rate was positively impacted (decreased) upon the release of the valuation allowance, net of the U.S. tax expense. In fiscal 2012 and 2011, the tax reserves released associated with this EMEA legal entity were $22,127,000 and $64,215,000, respectively, net of the U.S. tax expense associated with the release. The Company will continue to evaluate the need for a valuation allowance against these tax assets and will adjust the valuation allowance as deemed appropriate which, when adjusted, will result in an impact to the effective tax rate. Factors that are considered in such an evaluation include historic levels of income, expectations and risk associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies. Excluding the benefit in both fiscal years related to the release of the tax valuation allowance associated with the EMEA legal entity, the effective tax rate for fiscal 2012 would have been 31.1% as compared with 30.6% for fiscal 2011.

Avnet's effective tax rate on income before income taxes was 23.2% in fiscal 2011 as compared with an effective tax rate of 29.9% in fiscal 2010. As compared with fiscal 2010, the fiscal 2011 effective tax rate was primarily impacted by a net tax benefit related to the release of a tax valuation allowance on certain deferred tax assets which were determined to be realizable (as discussed above) and, to a lesser extent, net favorable tax audit settlements, partially offset by changes to existing tax positions.

The Company is in the final stages of two audits by the U.S. Internal Revenue Service, one of which relates to the Company and one of which relates to the pre-acquisition period of an acquired entity. As a result, it is reasonably possible that within the next twelve months, the Company may record a tax benefit of $30.0 million to $35.0 million, which would favorably impact the effective tax rate in the period in which the matter is effectively settled. This estimated benefit is comprised primarily of the recognition of additional net operating losses as well as the release of related reserves, partially offset by unfavorable audit adjustments.

The significant components of deferred tax assets and liabilities, included primarily in "other assets" on the consolidated balance sheets, are as follows:

	June 30, 2012	July 2, 2011
	(Thousands)	
Deferred tax assets:		
Inventory valuation	$ 13,298	$ 13,680
Accounts receivable valuation	29,984	27,916
Federal, state and foreign tax loss carry-forwards	304,410	394,093
Various accrued liabilities and other	88,792	57,686
	436,484	493,375
Less — valuation allowance	(244,093)	(310,772)
	192,391	182,603
Deferred tax liabilities:		
Depreciation and amortization of property, plant and equipment	(54,745)	(43,302)
Net deferred tax assets	$ 137,646	$ 139,301

The change in the valuation allowance from fiscal 2011 to fiscal 2012 was a combination of (i) a reduction of $30,785,000 primarily due to the previously mentioned release of valuation allowance in EMEA, $26,231,000 of which impacted the effective tax rate while the remainder was offset in deferred income taxes, and (ii) a decrease of $35,894,000 primarily related to the translation impact of foreign currency exchange rates.

As of June 30, 2012, the Company had foreign net operating loss carry-forwards of approximately $1,094,296,000, of which $44,225,000 will expire during fiscal 2013 and 2014, substantially all of which have full valuation allowances, $254,742,000 have expiration dates ranging from fiscal 2015 to 2032 and the remaining $795,330,000 have no expiration date. The carrying value of the Company's net operating loss carry-forwards is dependent upon the Company's ability to generate sufficient future taxable income in certain tax jurisdictions. In addition, the Company considers historic levels of income, expectations and risk associated with estimates of future taxable income and on-going prudent and feasible tax planning strategies in assessing a tax valuation allowance.

Accruals for income tax contingencies (or accruals for unrecognized tax benefits) are included in "accrued expenses and other" and "other long term liabilities" on the consolidated balance sheet. These contingency reserves relate to various tax matters that result from uncertainties in the application of complex income tax regulations in the numerous jurisdictions in which the Company operates. The change to contingency reserves during fiscal 2012 is primarily due to favorable non-cash audit settlements which are included in the "reductions for tax positions taken in prior periods" caption in the following table. As of June 30, 2012, unrecognized tax benefits were $146,626,000, of which approximately $126,933,000, if recognized, would favorably impact the effective tax rate and the remaining balance would be substantially offset by valuation allowances. As of July 2, 2011, unrecognized tax benefits were $175,151,000, of which approximately $111,299,000, if recognized, would favorably impact the effective tax rate, and the remaining balance would be substantially offset by valuation allowances. In accordance with the Company's accounting policy, accrued interest and penalties, if any, related to unrecognized tax benefits are recorded as a component of income tax expense. The accrual for unrecognized tax benefits included accrued interest expense and penalties of $24,664,000 and $24,640,000, net of applicable state tax benefit, as of the end of fiscal 2012 and 2011, respectively.

Reconciliations of the beginning and ending accrual balances for unrecognized tax benefits are as follows:

	June 30, 2012	July 2, 2011
	(Thousands)	
Balance at beginning of year	$ 175,151	$ 132,828
Additions for tax positions taken in prior periods, including interest	19,262	40,218
Reductions for tax positions taken in prior periods, including interest	(35,898)	(16,837)
Additions for tax positions taken in current period	8,179	11,041
Reductions related to cash settlements with taxing authorities	(7,460)	(616)
Reductions related to the lapse of statute of limitations	(3,810)	(1,565)
Additions (reductions) related to foreign currency translation	(8,798)	10,082
Balance at end of year	$ 146,626	$ 175,151

The evaluation of income tax positions requires management to estimate the ability of the Company to sustain its position and estimate the final benefit to the Company. To the extent that these estimates do not reflect the actual outcome there could be an impact on the consolidated financial statements in the period in which the position is settled, the statute of limitations expire or new information becomes available as the impact of these events are recognized in the period in which they occur. It is difficult to estimate the period in which the amount of a tax position will change as settlement may include administrative and legal proceedings whose timing the Company cannot control. The effects of settling tax positions with tax authorities and statute expirations may significantly impact the accrual for income tax contingencies. Within the next twelve months, management estimates that approximately $46,965,000 of tax contingencies will be settled primarily through agreement with the tax authorities for tax positions related to valuation matters and positions related to acquired entities; such matters are common to multinational companies. The expected cash payment related to the settlement of these contingencies is $12,925,000.

The Company conducts business globally and consequently files income tax returns in numerous jurisdictions including those listed in the following table. It is also routinely subject to audit in these and other countries. The Company is no longer subject to audit in its major jurisdictions for periods prior to fiscal year 2005. The open years, by major jurisdiction, are as follows:

Jurisdiction	Fiscal Year
Singapore	2005 – 2012
Hong Kong	2006 – 2012
United States (federal and state), United Kingdom and Taiwan	2007 – 2012
Netherlands	2008 – 2012
Belgium and Germany	2010 – 2012

10. Pension and retirement plans

Pension Plan

The Company's noncontributory defined benefit pension plan (the "Plan") covers substantially all domestic employees. Employees are eligible to participate in the Plan following the first year of service during which they worked at least 1,000 hours. The Plan provides defined benefits pursuant to a cash balance feature whereby a participant accumulates a benefit based upon a percentage of current salary, which varies with age, and interest credits. The Company uses June 30 as the measurement date for determining pension expense and benefit obligations for each fiscal year. Not included in the tabulations and discussions that follow are pension plans of certain non-U.S. subsidiaries, which are not material.

The following tables outline changes in benefit obligations, plan assets and the funded status of the Plan as of the end of fiscal 2012 and 2011:

	June 30, 2012	July 2, 2011
	(Thousands)	
Changes in benefit obligations:		
Benefit obligations at beginning of year	$ 297,527	$ 276,938
Service cost	28,380	23,874
Interest cost	14,925	13,918
Plan amendments	3,360	—
Actuarial loss	48,620	5,168
Benefits paid	(17,656)	(22,371)
Benefit obligations at end of year	$ 375,156	$ 297,527
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 324,752	$ 278,964
Actual return on plan assets	(5,647)	67,659
Benefits paid	(17,656)	(22,371)
Contributions	—	500
Fair value of plan assets at end of year	$ 301,449	$ 324,752
Funded status of the plan recognized as a non-current asset (liability)	$ (73,707)	$ 27,225
Amounts recognized in accumulated other comprehensive income:		
Unrecognized net actuarial loss	$ 218,837	$ 147,311
Unamortized prior service credit	(9,196)	(14,431)
	$ 209,641	$ 132,880
Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Net actuarial (gain) loss	$ 81,206	$ (34,931)
Prior service cost	3,360	—
Amortization of net actuarial loss	(9,680)	(8,938)
Amortization of prior service credit	1,875	1,875
	$ 76,761	$ (41,994)

The Plan was amended effective June 1, 2012 to improve pre-retirement death benefits so that the pre-retirement death benefits will be payable without regard to marital status, and will be based on 100% of the participant's vested cash account. The increase in liability is recognized as a prior service cost and will be amortized staring in fiscal year 2013.

Included in "accumulated other comprehensive income" at June 30, 2012 is a pre-tax charge of $218,837,000 of net actuarial losses which have not yet been recognized in net periodic pension cost, of which $14,899,000 is expected to be recognized as a component of net periodic benefit cost during fiscal 2013. Also included is a pre-tax credit of $9,196,000 of prior service credit which has not yet been recognized in net periodic pension costs, of which $1,573,000 is expected to be recognized as a component of net periodic benefit costs during fiscal 2013.

Weighted average assumptions used to calculate actuarial present values of benefit obligations are as follows:

	2012	2011
Discount rate	4.00%	5.25%

Weighted average assumptions used to determine net benefit costs are as follows:

	2012	2011
Discount rate	5.25%	5.25%
Expected return on plan assets	8.50%	8.50%

The Company bases its discount rate on a hypothetical portfolio of bonds rated Aa by Moody's Investor Services or AA by Standard & Poor's. The bonds selected for this determination are based upon the estimated amount and timing of services of the pension plan.

Components of net periodic pension costs during the last three fiscal years are as follows:

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Thousands)	
Service cost	$ 28,380	$ 23,874	$ —
Interest cost	14,925	13,918	15,748
Expected return on plan assets	(26,938)	(27,560)	(30,137)
Recognized net actuarial loss	9,680	8,938	5,687
Amortization of prior service credit	(1,875)	(1,875)	(4,884)
Net periodic pension cost	$ 24,172	$ 17,295	$ (13,586)

The Company made no contributions in fiscal 2012 and $500,000 in 2011.

Benefit payments are expected to be paid to participants as follows for the next five fiscal years and the aggregate for the five years thereafter (in thousands):

2013	$ 28,399
2014	24,035
2015	24,903
2016	28,741
2017	31,977
2018 through 2022	218,671

The Plan's assets are held in trust and were allocated as follows as of the June 30 measurement date for fiscal 2012 and 2011:

	2012	2011
Equity securities	75%	76%
Debt securities	24	24
Cash and receivables	1	—

The general investment objectives of the Plan are to maximize returns through a diversified investment portfolio in order to earn annualized returns that meet the long-term cost of funding the Plan's pension obligations while maintaining reasonable and prudent levels of risk. The target rate of return on Plan assets is currently 8.5%, which represents the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation. This assumption has been determined by combining expectations regarding future rates of return for the investment portfolio along with the historical and expected distribution of investments by asset class and the historical rates of return for each of those asset classes. The mix of equity securities is typically diversified to obtain a blend of domestic and international investments covering multiple industries. The Plan assets do not include any material investments in Avnet common stock. The Plan's investments in debt securities are also diversified across both public and private fixed income securities. The Company's current target allocation for the investment portfolio is for equity securities, both domestic and international, to represent approximately 76% of the portfolio with a policy for minimum investment in equity securities of 60% of the portfolio and a maximum of 92%. The majority of the remaining portfolio of investments is to be invested in fixed income securities.

As of June 30, 2012, the market value of plan assets by investment category was: U.S. Equity ($178.9 million); U.S. Bonds ($72.6 million); International Equity ($46.9 million) and cash and receivables ($3.0 million). Asset values are Level 1 for all asset categories as the fair values are based upon quoted market prices for identical assets. The pension assets were highly diversified to reduce the potential risk of significant concentrations of credit risk.

11. Long-term leases

The Company leases many of its operating facilities and is also committed under lease agreements for transportation and operating equipment. Rent expense charged to operations during the last three years is as follows:

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Thousands)	
Buildings	$ 84,531	$ 78,371	$ 59,047
Equipment	8,093	8,332	5,440
	$ 92,624	$ 86,703	$ 64,487

The aggregate future minimum operating lease commitments, principally for buildings, in fiscal 2013 through 2017 and thereafter (through 2028), are as follows (in thousands):

2013	$ 95,784
2014	67,926
2015	42,104
2016	29,720
2017	22,456
Thereafter	36,548
Total	$ 294,538

The preceding table includes operating lease commitments that have been reserved for as part of the Company's restructuring activities (see Note 17).

12. Stock-based compensation plans

The Company measures all share-based payments, including grants of employee stock options, at fair value and recognizes related expense in the consolidated statement of operations over the service period (generally the vesting period). During fiscal 2012, 2011, 2010, the Company expensed $35,737,000, $28,931,000 and $28,363,000, respectively, for all stock-based compensation awards.

Stock plan

The Company currently has one stock compensation plan pursuant to which it can issue new awards. The 2010 Stock Compensation Plan ("2010 Plan") was approved by the shareholders in fiscal 2011. The 2010 Plan has a termination date of

November 4, 2020 and 4,956,183 shares were available for grant at June 30, 2012. At June 30, 2012, the Company had 11,047,000 shares of common stock reserved for stock option and stock incentive programs.

Stock options

Option grants under the 2010 Plan have a contractual life of ten years, vest 25% on each anniversary of the grant date, commencing with the first anniversary, and provide for a minimum exercise price of 100% of fair market value at the date of grant. Compensation expense associated with stock options during fiscal 2012, 2011 and 2010 were $3,147,000, $3,499,000 and $3,558,000, respectively.

The fair value of options granted is estimated on the date of grant using the Black-Scholes model based on the assumptions in the following table. The assumption for the expected term is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of Avnet's stock is used as the basis for the volatility assumption.

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
Expected term (years)	6.00	6.00	6.00
Risk-free interest rate	1.2%	1.8%	3.0%
Weighted average volatility	33.7%	33.7%	34.3%
Dividend yield	—	—	—

The following is a summary of the changes in outstanding options for fiscal 2012:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at July 2, 2011	3,059,215	$ 21.79	59 Months
Granted	332,476	$ 27.94	109 Months
Exercised	(486,302)	$ 14.09	6 Months
Forfeited or expired	(23,471)	$ 23.90	73 Months
Outstanding at June 30, 2012	2,881,918	$ 23.78	61 Months
Exercisable at June 30, 2012	1,994,623	$ 22.69	45 Months

The weighted-average grant-date fair values of stock options granted during fiscal 2012, 2011, and 2010 were $9.67, $8.72 and $9.58, respectively. There were no intrinsic values of share options outstanding or exercisable at June 30, 2012, July 2, 2011 or July 3, 2010.

The following is a summary of the changes in non-vested stock options for the fiscal year ended June 30, 2012:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested stock options at July 2, 2011	919,294	$ 9.69
Granted	332,476	$ 9.67
Vested	(345,254)	$ 10.43
Forfeited	(19,221)	$ 9.30
Non-vested stock options at June 30, 2012	887,295	$ 9.41

As of June 30, 2012, there was $1,808,000 of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.1 years. The total fair values of shares vested during fiscal 2012, 2011 and 2010 were $3,599,000, $3,425,000, $3,293,000, respectively.

Cash received from option exercises during fiscal 2012, 2011 and 2010 totaled $2,405,000, $3,506,000, and $4,134,000, respectively. The impact of these cash receipts is included in "Other, net" in financing activities in the accompanying consolidated statements of cash flows.

Incentive shares

Delivery of incentive shares, and the associated compensation expense, is spread equally over a five-year period and is generally subject to the employee's continued employment by the Company. As of June 30, 2012, 1,749,519 shares previously awarded have not yet been delivered. Compensation expense associated with this program was $20,978,000, $17,008,000 and $14,614,000 for fiscal years 2012, 2011 and 2010, respectively.

The following is a summary of the changes in non-vested incentive shares for the fiscal year ended June 30, 2012:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested incentive shares at July 2, 2011	1,414,784	$ 26.47
Granted	1,114,510	$ 27.94
Vested	(704,220)	$ 27.71
Forfeited	(75,555)	$ 26.38
Non-vested incentive shares at June 30, 2012	1,749,519	$ 26.82

As of June 30, 2012, there was $36,092,000 of total unrecognized compensation cost related to non-vested incentive shares, which is expected to be recognized over a weighted-average period of 2.9 years. The total fair values of shares vested during fiscal 2012, 2011 and 2010 were $19,516,000, $15,916,000, $14,301,000, respectively.

Performance shares

Eligible employees, including Avnet's executive officers, may receive a portion of their long-term equity-based incentive compensation through the performance share program, which allows for the award of shares of stock against performance-based criteria ("Performance Share Program"). The Performance Share Program provides for the issuance to each grantee of a number of shares of Avnet's common stock at the end of a three-year period based upon the Company's achievement of performance goals established by the Compensation Committee of the Board of Directors for each three-year period. The performance goals have recently consisted of measures of economic profit and total shareholder return.

During fiscal 2012, 2011 and 2010, the Company granted 349,070, 380,200 and 242,390 performance shares, respectively, to be awarded to participants in the Performance Share Program, of which 6,800 cumulatively have been forfeited. The actual amount of performance shares issued at the end of the three-year period is determined based upon the level of achievement of the defined performance goals and can range from 0% to 200% of the initial award. The Company anticipates issuing 355,484 shares in the first quarter of fiscal 2013 based upon the goals achieved during the three-year performance period which ended June 30, 2012. During fiscal 2012, 2011 and 2010, the Company recognized compensation expense associated with the Performance Share Programs of $10,502,000, $7,374,000 and $9,171,000, respectively.

Outside director equity compensation

Non-employee directors are awarded shares equal to a fixed dollar amount of Avnet common stock upon their re-election each year, as part of their director compensation package. Directors may elect to receive this compensation in the form of common stock or they may elect to defer their compensation to be paid in common stock at a later date. During fiscal 2012, 2011 and 2010, compensation cost associated with the outside director stock bonus plan was $1,110,000, $1,050,000, $1,020,000, respectively.

Employee stock purchase plan

The Company has an Employee Stock Purchase Plan ("ESPP") under the terms of which eligible employees of the Company are offered options to purchase shares of Avnet common stock at a price equal to 95% of the fair market value on the last day of each monthly offering period. Based on the terms of the ESPP, Avnet is not required to record expense in the consolidated statements of operations related to the ESPP.

The Company has a policy of repurchasing shares on the open market to satisfy shares purchased under the ESPP, and expects future repurchases during fiscal 2013 to be similar to the number of shares repurchased during fiscal 2012, based on current estimates of participation in the program. During fiscal 2012, 2011 and 2010, there were 64,187, 62,329 and 67,168 shares, respectively, of common stock issued under the ESPP program.

13. Commitments and contingencies

Bell

During fiscal 2011, the Company recognized a contingent liability for potential unpaid import duties associated with the acquisition of Bell Microproducts Inc. ("Bell"). Prior to the acquisition of Bell by Avnet, Customs and Border Protection ("CBP") initiated a review of the importing process at one of Bell's subsidiaries and identified compliance deficiencies. Subsequent to the acquisition of Bell by Avnet, CBP began a compliance audit. The Company evaluated projected duties, interest and penalties that potentially may be imposed as a result of the audit and recognized a contingent liability of $10,000,000 which was recorded to goodwill in fiscal 2011. Depending on the ultimate resolution of the matter with CBP, the Company estimates that the range of the potential exposure associated with the liability may be up to $73,000,000; however, the Company believes the contingent liability recorded is a reasonable estimate of the liability based upon the facts available at this time.

Other

During fiscal 2012, the Company recorded $6,665,000 for (i) a legal claim associated with an acquired business for a potential royalty claim related to periods prior to acquisition by Avnet and (ii) a legal claim associated with an indemnification of a prior divested business.

From time to time, the Company may become a party to, or otherwise involved in various lawsuits, claims, investigations and other legal proceedings arising in the ordinary course of conducting its business. While litigation is subject to inherent uncertainties, management does not anticipate that any ongoing matters will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

14. Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding and excludes any potential dilution. Diluted earnings per share reflect potential dilution from the exercise or conversion of securities into common stock.

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
	(Thousands, except per share data)		
Numerator:			
Net income for basic and diluted earnings per share	$ 567,019	$ 669,069	$ 410,370
Denominator:			
Weighted average common shares for basic earnings per share	147,278	152,481	151,629
Net effect of dilutive stock options and performance share awards	2,275	1,856	1,464
Weighted average common shares for diluted earnings per share	149,553	154,337	153,093
Basic earnings per share	$ 3.85	$ 4.39	$ 2.71
Diluted earnings per share	$ 3.79	$ 4.34	$ 2.68

Options to purchase 238,000 shares of the Company's stock for both fiscal 2012 and 2011 and 700,000 shares for fiscal 2010, were excluded from the calculations of diluted earnings per shares because the exercise price for those options was above the average market price of the Company's stock during those periods. Inclusion of these options in the diluted earnings per share calculation would have had an anti-dilutive effect.

15. Additional cash flow information

Other non-cash and reconciling items consist of the following:

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Thousands)	
Provision for doubtful accounts	$ 35,632	$ 39,255	$ 33,825
Periodic pension (income) costs (Note 10)	24,172	17,295	(13,586)
Other, net	6,459	296	(4,854)
Total	$ 66,263	$ 56,846	$ 15,385

Interest and income taxes paid during the last three years were as follows:

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Thousands)	
Interest	$ 89,529	$ 91,946	$ 60,556
Income taxes	$ 192,717	$ 158,372	$ 92,565

Non-cash activity during fiscal 2012 included amounts recorded through comprehensive income and, therefore, are not included in the consolidated statement of cash flows. Fiscal 2012 included an adjustment to pension liabilities (including non-U.S. pension liabilities) of $85,010,000 which was recorded net of related deferred tax benefit of $32,382,000 in other comprehensive income (see Notes 4 and 10). Other non-cash activities included assumed debt of $34,765,000 and assumed liabilities of $214,325,000 as a result of the acquisitions completed in fiscal 2012 (see Note 2).

Non-cash activity during fiscal 2011 included amounts recorded through comprehensive income and, therefore, are not included in the consolidated statement of cash flows. Fiscal 2011 included an adjustment to increase pension liabilities (including non-U.S. pension liabilities) of $31,987,000 which was recorded net of related deferred tax benefit of $12,022,000 in other comprehensive income (see Notes 4 and 10). Other non-cash activities included assumed debt of $420,259,000 and assumed liabilities of $509,812,000 as a result of the acquisitions completed in fiscal 2011 (see Note 2).

Non-cash activity during fiscal 2010 included amounts recorded through comprehensive income and, therefore, are not included in the consolidated statement of cash flows. Fiscal 2010 included an adjustment to increase pension liabilities (including non-U.S. pension liabilities) of $50,502,000 which was recorded net of related deferred tax benefit of $19,287,000 in other comprehensive income (see Notes 4 and 10). Other non-cash activities included assumed debt of $5,858,000 and assumed liabilities of $35,913,000 as a result of the acquisitions completed in fiscal 2010 (see Note 2).

16. Segment information

Electronics Marketing and Technology Solutions are the overall segments upon which management primarily evaluates the operations of the Company and upon which management bases its operating decisions. Therefore, the segment data that follows reflects these two segments.

EM markets and sells semiconductors and interconnect, passive and electromechanical devices and embedded products. EM markets and sells its products and services to a diverse customer base serving many end-markets including automotive, communications, computer hardware and peripheral, industrial and manufacturing, medical equipment, military and aerospace.

EM also offers an array of value-added services that help customers evaluate, design-in and procure electronic components throughout the lifecycle of their technology products and systems, including supply-chain management, engineering design, inventory replenishment systems, connector and cable assembly and semiconductor programming.

TS markets and sells mid- to high-end servers, data storage, software, and the services required to implement these products and solutions to the value-added reseller channel. TS also focuses on the worldwide original equipment manufacturers ("OEM") market for computing technology, system integrators and non-PC OEMs that require embedded systems and solutions including engineering, product prototyping, integration and other value-added services.

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Millions)	
Sales:			
Electronics Marketing	$ 14,933.1	$ 15,066.2	$ 10,966.8
Technology Solutions	10,774.4	11,468.2	8,193.4
	$ 25,707.5	$ 26,534.4	$ 19,160.2
Operating income (loss):			
Electronics Marketing	$ 751.4	$ 832.5	$ 491.6
Technology Solutions	319.3	286.7	251.7
Corporate	(112.9)	(112.0)	(82.3)
	957.8	1,007.2	661.0
Restructuring, integration and other charges (Note 17)	(73.6)	(77.2)	(25.4)
	$ 884.2	$ 930.0	$ 635.6
Assets:			
Electronics Marketing	$ 6,024.3	$ 5,890.9	$ 4,441.8
Technology Solutions	3,738.5	3,765.2	2,553.8
Corporate	405.1	249.5	786.8
	$ 10,167.9	$ 9,905.6	$ 7,782.4
Capital expenditures:			
Electronics Marketing	$ 58.5	$ 69.8	$ 30.1
Technology Solutions	41.3	57.4	17.2
Corporate	28.8	21.5	19.6
	$ 128.6	$ 148.7	$ 66.9
Depreciation & amortization expense:			
Electronics Marketing	$ 38.9	$ 28.3	$ 24.6
Technology Solutions	39.2	30.0	15.7
Corporate	23.2	23.1	20.3
	$ 101.3	$ 81.4	$ 60.6
Sales, by geographic area, are as follows:			
Americas (1)	$ 11,499.3	$ 11,518.5	$ 8,367.3
EMEA (2)	7,408.9	8,393.4	5,948.3
Asia/Pacific (3)	6,799.3	6,622.5	4,844.6
	$ 25,707.5	$ 26,534.4	$ 19,160.2

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Millions)	
Property, plant and equipment, net, by geographic area:			
Americas (4)	$ 278.5	$ 242.5	$ 182.2
EMEA (5)	150.8	150.6	98.5
Asia/Pacific	31.9	26.1	21.9
	$ 461.2	$ 419.2	$ 302.6

(1) Includes sales in the United States of $10.0 billion, $10.0 billion and $7.6 billion for fiscal year 2012, 2011 and 2010, respectively.

(2) Includes sales in Germany and the United Kingdom of $2.6 billion and $1.4 billion, respectively, for fiscal 2012. Includes sales in Germany and the United Kingdom of $3.1 billion and $1.7 billion, respectively, for fiscal 2011. Includes sales in Germany and the United Kingdom of $2.1 billion and $1.1 billion, respectively, for fiscal 2010.

(3) Includes sales of $1.9 billion, $2.3 billion and $1.2 billion in Taiwan, China (including Hong Kong) and Singapore, respectively, for fiscal 2012. Includes sales of $1.8 billion, $2.4 billion and $1.2 billion in Taiwan, China (including Hong Kong) and Singapore, respectively, for fiscal 2011. Includes sales of $1.3 billion, $2.0 billion and $1.0 billion in Taiwan, China (including Hong Kong) and Singapore, respectively, for fiscal 2010.

(4) Includes property, plant and equipment, net, of $266.7 million, $231.3 million and $178.2 million in the United States for fiscal 2012, 2011 and 2010, respectively.

(5) Includes property, plant and equipment, net, of $90.6 million, $26.4 million, and $17.3 million in Germany, Belgium and the United Kingdom, respectively, for fiscal 2012. Fiscal 2011 includes property, plant and equipment, net, of $92.8 million in Germany, $23.4 million in Belgium and $16.4 million in the United Kingdom. Fiscal 2010 includes property, plant and equipment, net, of $48.0 million in Germany, $20.4 million in Belgium and $13.4 million in the United Kingdom.

The Company manages its business based upon the operating results of its two operating groups before restructuring, integration and other charges (see Note 17). In fiscal 2012, 2011 and 2010, presented above, the unallocated pre-tax restructuring, integration and other charges related to EM and TS, respectively, were $27,537,000 and $22,716,000 in fiscal 2012, $27,879,000 and $38,146,000 in fiscal 2011 and $14,701,000 and $10,579,000 in fiscal 2010. The remaining restructuring, integration and other charges in each year relate to corporate activities.

Listed in the table below are the major product categories and the Company's approximate sales of each during the past three fiscal years:

	Years Ended		
	June 30, 2012	July 2, 2011	July 3, 2010
		(Millions)	
Semiconductors	$ 13,461.6	$ 14,149.3	$ 10,098.7
Computer products	9,984.4	10,284.6	7,302.8
Connectors	667.5	1,041.4	841.4
Passives, electromechanical and other	1,594.0	1,059.1	917.3
	$ 25,707.5	$ 26,534.4	$ 19,160.2

17. Restructuring, integration and other charges

Fiscal 2012

During fiscal 2012, the Company initiated actions to reduce costs in both operating groups in response to current market conditions and incurred acquisition and integration costs associated with acquired businesses. As a result, the Company incurred restructuring, integration and other charges as presented in the following table.

	Year Ended June 30, 2012
	(Thousands)
Restructuring charges	$ 50,253
Integration costs	9,392
Acquisition costs	10,561
Reversal of excess prior year restructuring reserves	(3,286)
Other	6,665
Pre-tax restructuring, integration and other charges	$ 73,585
After tax restructuring, integration and other charges	$ 52,963
Restructuring, integration and other charges per share on a diluted basis	$ 0.35

The activity related to the restructuring charges incurred during fiscal 2012 is presented in the following table:

	Severance Reserves	Facility Exit Costs	Other	Total
	(Thousands)			
Fiscal 2012 pre-tax charges	$ 33,206	$ 11,999	$ 5,048	$ 50,253
Cash payments	(23,055)	(4,366)	(1,889)	(29,310)
Non-cash write-downs	—	(2,943)	(1,768)	(4,711)
Other, principally foreign currency translation	(405)	(146)	(44)	(595)
Balance at June 30, 2012	$ 9,746	$ 4,544	$ 1,347	$ 15,637

Severance charges recorded in fiscal 2012 related to over 800 employees in sales, administrative and finance functions in connection with the cost reduction actions taken in all three regions in both operating groups with employee reductions of approximately 480 in EM and 320 in TS. Facility exit costs for vacated facilities related to 12 facilities in the Americas, 5 in EMEA and 13 in the Asia/Pac region and consisted of reserves for remaining lease liabilities and the write-down of leasehold improvements and other fixed assets. Other restructuring charges related primarily to other onerous lease obligations that have no on-going benefit to the Company. Of the $50,253,000 pre-tax restructuring charges recorded during fiscal 2012, $27,537,000 related to EM and $22,716,000 related to TS and the remaining related to corporate charges. As of June 30, 2012, management expects the majority of the remaining severance and other reserves to be utilized by the end of fiscal 2015 and the remaining facility exit cost reserves to be utilized by the end of fiscal 2016.

Integration costs incurred related to the integration of acquired businesses and incremental costs incurred as part of the consolidation and closure of certain office and warehouse locations. Integration costs included IT consulting costs for system integration assistance, facility moving costs, legal fees, travel, meeting, marketing and communication costs that were incrementally incurred as a result of the integration activity. Also included in integration costs are incremental salary costs associated with the consolidation and closure activities as well as costs associated with acquisition activity, primarily related to the acquired businesses' personnel who were retained by Avnet following the close of the acquisitions solely to assist in the integration of the acquired businesses' IT systems and administrative and logistics operations into those of Avnet. These identified personnel have no other meaningful day-to-day operational responsibilities outside of the integration effort.

Acquisition transaction costs incurred during fiscal 2012 related primarily to professional fees for advisory services and legal and accounting due diligence procedures and other legal costs associated with acquisitions.

During fiscal 2012, the Company recorded credits to restructuring, integration and other charges related to the reversal of restructuring reserves established in prior years that were deemed to be no longer required.

In addition, the Company recorded $6,665,000 for (i) a legal claim associated with an acquired business and a potential royalty claim related to periods prior to acquisition by Avnet and (ii) a legal claim associated with an indemnification of a prior divested business.

Fiscal 2011

During fiscal 2011, the Company incurred charges related primarily to the acquisition and integration activities associated with acquired businesses (see Note 2) and also recorded credits related to prior restructuring reserves and acquisition adjustments.

	Year Ended July 2, 2011
	(Thousands)
Restructuring charges	$ 47,763
Integration costs	25,068
Acquisition costs	15,597
Reversal of excess prior year restructuring reserves	(6,076)
Prior year acquisition adjustments	(5,176)
Pre-tax restructuring, integration and other charges	$ 77,176
After tax restructuring, integration and other charges	$ 56,169
Restructuring, integration and other charges per share on a diluted basis	$ 0.36

The fiscal 2012 activity related to the remaining restructuring reserves from fiscal 2011 is presented in the following table:

	Severance Reserves	Facility Exit Costs	Other	Total
		(Thousands)		
Balance at July 2, 2011	$ 9,803	$ 8,294	$ 1,038	$ 19,135
Cash payments	(8,110)	(3,545)	(463)	(12,118)
Adjustments	(800)	(1,133)	(316)	(2,249)
Other, principally foreign currency translation	(608)	(345)	(32)	(985)
Balance at June 30, 2012	$ 285	$ 3,271	$ 227	$ 3,783

Severance charges recorded in fiscal 2011 related to personnel reductions of over 550 employees in administrative, finance and sales functions primarily in connection with the integration of the acquired Bell business into the existing EM Americas, TS Americas and TS EMEA regions and, to a lesser extent, other cost reduction actions. Facility exit costs consisted of lease liabilities, fixed asset write-downs and other related charges associated with 50 vacated facilities: 23 in the Americas, 25 in EMEA and two in the Asia/Pac region. As of June 30, 2012, management expects the majority of the remaining severance reserves to be utilized by the end of fiscal 2013 and the remaining facility exit cost reserves to be utilized by the end of fiscal 2015.

Integration costs included professional fees associated with legal and IT consulting, facility moving costs, travel, meeting, marketing and communication costs that were incrementally incurred as a result of the integration efforts of acquired businesses. Also included in integration costs are incremental salary and employee benefit costs, primarily of the acquired businesses' personnel who were retained by Avnet following the close of the acquisitions solely to assist in the integration of the acquired business' IT systems, and administrative and logistics operations into those of Avnet. These identified personnel have no other meaningful day-to-day operational responsibilities outside of the integration effort.

Acquisition costs incurred during fiscal 2011 related primarily to professional fees for advisory and broker services, legal and accounting due diligence, and other legal costs associated with the acquisition.

During fiscal 2011, the Company recorded credits to restructuring, integration and other charges related to (i) the reversal of restructuring reserves established in prior years that were deemed to be no longer required, (ii) acquisition adjustments for which the purchase allocation period had closed and (iii) exit-related reserves originally established through goodwill in prior years that were deemed no longer required.

Fiscal 2010

During fiscal 2010, the Company recognized restructuring, integration and other charges related to remaining cost reduction actions announced in fiscal 2009 which were taken in response to market conditions as well as integration costs associated with acquired businesses in addition to a value-added tax exposure and acquisition-related costs partially offset by a credit related to prior restructuring reserves.

	Year Ended July 3, 2010
	(Thousands)
Restructuring charges	$ 15,991
Integration costs	2,931
Value-added tax exposure	6,477
Other	3,261
Reversal of excess restructuring reserves recorded in prior periods	(3,241)
Pre-tax restructuring, integration and other charges	$ 25,419
After tax restructuring, integration and other charges	$ 18,789
Restructuring, integration and other charges per share on a diluted basis	$ 0.12

Restructuring charges incurred in fiscal 2010 consisted of severance, facility exit costs and other charges. Severance charges were related to personnel reductions of over 150 employees in administrative, finance and sales functions in connection with the cost reduction actions in all three regions. Facility exit costs consisted of lease liabilities and fixed asset write-downs associated with seven vacated facilities in the Americas, one in EMEA and four in the Asia/Pac region. Other charges consisted primarily of contractual obligations with no on-going benefit to the Company.

During fiscal 2010, the Company incurred integration costs for professional fees, facility moving costs and travel, meeting, marketing and communication costs that were incrementally incurred as a result of the integration efforts of previously acquired businesses.

Also during fiscal 2010, the Company recognized a charge for a value-added tax exposure in Europe related to an audit of prior years and other charges related primarily to acquisition-related costs which would have been capitalized under prior accounting rules. In addition, the Company recognized a credit to reverse restructuring reserves which were determined to be no longer necessary.

Fiscal 2010 and prior year reserve activity

In addition to the fiscal 2010 restructuring activity, the Company incurred restructuring charges under separate restructuring plans. The fiscal 2012 activity related to the remaining reserves associated with these restructuring actions is presented in the following table:

	Severance Reserves	Facility Exit Costs	Other	Total
		(Thousands)		
Balance at July 2, 2011	$ 316	$ 6,632	$ 1,966	$ 8,914
Cash payments	(91)	(4,183)	(1,096)	(5,370)
Adjustments	(36)	(664)	(59)	(759)
Other, principally foreign currency translation	(31)	(79)	(133)	(243)
Balance at June 30, 2012	$ 158	$ 1,706	$ 678	$ 2,542

As of June 30, 2012, management expects the majority of the remaining severance and other reserves to be utilized by the end of fiscal 2014 and the remaining facility exit cost reserves to be utilized by the end of fiscal 2016.

18. Summary of quarterly results (unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year(a)
	(Millions, except per share amounts)				
(b) 2012					
Sales	$ 6,426.0	$ 6,693.6	$ 6,280.5	$ 6,307.4	$ 25,707.5
Gross profit	753.6	784.1	753.8	759.0	3,050.5
Net income	139.0	147.0	147.6	133.4	567.0
Diluted earnings per share	0.90	0.98	1.00	0.91	3.79
(c) 2011					
Sales	$ 6,182.4	$ 6,767.5	$ 6,672.4	$ 6,912.1	$ 26,534.4
Gross profit	723.1	773.2	786.6	824.9	3,107.8
Net income	138.2	141.0	151.0	238.8	669.1
Diluted earnings per share	0.90	0.91	0.98	1.54	4.34

(a) Quarters may not add to the year due to rounding.

(b) Second quarter of fiscal 2012 results were impacted by restructuring, integration and other charges of $34.5 million pre-tax, $23.6 million after tax and $0.16 per share on a diluted basis. The charges consisted of severance, facility exit costs, integration costs, transaction costs, other restructuring charges, and a credit to adjust prior year restructuring reserves. During the second quarter, the Company also recorded $1.4 million pre-tax, $0.9 million after tax and $0.01 per share on a diluted basis related to the write-down of a small investment and the write-off of deferred financing costs associated with the early retirement of a credit facility, and an income tax adjustment of $0.5 million primarily related to the combination of a favorable audit settlement and release of a valuation allowance on certain deferred tax assets which were determined to be realizable, mostly offset by changes to existing tax positions primarily for transfer pricing. Third quarter results were impacted by restructuring, integration and other charges of $18.6 million pre-tax, $13.7 million after tax and $0.10 per share on a diluted basis. The charges consisted of severance, facility exit costs fixed asset write-downs, integration costs, transaction costs, other charges, and a reversal to adjust prior year restructuring reserves. During the third quarter, the Company recognized a gain on the bargain purchase of $4.5 million pre- and after tax and $0.03 per share on a diluted basis related to the acquisition of Unidux Electronics Limited (Singapore), and an income tax adjustment of $5.2 million and $0.04 per share on a diluted basis related primarily to the combination of favorable audit settlements, certain reserve releases and the release of a valuation allowance on deferred tax assets which were determined to be realizable. Fourth quarter results were impacted by restructuring, integration and other charges of $20.5 million pre-tax, $15.7 million after tax and $0.11 per share on a diluted basis. These charges included severance, facility exit costs, integration costs, transaction costs, other restructuring charges and other charges related to legal claims. During the fourth quarter, the Company recognized a small adjustment to the gain on bargain purchase related to the business in Japan acquired in the third quarter; and a net tax benefit of $4.0 million and $0.03 per share on a diluted basis which is comprised of (i) a tax benefit of $26.3 million for the release of tax reserves against deferred tax assets that were determined to be realizable during the fourth quarter of fiscal 2012, partially offset by (ii) a tax provision of $22.3 million primarily related to the impact of withholding tax related to legal entity reorganizations and the establishment of tax reserves against deferred tax assets that were determined to be unrealizable during the fourth quarter of fiscal 2012.

(c) First quarter of fiscal 2011 results were impacted by restructuring, integration and other charges which totaled $28.1 million pre-tax, $20.2 million after tax and $0.13 per share on a diluted basis. Restructuring charges consisted of severance costs, facility exit costs and other charges resulting from acquisition related integration activities. In addition, the Company recognized a gain on bargain purchase of $31.0 million pre- and after tax, and $0.20 per share on a diluted basis in connection with its Unidux acquisition. Second quarter results were impacted by restructuring, integration and other charges which totaled $29.1 million pre-tax, $20.8 million after tax and $0.14 per share on a diluted basis incurred primarily in connection with the acquisitions and integrations of acquired businesses. The Company also recorded a reversal of $3.5 million pre-tax primary related to the reversal of restructuring reserves established in prior years which were no longer needed. Third quarter of fiscal 2012 results were impacted by restructuring, integration and other charges which totaled $16.3 million pre-tax, $11.9 million after tax and $0.08 per share on a diluted basis incurred primarily in connection with the acquisitions and integrations of acquired businesses. In addition, the Company recognized a loss of $6.3 million pre-tax, $3.9 million after tax and $0.02 per share on a diluted basis related to the write-down of investments in smaller technology start-up companies. Fourth quarter of fiscal 2012 results were impacted by restructuring, integration and other charges which totaled $7.3 million pre-tax, $5.8 million after tax and $0.04 per share on a diluted basis. The Company also reversed $3.6 million pre-tax, $2.5

million after tax and $0.02 per share on a diluted basis for restructuring and purchase accounting reserves determined not to be needed. In addition, fourth quarter results included a tax benefit of $52.7 million, or $0.34 per share on a diluted basis, primarily related to the release of a tax valuation allowance for which the tax asset was determined to be realizable.

SCHEDULE II

AVNET, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
Years Ended June 30, 2012, July 2, 2011 and July 3, 2010

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts — Describe	Deductions — Describe	Balance at End of Period
			(Thousands)		
Fiscal 2012					
Allowance for doubtful accounts . .	$ 107,739	$ 35,632	$ —	$ (37,052) (a)	$ 106,319
Valuation allowance on foreign tax loss carry-forwards (Note 9)	310,772	(30,785) (b)	(35,894) (c)	—	244,093
Fiscal 2011					
Allowance for doubtful accounts . .	81,197	39,255	—	(12,713) (a)	107,739
Valuation allowance on foreign tax loss carry-forwards (Note 9)	331,423	(76,055) (d)	55,404 (e)	—	310,772
Fiscal 2010					
Allowance for doubtful accounts . .	85,477	33,825	—	(38,105) (a)	81,197
Valuation allowance on foreign tax loss carry-forwards (Note 9)	315,020	(1,338)	17,741 (f)	—	331,423

(a) Uncollectible accounts written off.

(b) Represents a reduction primarily due to the release of valuation allowance in EMEA, of which $26,231,000 impacted the effective tax rate and $4,554,000 of which did not impact the effective tax rate because deferred taxes and income tax payables associated with the release of the valuation allowance were recorded which offset a portion of the benefit as a result of the release (see Note 9).

(c) Primarily relates to the translation impact of changes in foreign currency exchange rates.

(d) Represents a reduction primarily due to the release of valuation allowance in EMEA, of which $64,215,000 impacted the effective tax rate and $11,840,000 of which did not impact the effective tax rate because deferred taxes and income tax payables associated with the release of the valuation allowance were recorded, which offset a portion of the benefit as a result of the release (see Note 9).

(e) Primarily relates to the translation impact of changes in foreign currency exchange rates and acquired valuation allowances.

(f) Includes the impact of deferred tax rate changes, the translation impact of changes in foreign currency exchange rates and the increase of valuation allowance against associated deferred tax benefits as it was determined the related operating tax loss carry-forward cannot be utilized.

INDEX TO EXHIBITS

Exhibit Number	Exhibit
3.1	Restated Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Current Report on Form 8-K dated February 12, 2001, Exhibit 3(i)).
3.2	By-laws of the Company, effective August 11, 2011 (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 16, 2011 (Exhibit 3.1).
4.1	Indenture dated as of March 5, 2004, by and between the Company and JP Morgan Trust Company, National Association (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 8, 2004, Exhibit 4.1).
4.2	Officers' Certificate dated August 19, 2005, establishing the terms of the 6.00% Notes due 2015 (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 19, 2005, Exhibit 4.2).
4.3	Officers' Certificate dated September 12, 2006, establishing the terms of the 6.625% Notes due 2016 (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 12, 2006, Exhibit 4.2).
4.4	Officers' Certificate dated March 7, 2007, establishing the terms of the 5 7/8% Notes due 2014 (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 7, 2007, Exhibit 4.2).
4.5	Indenture dated as of June 22, 2010, between the Company and Wells Fargo Bank, National Association, as Trustee, providing for the issuance of Debt Securities in one or more series (incorporated herein by reference to the Company's Current Report on Form 8-K dated June 22, 2010, Exhibit 4.1).
4.6	Officers' Certificate establishing the terms of the 5.875% Notes due 2020 (incorporated herein by reference to the Company's Current Report on Form 8-K dated June 22, 2010, Exhibit 4.2).
	Note: The total amount of securities authorized under any other instrument that defines the rights of holders of the Company's long-term debt does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Therefore, these instruments are not required to be filed as exhibits to this Report. The Company agrees to furnish copies of such instruments to the Commission upon request.
	Executive Compensation Plans and Arrangements
10.1	2011 Amended and Restated Employment Agreement dated February 11, 2011 between the Company and Roy Vallee (incorporated herein by reference to the Company's Current Report on Form 8-K dated February 14, 2011, Exhibit 10.1).
10.2	2011 Amended and Restated Employment Agreement dated February 11, 2011 between the Company and Richard Hamada (incorporated herein by reference to the Company's Current Report on Form 8-K dated February 14, 2011, Exhibit 10.2).
10.3	Form of Change of Control Agreement dated February 11, 2011 between the Company and each of Roy Vallee and Richard Hamada (incorporated herein by reference to the Company's Current Report on Form 8-K dated February 14, 2011, Exhibit 10.3).
10.4	Form of Employment Agreement dated December 19, 2008 between the Company and each of its Executive Officers (other than Roy Vallee and Richard Hamada) (incorporated herein by reference to the Company's Current Report on Form 8-K dated December 22, 2008, Exhibit 10.2).
10.5	Form of Change of Control Agreement dated December 19, 2008 between the Company and each of the Executive Officers (other than Roy Vallee and Richard Hamada) (incorporated herein by reference to the Company's Current Report on Form 8-K dated December 22, 2008, Exhibit 10.3).
10.6	Avnet 1995 Stock Option Plan (incorporated herein by reference to the Company's Current Report on Form 8-K dated February 12, 1996, Exhibit 10).
10.7	Avnet 1996 Incentive Stock Option Plan (incorporated herein by reference to the Company's Registration Statement on Form S-8, Registration No. 333-17271, Exhibit 99).
10.8	Amended and Restated Avnet 1997 Stock Option Plan (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 29, 2006, Exhibit 10.1).

Exhibit Number		Exhibit
10.9		Retirement Plan for Outside Directors of Avnet, Inc., (Amended and Restated Effective Generally as of January 1, 2009) (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 13, 2010, Exhibit 10.1).
10.10		Avnet, Inc. Deferred Compensation Plan for Outside Directors (Amended and Restated Effective Generally as of January 1, 2009) (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 13, 2010, Exhibit 10.2).
10.11	*	Avnet Supplemental Executive Officers' Retirement Plan (2012 Restatement).
10.12	*	Avnet Restoration Plan (Effective Generally as of January 1, 2012).
10.13		Avnet 1999 Stock Option Plan (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 29, 2006 Exhibit 10.2).
10.14		Avnet, Inc. Executive Incentive Plan (incorporated herein by reference to Appendix A to the Company's Proxy Statement dated September 28, 2007).
10.15		Avnet, Inc. 2003 Stock Compensation Plan (Amended and Restated Effective Generally as of January 1, 2009) (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 13, 2010, Exhibit 10.4).
10.16		Avnet, Inc. 2003 Stock Compensation Plan: (a) Form of nonqualified stock option agreement (b) Form of nonqualified stock option agreement for non-employee director (c) Form of incentive stock option agreement (d) Form of performance stock unit term sheet (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 29, 2006, Exhibit 10.3).
10.17		Avnet, Inc. 2006 Stock Compensation Plan (Amended and Restated Effective Generally as of January 1, 2009) (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 13, 2010, Exhibit 10.5).
10.18		Avnet, Inc. 2006 Stock Compensation Plan: (a) Form of nonqualified stock option agreement (b) Form of nonqualified stock option agreement for non-employee director (c) Form of performance stock unit term sheet (revised effective August 13, 2009 by (f) below) (d) Form of incentive stock option agreement (e) Long Term Incentive Letter (incorporated herein by reference to the Company's Current Report on Form 8-K dated May 16, 2007, Exhibit 99.1). (f) Form of performance stock unit term sheet (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 19, 2009, Exhibit 99.1).
10.19		Avnet, Inc. 2010 Stock Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8, Registration No. 333-171291).
10.20		Avnet, Inc. 2010 Stock Compensation Plan: (a) Form of nonqualified stock option agreement (b) Form of incentive stock option agreement (c) Form of performance stock unit term sheet (d) Form of restricted stock unit term sheet (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 10, 2012, Exhibit 10.1).

Exhibit Number	Exhibit
10.21	Avnet Deferred Compensation Plan (Amended and Restated Effective Generally as of January 1, 2009) (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 13, 2010, Exhibit 10.6).
10.22	Amendment No. 1 to Avnet Deferred Compensation Plan (Amended and Restated Effective Generally as of January 1, 2009) (incorporated herein by reference to the Company's Annual Report on Form 10-K dated August 12, 2011, Exhibit 10.21).
10.23	Form of Indemnity Agreement. The Company enters into this form of agreement with each of its directors and officers (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q dated May 8, 2006, Exhibit 10.1).
10.24	Form option agreements for stock option plans (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 8, 2004, Exhibit 10.4).
	(a) Non-Qualified stock option agreement for 1999 Stock Option Plan
	(b) Incentive stock option agreement for 1999 Stock Option Plan
	(c) Incentive stock option agreement for 1996 Stock Option Plan
	(d) Non-Qualified stock option agreement for 1995 Stock Option Plan
	Bank Agreements
10.25	Securitization Program
	(a) Receivables Sale Agreement, dated as of June 28, 2001 between Avnet, Inc., as Originator, and Avnet Receivables Corporation as Buyer (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 26, 2002, Exhibit 10J).
	(b) Amendment No. 1, dated as of February 6, 2002, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 26, 2002, Exhibit 10K).
	(c) Amendment No. 2, dated as of June 26, 2002, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 26, 2002, Exhibit 10L).
	(d) Amendment No. 3, dated as of November 25, 2002, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated December 17, 2002, Exhibit 10B).
	(e) Amendment No. 4, dated as of December 12, 2002, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated December 17, 2002, Exhibit 10E).
	(f) Amendment No. 5, dated as of August 15, 2003, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 15, 2003, Exhibit 10C).
	(g) Amendment No. 6, dated as of August 3, 2005, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 13, 2005, Exhibit 10.1).
	(h) Amendment No. 7, dated as of August 29, 2007, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 13, 2010, Exhibit 10.7).
	(i) Amendment No. 8, dated as of August 26, 2010, to Receivables Sale Agreement in 10.25(a) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 1, 2010, Exhibit 10.2).
	(j) Second Amended and Restated Receivables Purchase Agreement dated as of August 26, 2010 among Avnet Receivables Corporation, as Seller, Avnet, Inc., as Servicer, the Financial Institutions party thereto and JPMorgan Chase Bank, N.A. as Agent (incorporated herein by reference to the Company's Current Report on Form 8-K dated September 1, 2010, Exhibit 10.1).
	(k) Amendment No. 1, dated as of December 28, 2010, to the Second Amended and Restated Receivables Purchase Agreement in 10.25(j) above (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q dated January 28, 2011, Exhibit 10.2).

Exhibit Number		Exhibit
		(l) Amendment No. 2, dated as of August 25, 2011, to the Second Amended and Restated Receivables Purchase Agreement in 10.25(j) above (incorporated herein by reference to the Company's Current Report on Form 8-K dated August 26, 2011, Exhibit 10.1).
		(m) Amendment No. 3 dated as of March 7, 2012, to the Second Amended and Restated Receivables Purchase Agreement in 10.25(j) above (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q dated April 27, 2012, Exhibit 10.1).
10.26		Credit Agreement dated as of November 18, 2011 among Avnet, Inc., Bank of America, N.A., as Administrative Agent, and each lender thereto (incorporated herein by reference to the Company's Current Report on Form 8-K dated November 22, 2011, Exhibit 10.1).
12.1	*	Ratio of Earnings to Fixed Charges.
21	*	List of subsidiaries of the Company as of June 30, 2012.
23.1	*	Consent of KPMG LLP.
31.1	*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	**	XBRL Instance Document.
101.SCH	**	XBRL Taxonomy Extension Schema Document.
101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document.

* Filed herewith.

** Furnished herewith.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

AVNET®
Accelerating Your Success™

AVNET, INC.

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

To Be Held Friday, November 2, 2012

TO ALL SHAREHOLDERS OF AVNET, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of AVNET, INC., a New York corporation ("Avnet"), will be held at the Avnet, Inc. Corporate Headquarters, 2211 South 47th Street, Phoenix, Arizona 85034, on Friday, November 2, 2012, at 7:30 a.m., local time, for the following purposes:

1. To elect the nine (9) director nominees named in the attached proxy statement to serve until the next annual meeting and until their successors have been elected and qualified.
2. To conduct an advisory vote on executive compensation.
3. To approve the Avnet, Inc. Executive Incentive Plan.
4. To ratify the appointment of KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of Avnet for the fiscal year ending June 29, 2013.
5. To take action with respect to such other matters as may properly come before the Annual Meeting (including postponements and adjournments).

The Board of Directors has fixed the close of business on September 4, 2012, as the record date for the Annual Meeting. Only holders of record of shares of Avnet's Common Stock at the close of business on such date shall be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors

JUN LI
Secretary

September 21, 2012

TABLE OF CONTENTS

AVNET, INC.

2211 South 47th Street
Phoenix, Arizona 85034

PROXY STATEMENT

Dated September 21, 2012

FOR ANNUAL MEETING OF SHAREHOLDERS
To Be Held November 2, 2012

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Avnet, Inc. ("Avnet" or the "Company") to be voted at the annual meeting of shareholders to be held at Avnet's Corporate Headquarters, 2211 South 47th Street, Phoenix, Arizona 85034, on November 2, 2012, and at any and all postponements or adjournments thereof (the "Annual Meeting"), with respect to the matters referred to in the accompanying notice. The approximate date on which this Proxy Statement and the enclosed form of proxy are first being sent or given to shareholders is September 21, 2012. Only holders of record of outstanding shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), at the close of business on September 4, 2012, the record date, are entitled to notice of and to vote at the Annual Meeting. Each shareholder is entitled to one vote per share held on the record date. The aggregate number of shares of Common Stock outstanding (net of treasury shares) at September 4, 2012, was 140,089,916, comprising all of Avnet's capital stock outstanding as of that date.

At the meeting you will be asked to elect the nine director nominees named in the Proxy Statement, conduct an advisory vote on executive compensation, approve the Avnet, Inc. Executive Incentive Plan and ratify the appointment of KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of Avnet for the fiscal year ending June 29, 2013.

Proxies for shares of Common Stock may be submitted by completing and mailing the proxy card that accompanies this Proxy Statement or by submitting your proxy voting instructions by telephone or through the Internet. Shareholders who hold their shares through a broker, bank or other nominee should contact their nominee to determine whether they may submit their proxy by telephone or Internet. Shares of Common Stock represented by a proxy properly signed or submitted and received at or prior to the Annual Meeting will be voted in accordance with the shareholder's instructions. If a proxy card is signed, dated and returned without indicating any voting instructions, shares of Common Stock represented by the proxy will be voted as the Board recommends. The Board of Directors is not currently aware of any business to be acted upon at the Annual Meeting other than as described herein. If, however, other matters are properly brought before the Annual Meeting, the persons appointed as proxies will have discretion to vote according to their best judgment, unless otherwise indicated on any particular proxy. The persons appointed as proxies will have discretion to vote on adjournment of the Annual Meeting. Proxies will extend to, and be voted at, any adjournment or postponement of the Annual Meeting to the extent permitted under the Business Corporation Law of the State of New York and the Company's By-laws.

Proxy and Revocation of Proxy

Any person who signs and returns the enclosed proxy or properly votes by telephone or Internet may revoke it by submitting a written notice of revocation or a later dated proxy that is received by Avnet prior to the Annual Meeting, or by voting in person at the Annual Meeting. However, a proxy will not be revoked by simply attending the Annual Meeting and not voting. All written notices of revocation and other communications with respect to revocation by Avnet shareholders should be addressed as follows: Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034. To revoke a proxy previously submitted by telephone or Internet, a shareholder of record can simply vote again at a later date, using the same procedures, in which case the later submitted vote will be recorded and the earlier vote will thereby be revoked. Please note that any shareholder whose shares are held of record by a broker, bank or other nominee and who provides voting instructions on a form received from the nominee may revoke or change his or her voting instructions only by contacting the nominee who holds his or her shares. Such shareholders may not vote in person at the Annual Meeting unless the shareholder obtains a legal proxy from the broker, bank or other nominee.

Quorum and Voting

The presence at the Annual Meeting, in person or by proxy, of the shareholders of record entitled to cast at least a majority of the votes that all shareholders are entitled to cast is necessary to constitute a quorum. Each vote represented at the Annual Meeting in person or by proxy will be counted toward a quorum. If a quorum should not be present, the Annual Meeting may be adjourned from time to time until a quorum is obtained. Abstentions and broker non-votes, which are more fully discussed below, will not be counted as a "vote cast" and therefore will have no effect on the outcome of any proposal.

Broker Voting

Brokers holding shares of record for a customer have the discretionary authority to vote on certain limited matters if they do not receive timely instructions from the customer regarding how the customer wants the shares voted. There are also some matters ("non-routine matters") with respect to which brokers do not have discretionary authority to vote if they do not receive timely instructions from the customer. When a broker does not have discretion to vote on a particular matter and the customer has not given timely instructions on how the broker should vote, then what is referred to as a "broker non-vote" results. Any broker non-vote would be counted as present at the meeting for purposes of determining a quorum, but would be treated as not entitled to vote with respect to non-routine matters. Therefore, a broker non-vote would not count as a vote in favor of or against such matters and, accordingly, would not affect the outcome of the vote.

The election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2), and the proposal to adopt the Avnet, Inc. Executive Incentive Plan (Proposal 3) are classified as non-routine matters. Accordingly, brokers, banks and other nominees will not be permitted to vote on any proposal other than the ratification of the appointment of the independent registered public accounting firm (Proposal 4) without instructions from the beneficial owners. **As a result, the Company encourages all beneficial owners to provide voting instructions to your nominees to ensure that your shares are voted at the Annual Meeting.**

Proposals and Required Vote

Proposal 1

To be elected, each director nominee must receive the affirmative vote of a plurality of the votes of the Common Stock present or represented at the Annual Meeting and entitled to vote. Votes may be cast in favor of or withheld with respect to each nominee. Votes that are withheld will be counted toward a quorum, but will be excluded entirely from the tabulation of votes for the election of directors and, therefore, will not affect the outcome of the vote on such election. However, Avnet's Corporate Governance Guidelines (the "Guidelines") require that, in an uncontested election, any director nominee who receives a greater number of votes "withheld" than votes "for" in the election must promptly submit a letter of resignation to the Board following the certification of the shareholder election results. The Guidelines specify the procedures that the Board of Directors must follow in such event and the time frame within which the Board must determine and publicly announce the results of its deliberation.

Proposal 2

As required by Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), the Board of Directors is requesting that the Company's shareholders approve, on a non-binding basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement.

Approval, on a non-binding basis, of this proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. Only votes cast "for" or "against" the proposal will be counted in determining whether the proposal has been adopted. Brokers who hold shares of Common Stock as nominees will not have discretionary authority to vote such shares on this proposal. Thus, a shareholder who does not vote on this proposal at the Annual Meeting (whether due to abstention or a broker non-vote) will not affect the outcome of the vote but will reduce the number of affirmative votes required to achieve a majority for this matter by reducing the total number of shares from which the majority is calculated. Although the vote is non-binding, the Compensation Committee and the Board of Directors will review the results of the vote, consider shareholder concerns and take them into account in future determinations concerning the executive compensation program.

Proposal 3

Approval of the Avnet, Inc. Executive Incentive Plan requires the affirmative vote of a majority of the votes cast at the Annual Meeting. Only votes cast "for" or "against" the proposal will be counted in determining whether the proposal has been adopted. Brokers who hold shares of Common Stock as nominees will not have discretionary authority to vote such shares on this proposal. Thus, a shareholder who does not vote at the Annual Meeting (whether due to abstention or a broker non-vote) will not affect the outcome of the vote but will reduce the number of affirmative votes required to achieve a majority for this matter by reducing the total number of shares from which the majority is calculated.

Proposal 4

Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for fiscal 2013 requires the affirmative vote of the holders of a majority of the Common Stock present or represented at the meeting and entitled to vote. Abstentions are not counted in determining the votes cast in connection with the ratification of the appointment of KPMG LLP, but do have the effect of reducing the number of affirmative votes required to achieve a majority for this matter by reducing the total number of shares from which the majority is calculated.

The Board of Directors recommends you vote "FOR" all of the directors named in Proposal 1 and "FOR" proposals 2, 3, and 4.

Voting Results

The Company will announce preliminary results at the Annual Meeting. It will report final results in a filing with the U.S. Securities and Exchange Commission ("SEC") on Form 8-K.

CORPORATE GOVERNANCE

Avnet is committed to good corporate governance practices. This commitment is not new — the Company has developed and evolved its corporate governance practices over many years. The Board of Directors believes that good corporate governance practices provide an important framework that promotes long-term value, strength and stability for shareholders.

Corporate Governance Guidelines

The Corporate Governance Guidelines collect in one document many of the corporate governance practices and procedures that have evolved at Avnet over the years. Among other things, the Guidelines address the duties of the Board of Directors, director qualifications and selection process, director compensation, Board operations, Board committee matters and director orientation and continuing education. The Guidelines also provide for annual self-evaluations by the Board and its committees. The Board reviews the Guidelines on an annual basis, most recently at its regularly scheduled meeting in May 2012. The Guidelines are available on the Company's website at www.ir.avnet.com/documents.cfm.

As a general policy, as set forth in the Guidelines, the Board recommends certain limits as to the service of directors on other boards of public companies. These limits are as follows: (1) the Company's Chairman of the Board and its Chief Executive Officer may serve on up to two additional boards; (2) Directors who are actively employed on a full-time basis may serve on up to two additional boards; and (3) Directors who are retired from active full-time employment may serve on up to five additional boards.

Director Independence

The Board of Directors believes that a substantial majority of its members should be independent directors. The Board has determined that the following Directors are independent under the Guidelines: Eleanor Baum, J. Veronica Biggins, R. Kerry Clark, Ehud Houminer, James A. Lawrence, Frank R. Noonan, Ray M. Robinson, William H. Schumann, III and William P. Sullivan (the "Independent Directors"). Additionally, the Board believes that Michael Bradley, who has been nominated by the Board to serve as a director, will be independent under the NYSE listing standards and the Guidelines upon his election. In making these independence determinations, the Board applied the NYSE listing standards and the standards contained in the Guidelines. Under the Guidelines, certain relationships were considered immaterial and, therefore, were not considered by the Board in determining independence, but were reported to the Chair of the Corporate Governance Committee.

Director Nominations

The Corporate Governance Committee is responsible for identifying, screening and recommending candidates for election to the Company's Board of Directors. The Committee reviews the business experience, education and skills of candidates as well as character and judgment. Although the Corporate Governance Committee does not have a formal policy concerning diversity, the charter of the Corporate Governance Committee includes a statement that it considers diversity as an important factor for service on the Board and reviews factors such as age, gender, race and culture. These factors, and others considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. Directors must also possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of all shareholders. Board members are expected to diligently prepare for, attend and participate in all Board and applicable Committee meetings. Each Board member is expected to see that other existing and future commitments do not materially interfere with the member's service as a Director.

The Corporate Governance Committee also reviews whether a potential candidate will meet the Board's independence standards and any other director or committee membership requirements imposed by law, regulation or stock exchange rules.

Director candidates recommended by the Corporate Governance Committee are subject to full Board approval and subsequent election by the shareholders. The Board of Directors is also responsible for electing directors to fill vacancies on the Board that occur due to retirement, resignation, expansion of the Board or other events occurring between the shareholders' annual meetings. The Corporate Governance Committee may retain a search firm, from time to time, to assist in identifying and evaluating director candidates. When a search firm is used, the Committee provides specified criteria for director candidates, tailored to the needs of the Board at that time, and pays the firm a fee for these services. Recommendations for director candidates are also received from Board members and management and may be solicited from professional associations as well.

The Corporate Governance Committee will consider recommendations of director candidates received from shareholders on the same basis as recommendations of director candidates received from other sources. The director selection criteria discussed above will be used to evaluate all recommended director candidates. Shareholders who wish to suggest an individual for consideration for election to the Company's Board of Directors may submit a written recommendation to the Corporate Governance

Committee by sending it to: Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034. Shareholder recommendations must contain the following information:

- The shareholder's name, address, number of shares of Avnet Common Stock beneficially owned and, if the shareholder is not a record shareholder, evidence of beneficial ownership;
- A statement in support of the director candidate's recommendation;
- The director candidate's detailed biographical information describing experience and qualifications, including current employment and a list of any other boards of directors on which the candidate serves;
- A description of all agreements, arrangements or understandings between the shareholder and the director candidate;
- The candidate's consent to be contacted by a representative of the Corporate Governance Committee for interviews and his or her agreement to provide further information, if needed;
- The candidate's consent for a background check; and
- The candidate's consent to serve as a director, if nominated and elected.

Under the Company's By-laws, shareholders may also nominate a candidate for election at an annual meeting of shareholders. Details regarding this nomination procedure and the required notice and information are set forth elsewhere in this Proxy Statement under the heading "2013 Annual Meeting."

Director Communications

Shareholders and other interested parties may contact any or all of the Company's Directors by writing to the Board of Directors or to the Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, AZ 85034. They may also submit an email to the Lead Director, the chair of the Audit Committee or the non-employee Directors as a group, by filling out the email form on the Company's website at www.ir.avnet.com/governance.cfm under the caption "Committee Composition."

Communications received are distributed to the Board, or to any individual Director or group of Directors as appropriate, depending on the facts and circumstances outlined in the communication. The Avnet Board of Directors has requested that items that are unrelated to the duties and responsibilities of the Board be excluded, including spam, junk mail and mass mailings, product and services inquiries, product and services complaints, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. Any product and services inquiries or complaints will be forwarded to the proper department for handling. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded. Any such communication will be made available to any non-employee Director upon request.

Code of Conduct

The Company adopted a Code of Conduct that applies to Directors, officers and employees, including the Chief Executive Officer and all financial and accounting personnel. A copy of the Code of Conduct can be reviewed at www.ir.avnet.com/documents.cfm. Any future amendments to, or waivers for executive officers and Directors from certain provisions of the Code of Conduct, will be posted on the Company's website.

Reporting of Ethical Concerns

The Audit Committee of the Board of Directors has established procedures for employees, shareholders, vendors and others to communicate concerns about the Company's ethical conduct or business practices including accounting, internal controls or financial reporting issues. Matters may be reported in the following ways:

Employees of the Company are encouraged to contact their manager, a Human Resources representative or a Code of Conduct Advisor and discuss matters of concern.

All persons, including employees, may contact:

- The Legal Department, by telephone at (480) 643-7106, or by mail at 2211 South 47th Street, Phoenix, Arizona 85034; or
- The Ethics Alertline at 1-800-861-2899 (within the United States and Canada) or via the Internet at www.avnet.alertline.com. Reports via the Ethics Alertline will be treated confidentially within the limits of the law, and may be made on an anonymous basis.

Board Leadership Structure

Pursuant to the Guidelines, the Board of Directors has the flexibility to decide whether it is best for the Company at a given point in time for the roles of the Chief Executive Officer and Chairman of the Board to be separate or combined and, if separate, whether the Chairman should be selected from the independent directors or be an employee of the Company. The Board believes that the Company and its shareholders are best served by maintaining this flexibility rather than mandating a particular leadership structure.

In the event that the Chairman is an employee of the Company, the Company's Guidelines provide for an independent and active Lead Director, which is currently held by Eleanor Baum. The Lead Director has the following responsibilities:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the Independent Directors;
- Setting meeting agendas for the executive sessions of the Independent Directors;
- Reviewing information to be sent to the Board and proposed agenda for Board meetings;
- Reviewing Board meeting schedules to ensure sufficient time for discussion of all agenda items;
- Helping ensure adequate distribution of information to members of the Board in a timely manner;
- Having the authority to call meetings of the Independent Directors; and
- Performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

To promote free and open discussion and communication, Independent Directors meet in executive session without management present at regularly scheduled Board meetings. Independent Directors may meet at other times at the discretion of an independent Chairman, the Lead Director or upon the request of any Independent Director.

Currently, the position of Chairman is held by Mr. Vallee, an employee of the Company, and Mr. Hamada is the Chief Executive Officer. Beginning with fiscal year 2012, the Board determined that the separation of these roles would allow the Company's Chief Executive Officer to focus on the Company's day-to-day business, while allowing the Chairman to lead the board in its fundamental role of providing guidance to, and oversight of, management and to be actively involved in selected business development efforts, including strategic mergers and acquisitions. As Mr. Vallee has indicated that he will not stand for reelection at the Annual Meeting, it is the current expectation that the position of the Chairman will be held by Mr. Schumann, assuming he is reelected as a director at the Annual Meeting. Mr. Schumann currently serves as an Independent Director and, if elected, would serve as a non-employee Chairman.

The Board of Directors has concluded that the current leadership structure provides an appropriate framework for the Directors to provide independent, objective and effective oversight of management. While the Guidelines do not require the Chairman and Chief Executive Officer positions to be separate, the Board believes that having separate positions is the appropriate leadership structure for the Company at this time.

Stock Ownership Guidelines

The Board has adopted stock ownership guidelines providing that each Director should own, within four years of joining the Board, 10,000 shares of Avnet Common Stock. Shares that are awarded to Directors as part of director compensation, as well as Phantom Stock Units acquired by Directors under the Avnet Deferred Compensation Plan for Outside Directors, count towards the ownership requirements under the guidelines, but options, even if vested, do not. All current Directors are in compliance with this requirement.

Avnet Website

In addition to the information about Avnet and its subsidiaries contained in this Proxy Statement, extensive information about the Company can be found on its website located at www.avnet.com, including information about the Company's management team, products and services and its corporate governance practices.

The corporate governance information on Avnet's website includes the Company's Corporate Governance Guidelines, the Code of Conduct, the charters for each of the standing committees of the Board of Directors, how a shareholder can communicate with the Corporate Governance Committee to nominate a director candidate for election and how shareholders and other interested parties can communicate with the Lead Director, the chair of the Audit Committee and the non-employee Directors as a group. In addition, amendments to the Code of Conduct and waivers granted to the Company's Directors and executive officers under the Code of Conduct, if any, will be posted in this area of the website. These documents can be accessed at www.ir.avnet.com/documents.cfm. Printed versions of the Corporate Governance Guidelines, the Code of Conduct and the charters for the Board committees can be obtained, free of charge, by writing to the Company at: Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, AZ 85034.

In addition, the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those Reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as Section 16 filings made by any of the Company's executive officers and Directors with respect to Avnet Common Stock, are available on the Company's website (www.avnet.com under the "Investor Relations — SEC Filings" caption) as soon as reasonably practicable after the report is electronically filed with, or furnished to, the SEC.

This information about Avnet's website and its content, together with other references to the website made in this Proxy Statement, is for information only. The content of the Company's website is not and should not be deemed to be incorporated by reference in this Proxy Statement or otherwise filed with the SEC.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Avnet's Board of Directors held five meetings during fiscal 2012 — four regular quarterly meetings and one meeting held in connection with management's presentation of its annual strategic plan. The non-employee Directors met separately in executive session four times during fiscal 2012.

During fiscal 2012, each Director standing for reelection, other than Mr. Clark, attended at least 75% of the combined number of meetings of the Board held during the period for which the Director served and of the committees on which such Director served. Mr. Clark, who was appointed to the Board in February 2012, was eligible to attend meetings in February, May and June. As a result of a conflict known prior to his appointment as a Director, Mr. Clark was unable to attend Board and relevant committee meetings in May. Excluding the May meetings, Mr. Clark has attended each Board and applicable committee meeting, including the relevant meetings held in fiscal year 2013.

All members of the Board of Directors are expected to attend the annual meeting of shareholders, unless unusual circumstances prevent such attendance. Board and committee meetings are scheduled in conjunction with the annual meeting of shareholders. All of the Directors standing for reelection, other than Mr. Clark who joined the Board in February 2012, attended Avnet's 2011 annual meeting of shareholders.

The Board currently has, and appoints the members of, a standing Audit Committee, Compensation Committee, Corporate Governance Committee and Finance Committee. Each of these committees is comprised solely of non-employee Directors, reports regularly to the full Board and annually evaluates its performance. The members of the committees as of the date of this Proxy Statement are identified in the following table.

Director	Audit	Compensation	Corporate Governance	Finance
J. Veronica Biggins		✓	✓	
Eleanor Baum	✓		Chair	
R. Kerry Clark	✓	✓		
Ehud Houminer	✓	Chair		
James A. Lawrence		✓		✓
Frank R. Noonan	✓			Chair
Ray M. Robinson			✓	✓
William H. Schumann, III	Chair			✓
William P. Sullivan		✓	✓	

Audit Committee

The Audit Committee is charged with assisting and representing the Board of Directors in fulfilling its oversight responsibilities with respect to the integrity of the financial statements of the Company, the independence and performance of the Company's corporate audit and independent registered public accounting firm, and compliance with legal and regulatory requirements, as well as the Company's internal ethics and compliance program and enterprise risk management activities. Moreover, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. Additionally, the Audit Committee reviews and approves transactions with any related person in which the Company is a participant and involves an amount known that equals or exceeds $120,000 per year. All of the members of the Audit Committee are independent under the independence requirements of the NYSE listing standards, the independence standards adopted by the Board, and also meet the additional requirements for audit committee independence established by the SEC. The Board of Directors has determined that four members of the Audit Committee (Messrs. Clark, Houminer, Noonan and Schumann) qualify as "audit committee financial experts," as defined in rules adopted by the SEC. Please see the Audit Committee Report set forth elsewhere in this Proxy Statement for more information about the Committee and its operations. The Committee operates under a written charter that outlines the Committee's purpose, member qualifications, authority and responsibilities. The Committee reviews its charter and conducts an evaluation of its own effectiveness annually. The charter is available on the Company's website at www.ir.avnet.com/documents.cfm. During fiscal 2012, the Audit Committee held nine meetings.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving compensation of all of the Company's executive officers other than the Executive Chairman and the CEO and for evaluating the performance of the Executive Chairman and the CEO and, on the basis of such evaluation, for recommending to the Independent Directors the Executive Chairman and CEO compensation for consideration and approval. In addition, the Compensation Committee administers all of Avnet's equity compensation plans. All members of the Committee meet the independence requirements of the NYSE listing standards and the independence standards adopted by the Board of Directors. The Committee operates under a written charter that outlines the purpose, member qualifications, authority and responsibilities of the Committee. The Committee reviews its charter and conducts an evaluation of its own effectiveness annually. A copy of the Committee charter is available on the Company's website at www.ir.avnet.com/documents.cfm. During fiscal 2012, the Compensation Committee held four meetings.

Corporate Governance Committee

The Corporate Governance Committee is charged with identifying, screening and recommending to the Board of Directors appropriate candidates to serve as directors of the Company and is responsible for overseeing the process for evaluating the Board of Directors and its Committees. This Committee also oversees and makes recommendations with respect to corporate governance issues affecting the Board of Directors and the Company. All of the members of the Corporate Governance Committee are independent under Avnet's independence standards and the NYSE listing standards. The Committee operates under a written charter that outlines the Committee's purpose, member qualifications, authority and responsibilities. The Committee reviews its charter and conducts an evaluation of its own effectiveness annually. The charter is available on the Company's website at www.ir.avnet.com/documents.cfm. During fiscal 2012, the Corporate Governance Committee held four meetings.

Finance Committee

The Finance Committee is responsible for evaluating the Company's short and long-term financing needs and capital structure and for making recommendations about future financing. The Committee also has the oversight responsibility for the Avnet Pension Plan and Trust and the Avnet 401(k) Plan and Trust. The Committee operates under a written charter that outlines the Committee's purpose, member qualifications, authority and responsibilities. The Committee reviews its charter and conducts an evaluation of its own effectiveness annually. The Committee's charter is available on the Company's website at www.ir.avnet.com/documents.cfm. During fiscal 2012, the Finance Committee held four meetings.

Executive Committee

The Board of Directors has an Executive Committee which is charged with the authority of the full Board and, between meetings of the Board, is authorized to exercise the powers of the Board in the management of the business and affairs of Avnet to the extent permitted by law. The Executive Committee is comprised of the Chairman and four other Directors. All of the Independent Directors rotate service on the Executive Committee. The Executive Committee did not meet in fiscal 2012.

The Board's Role in Risk Oversight

One function of the Board is oversight of risk management at Avnet. "Risk" is present in every business, and the Board seeks to understand and advise on risk in conjunction with the activities of the

Board and its committees. The Board considers "risk" for these purposes to be the possibility that an undesired event could occur that adversely affects the achievement of the Company's objectives. Examples of the types of risks that the Company faces include:

- operational risks, such as disruptions to the Company's information systems and logistics capabilities and risks relating to compliance with governmental regulations;
- macroeconomic risks, such as global economic or financial disruption;
- strategic risks, such as risks associated with emerging markets and the concentration of revenue; and
- "event" risks, such as natural or pandemic disasters impacting the Company's operations.

A business deals with risks in various ways. Some risks may be easily perceived and controlled, while others are unknown. Some risks can be avoided or mitigated by particular behavior, while some risks are unavoidable. Potential impacts and the severity of the potential impacts vary, and the appropriate range of response to a perceived risk can vary depending upon the potential severity of the adverse effects that might occur in connection with the risk. Some risk taking is engaged in voluntarily by Avnet and most businesses, particularly where risk may be acceptable because of the greater perceived potential for reward. Avnet engages in numerous activities seeking to align its voluntary risk-taking with Company's strategy, especially in the area of encouraging innovation.

Management is responsible for identifying risk and risk controls related to significant business activities, and developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward and the appropriate manner in which to control risk. The Board implements its risk oversight responsibilities by having management provide periodic briefing and information sessions on the significant voluntary and involuntary risks that the company faces and how the company seeks to control risk when appropriate. In some cases, risk oversight in specific areas is a responsibility of a Board committee, such as the Finance Committee's oversight of the company's financing structure and needs from time to time, and the Audit Committee's oversight of issues related to internal control over financial reporting and the Compensation Committee's oversight of risks related to compensation programs.

The Compensation Committee has assessed the Company's compensation programs and concluded that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee and management assessed Avnet's executive and broad-based compensation and benefits programs on a worldwide basis to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. Management has evaluated all compensation programs and focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.

Based on the foregoing, management believes that the Company's compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole, and that the incentive compensation programs provide incentives that do not encourage risk-taking beyond the Company's ability to effectively identify and manage significant risks. Further, management believes that the incentive compensation programs are compatible with effective internal controls and the Company's risk management practices, and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

PROPOSAL 1

ELECTION OF DIRECTORS

Nine (9) directors are to be elected at the Annual Meeting to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. It is the intention of the persons named in the enclosed proxy card to vote each properly signed and returned proxy (unless otherwise directed by the shareholder executing such proxy) for the election as Directors of Avnet of each of the nine nominees listed below. Each nominee has consented to being named herein and to serving if elected. All of the nominees were elected Directors at the Annual Meeting of Shareholders held on November 4, 2011, except for Mr. Clark who joined the Board in February 2012 and Mr. Bradley who is a director nominee.

Dr. Baum, a director since 1994, and Mr. Houminer, a director since 1993, are retiring from the Board of Directors and will not stand for reelection as a director. Mr. Vallee, a director since 1991 and employee since 1977, is retiring as an employee of the Company effective November 2, 2012, and will not stand for reelection as a director. The Company would like to publicly recognize Dr. Baum, Mr. Houminer and Mr. Vallee for their contributions and dedicated service to the Company.

Directors will be elected by a plurality of the votes properly cast at the Annual Meeting. Only votes cast "for" the election of Directors will be counted in determining whether a nominee for Director has been elected. Thus, shareholders who do not vote, or who withhold their vote, will not affect the outcome of the election. Additionally, brokers do not have discretionary authority to vote on the election of directors if they do not receive timely instructions from the beneficial owners. As a result, the Company encourages all beneficial owners to provide voting instructions to your nominees to ensure that your shares are voted in the election of directors.

Under the Guidelines, however, any director nominee who receives a greater number of votes "withheld" than votes "for" in the election must promptly submit a letter of resignation to the Board following the certification of the election results. The Board must then determine whether to accept the director's resignation in accordance with the procedures set forth in the Guidelines and publicly announce the results of its deliberation.

In case any of the nominees below should become unavailable for election for any presently unforeseen reason, the persons named in the enclosed form of proxy will have the right to use their discretion to vote for a substitute or to vote for the remaining nominees and leave a vacancy on the Board of Directors. Under Avnet's By-laws, any such vacancy may be filled by a majority vote of the Directors then in office or by the shareholders at any meeting thereof. Alternatively, the Board of Directors may reduce the size of the Board to eliminate the vacancy.

The information set forth below as to each nominee has been furnished by such nominee as of September 4, 2012.

The Board recommends a vote "FOR" all of the nominees named below.

Name	Age	Year First Elected	Principal Occupations During Last Five Years; Other Directorships and Activities
J. Veronica Biggins	65	1997	Ms. Biggins is a Managing Director in the Atlanta office of Diversified Search LLC, an executive and board search firm. Ms. Biggins was Managing Partner of the Atlanta office of Hodge Partners from 2007 until 2011 when it became a part of Diversified Search. Ms. Biggins served as Assistant to the President of the United States and Director of Presidential Personnel under President William Clinton. Ms. Biggins also serves on the board of Southwest Airlines Co. (since 2011). Ms. Biggins' background includes 20 years of experience with NationsBank (now Bank of America) and its predecessor. She previously served as a director of Zep Inc. (2007 — 2012) and AirTran Holdings, Inc. (2001 — 2011). Ms. Biggins has served on a number of non-profit boards. Ms. Biggins brings extensive experience related to identifying and recruiting executive talent, as well as extensive board experience and perspective resulting from past and present service on boards of public companies in various industries.
Michael A. Bradley	63	Director Nominee	Mr. Bradley is the President and Chief Executive Officer of Teradyne, Inc., positions that he has held since May 2003 and May 2004, respectively. He has served as a director of Teradyne since April 2004 following his tenure as President of the Semiconductor Test Division (2001 — 2003) and as the Company's Chief Financial Officer (1999 — 2001). Mr. Bradley has also been a director of Entegris, Inc. and its predecessor company, Mykrolis Corporation, since 2001. The Board will benefit from Mr. Bradley's extensive experience in the semiconductor industry, and from his experience in running a global technology operation. The Board believes he will provide additional perspective in the areas of corporate governance and financial reporting.
R. Kerry Clark	60	2012	R. Kerry Clark served as Chairman and Chief Executive Officer of Cardinal Health, Inc., a provider of health care products and services, until his retirement in 2009. Mr. Clark joined Cardinal Health in April 2006 as President and Chief Executive Officer and became Chairman in November 2007. Prior to joining Cardinal Health, he held various positions at The Procter & Gamble Company, a consumer products company, which markets consumer products in over 140 countries, including President of P&G Asia, President, Global Market Development and Business Operations, and Vice Chairman of the Board. He is a director of General Mills (since 2009) and Textron, Inc. (since 2003). He is also a director of Bausch & Lomb and Hauser Capital Partners LLC. Mr. Clark brings to the Board business leadership, corporate strategy and operating expertise. Mr. Clark also lends a global business perspective. Additionally, Mr. Clark provides additional insight and value in corporate governance, talent development, change management, marketing and business development.

Name	Age	Year First Elected	Principal Occupations During Last Five Years; Other Directorships and Activities
Richard P. Hamada	54	2011	Mr. Hamada has served as the Chief Executive Officer of Avnet since July 2011 and a director since February 2011. Prior thereto, he served as the President (August 2010 — July 2011) and as the Chief Operating Officer of Avnet (2006 — 2011). Mr. Hamada is also a member of the College of Business Administration Advisory Board for San Diego State University. As a result of his long tenure as an Avnet executive, Mr. Hamada provides the Board with extensive knowledge of the Company, its operations and the industry in which it operates. Mr. Hamada also has extensive executive management experience.
James A. Lawrence	59	2011	Mr. Lawrence is currently the Chairman of Rothschild North America. He has served as the Chief Executive Officer of Rothschild North America and as co-head of global investment banking since June 2010. He previously served as Chief Financial Officer of Unilever PLC from September 2007 — December 2009. Prior thereto, Mr. Lawrence served as Vice Chairman and Chief Financial Officer of General Mills, Inc., a consumer foods company (October 1998 — August 2007), Executive Vice President and Chief Financial Officer of Northwest Airlines (1996 — 1998) and Chief Executive Officer of Pepsi-Cola Asia Middle East Africa Group (1992-1996). The Board benefits from Mr. Lawrence's nine years of prior experience serving on Avnet's board (1999 — 2008) and his breadth of global business experience including strategy development and compliance. As a former chief financial officer for a public company, Mr. Lawrence has experience in finance and accounting, particularly as it applies to public companies such as Avnet.
Frank R. Noonan	70	2004	Mr. Noonan is the retired Chairman and Chief Executive Officer of R. H. Donnelley Co. (1991 — 2002), publisher of yellow pages directories. Before that, Mr. Noonan served as Senior Vice President, Finance, with Dun & Bradstreet. Mr. Noonan is a director of NewStar Financial, Inc., a commercial finance company, and former director of RiskMetrics Group, Inc., (2008 — 2010). The Board benefits from Mr. Noonan's financial services experience, including his extensive experience in the areas of financial reporting, compliance, corporate governance and risk management.
Ray M. Robinson	64	2000	Since 2003, Mr. Robinson has served as Chairman of the Board of Citizens Trust Bank, the largest African-American owned bank in the southeast United States, trading as Citizens Bancshares. He also serves as the Vice Chairman of East Lake Community Foundation (since 2003). Previously, Mr. Robinson was the President of AT&T's Southern Region Business Services Division (1995 — 2003). Mr. Robinson is also a director of Aaron Rents, Inc., Acuity Brands, Inc., Rail America and AMR Corp. Mr. Robinson previously served as a director of ChoicePoint, Inc. (2004 — 2008). The Board benefits from Mr. Robinson's extensive leadership and management skills, and his service on the boards and board committees of other public companies provides important insights into governance and board functions.

Name	Age	Year First Elected	Principal Occupations During Last Five Years; Other Directorships and Activities
William H. Schumann, III	62	2010	Mr. Schumann has served as Executive Vice President of FMC Technologies, Inc. since February 2007 and served as CFO from 2001 — 2011. Effective November 13, 2012, Mr. Schumann will serve as a director of AMCOL International. He previously served on the board of UAP Holding Corp. (2005 — 2008), and Great Lakes Advisors, Inc. The Board benefits from Mr. Schumann's financial and management expertise, including his extensive expertise in financial and strategic planning, financial reporting, compliance and risk management.
William P. Sullivan	62	2008	Mr. Sullivan has served as the President and Chief Executive Officer of Agilent Technologies, Inc. since March 2005. Prior thereto, he served as the Executive Vice President and Chief Operating Officer of Agilent (2002 — 2005), and Senior Vice President and General Manager of its Semiconductor Products Group (1998 — 2002). Mr. Sullivan is also a director of URS Corporation (since 2006) and the Children's Discovery Museum of San Jose. As the chief executive officer of a public company, Mr. Sullivan brings significant executive and operational experience regarding issues facing large multinational companies with global operations, particularly as it relates to the technology industry. The Board also benefits from his knowledge of current issues in the conduct and governance of public companies.

AUDIT COMMITTEE REPORT

The Audit Committee represents and assists the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company's financial statements, the independence, qualification and performance of the Company's corporate auditor and its independent registered public accounting firm, and compliance with legal and regulatory requirements. The Audit Committee operates under a written charter, which sets forth its purpose, member qualifications, authority and responsibilities. The Audit Committee reviews its charter on a regular basis and most recently reviewed it at the Committee's regularly scheduled meeting on May 10, 2012. The charter is available on the Company's website at www.ir.avnet.com/governance.cfm.

The Audit Committee monitors the activities and performance of the Company's internal audit function, including scope of reviews, department staffing levels and reporting and follow-up procedures. The Audit Committee also oversees the Company's efforts and plans in enterprise risk management. In addition, the Audit Committee oversees the Company's internal ethics and compliance program and receives quarterly reports from the Chief Governance and Compliance Officer. The Audit Committee also meets quarterly with KPMG LLP, the Company's independent registered public accounting firm ("KPMG"), and with the Company's Director of Global Audit and the Chief Financial Officer in separate, executive sessions. Management has responsibility for the preparation, presentation and integrity of the Company's financial statements and the reporting process, including the system of internal controls.

The Audit Committee meets with KPMG and management to review the Company's interim financial results before publication of the Company's quarterly earnings press releases and the filing of the Company's quarterly reports on Form 10-Q and annual report on Form 10-K. The Committee also monitors the activities and performance of KPMG, including audit scope, audit fees, auditor independence and non-audit services performed by KPMG. All services to be performed by the Company's independent registered public accounting firm are subject to pre-approval by the Audit Committee and management provides quarterly reports to the Committee on the status and fees for all such projects.

The Audit Committee has reviewed and discussed the consolidated financial statements for fiscal year 2012 with management and KPMG. This review included a discussion with KPMG and management of Avnet's accounting principles, the reasonableness of significant estimates and judgments, including disclosure of critical accounting estimates, and the conduct of the audit. The Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. KPMG provided the Audit Committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence and the Committee discussed with KPMG its independence. The Audit Committee has concluded that KPMG is independent from the Company and its management. KPMG also discussed with the Committee its internal quality control procedures and the results of its most recent peer review. In reliance on this review and these discussions, and the report of KPMG, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2012, for filing with the Securities and Exchange Commission.

William H. Schumann, III, Chair
Eleanor Baum
R. Kerry Clark
Ehud Houminer
Frank R. Noonan

PRINCIPAL ACCOUNTING FIRM FEES

The table below provides information relating to fees charged for services performed by KPMG LLP, the Company's independent registered public accounting firm, in both fiscal 2012 and fiscal 2011. All of the services described in the table were approved in conformity with the Audit Committee's pre-approval process.

	Fiscal 2012	Fiscal 2011
Audit Services	$6,430,000	$6,421,000
Audit-Related Services	235,000	242,000
Tax Services	890,000	1,036,000
All Other Services	—	—
TOTAL	$7,555,000	$7,699,000

Audit Services. In both years, Audit Services consisted of work performed by the principal auditor associated with the audit of the Company's consolidated financial statements, including reviews performed on the Company's Form 10-Q filings, certain statutory audits required for the Company's subsidiaries, and fees incurred in connection with the audit of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Audit fees also included assistance with registration statements filed by the Company, including consents.

Audit-Related Services. In both years, Audit-Related Services included certain compliance-related, agreed-upon procedures and assistance with certain acquisition due diligence efforts.

Tax Services. In both years, Tax Services consisted primarily of assistance with respect to global tax compliance (federal, international, state and local), tax audits, tax advice associated with organizational structure and tax-related due diligence in connection with certain acquisitions.

All services to be provided by the Company's independent registered public accounting firm are subject to pre-approval by the Audit Committee. The Audit Committee has adopted an "External Auditor Scope of Services Policy," which requires the Audit Committee's pre-approval of all services to be performed by the Company's independent registered public accounting firm. In each case, pre-approval is required either by the Audit Committee or by the Chair of the Audit Committee, who is authorized to approve individual projects up to $250,000 with the total for such projects not to exceed $500,000, and must then report them to the full Committee by the next Committee meeting. Management provides quarterly reports to the Audit Committee on the fees for all projects requiring services by KPMG, LLP.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY MANAGEMENT AND OTHERS

The following table sets forth information with respect to the Common Stock of Avnet beneficially owned at September 14, 2012, or, in respect of any 5% Holder, the date of such holder's most recent Schedule 13D or Schedule 13G filed with the SEC, by (a) persons that, to Avnet's knowledge, were the beneficial owners of more than 5% of Avnet's outstanding Common Stock ("5% Holders"), (b) each Director and director nominee of Avnet, (c) each of the executive officers named in the Summary Compensation Table in this Proxy Statement and (d) all Directors and executive officers of Avnet as a group. Except where specifically noted in the table, all the shares listed for a person or the group are directly held by such person or group members, with sole voting and dispositive power.

Name	Common Stock(a)	Stock Options Exercisable Within 60 Days	Total Common Stock Beneficially Owned	Percent of Class
5% Holders				
Artisan Partners Holdings LP. 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	9,780,510		**9,780,510(1)**	**6.60%**
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	8,488,955		**8,488,955(2)**	**5.72%**
Directors and Named Executive Officers				
Eleanor Baum	11,974(3)	0	**11,974**	*
J. Veronica Biggins	33,738(4)	3,325	**37,063**	*
R. Kerry Clark	3,298(5)	0	**3,298**	*
Harley Feldberg	143,605(6)	163,334	**306,939**	*
Philip Gallagher	69,153(7)	63,629	**132,782**	*
Richard Hamada	182,009(8)	176,295	**358,304**	*
Ehud Houminer	29,128	0	**29,128**	*
James A. Lawrence	34,198	3,325	**37,523**	*
Frank R. Noonan	33,583(9)	0	**33,583**	*
Ray M. Robinson	31,143(10)	3,325	**34,468**	*
Raymond Sadowski	206,484(11)	195,828	**402,312**	*
William H. Schumann, III	16,861(12)	0	**16,861**	*
William P. Sullivan	20,244	0	**20,244**	*
Roy Vallee	563,377(13)	1,054,858	**1,618,235**	**1.15%**
All directors and executive officers as a group (19 persons)	1,610,503	1,884,174	**3,494,677**	**2.45%**

* Less than 1%.

(a) This column includes Restricted Stock Units allocated but not yet delivered to each executive officer and Phantom Stock Units owned by non-employee Directors.

(1) The number of shares beneficially owned is based on information provided in a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2012, by Artisan Partners Holdings LP ("Artisan"). Artisan reports shared voting power with respect to 9,520,710 shares and shared dispositive power with respect to 9,780,510 shares.

(2) The number of shares beneficially owned is based on information provided in Amendment No. 2 to a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2012, by BlackRock, Inc., which reflects sole voting power and sole dispositive power with respect to 8,504,149 shares beneficially owned by BlackRock, Inc.

(3) Includes 1,476 Phantom Stock Units.

(4) Includes 20,728 Phantom Stock Units.

(5) Includes 3,298 Phantom Stock Units.

(6) Includes 81,230 Restricted Stock Units allocated but not yet delivered. Also includes 62,375 shares of Common Stock held by a family trust for which Mr. Feldberg is a trustee.

(7) Includes 24,396 Restricted Stock Units allocated but not yet delivered. Also includes 38,767 shares of Common Stock held by a family trust for which Mr. Gallagher is a trustee.

(8) Includes 66,753 Restricted Stock Units allocated but not yet delivered. Also includes 115,256 shares of Common Stock held by a family trust for which Mr. Hamada is a trustee.

(9) Includes 28,765 Phantom Stock Units and 4,818 shares of Common Stock held by a trust for which Mr. Noonan is a trustee.

(10) Includes 4,219 shares that are pledged as security and 26,924 Phantom Stock Units.

(11) Includes 31,803 Restricted Stock Units allocated but not yet delivered.

(12) Includes 3,573 Phantom Stock Units.

(13) Includes 72,990 Restricted Stock Units allocated but not yet delivered. Also includes 482,366 shares of Common Stock held by a family trust for which Mr. Vallee is a trustee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act, Avnet's Directors, executive officers and beneficial owners of more than 10% of the outstanding Common Stock are required to file reports with the Securities and Exchange Commission concerning their ownership of and transactions in Avnet Common Stock and are also required to provide Avnet with copies of such reports. Based solely on such reports and related information furnished to Avnet, Avnet believes that in fiscal 2012 all such filing requirements were complied with in a timely manner by all Directors and executive officers.

EXECUTIVE OFFICERS OF THE COMPANY

The current executive officers of the Company are:

Name	Age	Office
Roy Vallee	60	Executive Chairman of the Board
David R. Birk	65	Senior Vice President, General Counsel and Assistant Secretary
Steven C. Church	63	Senior Vice President, Chief Business Development and Process Officer and President of Avnet Integrated
Gerard W. Fay	53	Chief Logistics and Operations Officer
Harley Feldberg	59	Senior Vice President and President of Avnet Electronics Marketing
Philip R. Gallagher	51	Senior Vice President and President of Avnet Technology Solutions
Richard P. Hamada	54	Chief Executive Officer
MaryAnn Miller	55	Senior Vice President and Chief Human Resources Officer
Steven R. Phillips	49	Senior Vice President and Chief Information Officer
Raymond Sadowski	58	Senior Vice President, Chief Financial Officer and Assistant Secretary

Mr. Vallee joined the Company in February 1977 and was appointed Executive Chairman of the Board of Directors in July 2011. He previously served as Chairman of the Board and Chief Executive Officer from July 1998 to July 2011. Prior thereto, he was Vice Chairman of the Board since November 1992 and also President and Chief Operating Officer since March 1992. Mr. Vallee will cease serving as Executive Chairman effective on November 2, 2012.

Mr. Birk has been Senior Vice President of Avnet since November 1992. Mr. Birk was elected Vice President and General Counsel in September 1989 and previously held the position of Secretary from July 1997 to November 2003 and from January 2005 to November 2007. Mr. Birk served on the board of UAP Holding Corp. from 2007 — 2008.

Mr. Church has been Senior Vice President of Avnet since November 1995 and currently serves as Chief Business Development and Process Officer. Additionally, in 2010, he was appointed as President of Avnet Integrated, which provides lifecycle support for technology manufacturers, service providers and corporations. Mr. Church previously served as Chief Human Resources and Organizational Development Officer from 2001 until February 2010. Mr. Church previously served as President of Avnet Electronics Marketing Americas from 1994 to 2001 and co-President of Electronics Marketing from August 1998 to April 2001.

Mr. Fay was appointed Chief Global Logistics and Operations Officer in July 2011 and previously served as Senior Vice President of Global Strategic Accounts for Avnet United from August 2005 to July 2011. Mr. Fay joined Avnet in 2005 with the Company's acquisition of electronic component distributor Memec, where he served as President of Memec Americas.

Mr. Feldberg has been Senior Vice President since November 2004. He became an executive officer in July 2004 when he was promoted to Global President of Avnet Electronics Marketing. Mr. Feldberg previously served as President of Avnet Electronics Marketing Americas from June 2002 until June 2004 and has served as a corporate Vice President since November 1996. Mr. Feldberg served as President of Avnet Electronics Marketing Asia from December 2000 to June 2002.

Mr. Gallagher was appointed as Global President, Avnet Technology Solutions, in March 2009, and has been Senior Vice President of Avnet since November 2007. Mr. Gallagher served as president of Avnet Electronics Marketing Americas from July 2004 until March 2009.

Mr. Hamada was appointed as a Director in February 2011 and Chief Executive Officer in July 2011. He previously served as President from May 2010 until July 2011 and served as the Chief Operating Officer from July 2006 until July 2011. He was Senior Vice President of Avnet from November 2002 until August 2010. Mr. Hamada served as the President of Technology Solutions from July 2003 until July 2006 and President of the Computer Marketing operating group from January 2002 until July 2003. He was appointed Vice President of Avnet in November 1999. Mr. Hamada is a member of the College of Business Administration Advisory Board for San Diego State University.

Ms. Miller was appointed Senior Vice President in May 2011 and served as Vice President from November 2009 to May 2011. She has served as Chief Human Resources Officer since April 2009. She previously served as Senior Vice President Global Human Resources from July 2008 to March 2009 and Vice President of Talent and Organizational Effectiveness from July 2006 to June 2008.

Mr. Phillips was appointed Senior Vice President and Chief Information Officer of Avnet in 2011 and has served as Vice President and Chief Information Officer since 2006. He joined Avnet with the July 2005 acquisition of Memec where he had served as Senior Vice President and Chief Information Officer since May 2004.

Mr. Sadowski has been Senior Vice President of Avnet since November 1992 and Chief Financial Officer since February 1993. Prior thereto, Mr. Sadowski has held various management positions in Avnet's finance organization including the position of Controller.

Officers of the Company are generally elected each year at the meeting of the Board of Directors following the annual meeting of shareholders and hold office until the next such annual meeting or until their earlier death, resignation or removal.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis ("CD&A") and discussed it with management. Based on its review and discussion with management, the Committee recommended to the Board of Directors that the CD&A be included in the Company's 2012 Proxy Statement and incorporated by reference into the Company's annual report on Form 10-K. This Report is provided by the following independent directors, who comprise the Committee:

Ehud Houminer, Chair
J. Veronica Biggins
R. Kerry Clark
James A. Lawrence
William P. Sullivan

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This section explains how the Compensation Committee of Avnet's Board of Directors made its compensation decisions for the fiscal year ended June 30, 2012 ("fiscal 2012"), for the Named Executive Officers (the "NEOs"). The compensation paid to the NEOs for fiscal 2012 is set forth in the Summary Compensation Table, which is included elsewhere in this Proxy Statement. These officers and their titles during fiscal 2012 are:

- Roy Vallee, Executive Chairman of the Board, Avnet, Inc.;
- Richard Hamada, Chief Executive Officer, Avnet, Inc. (the "CEO");
- Raymond Sadowski, Senior Vice President and Chief Financial Officer, Avnet, Inc.;

- Harley Feldberg, Senior Vice President, Avnet, Inc. and President, Avnet Electronics Marketing; and
- Philip Gallagher, Senior Vice President, Avnet, Inc. and President, Avnet Technology Solutions.

Executive Summary

The Company's fiscal 2012 results reflect the impact of both a components supply chain correction that occurred in the earlier part of its fiscal year and slowing global economic growth during the latter part of its fiscal year. The market for electronic components was negatively impacted by the post-recovery inventory correction while information technology spending growth contracted as global gross domestic product growth rates slowed. As a result, the Company initiated expense reductions in the parts of the business most impacted by these developments. These initiatives helped offset the impact of the revenue decline and, for the full fiscal year, the Company generated $884 million of operating income and $529 million of cash flow from operations. Supported by this strong cash flow, the Company invested $318 million in its share repurchase program and another $313 million in value-creating acquisitions that strengthened the Company's competitive position in key markets. As a result of the Company's fiscal 2012 results, the compensation paid to the Company's CEO and the other NEOs decreased in fiscal 2012 from the prior year, consistent with Avnet's pay-for-performance philosophy. Additionally, the decrease in CEO compensation in fiscal 2012 was a function of the decrease in target CEO compensation as part of the transition from Mr. Vallee, who was the CEO in fiscal 2011, to Mr. Hamada, who was the CEO in fiscal 2012.

	Fiscal 2011	Fiscal 2012	% Change
	$ in millions, except per share data		
Sales	$26,534.4	$25,707.5	(3.1)%
Operating income	$ 930.0	$ 884.2	(4.9)%
Net income	$ 669.1	$ 567.0	(15.3)%
Diluted earnings per share	$ 4.34	$ 3.79	(12.7)%
Total CEO compensation(1)	$ 11.1	$ 4.6	(58.3)%
Average total other NEO compensation(1)	$ 3.8	$ 3.1	(16.8)%

(1) The CEO's total compensation and the average total compensation for the other NEOs in both fiscal 2011 and 2012 is based on the compensation reported in the Summary Compensation Table. With respect to "Total CEO compensation," Mr. Vallee's compensation is included in the "Fiscal 2011" column, as he served as CEO during fiscal 2011.

The graph below displays the Company's sales and the as-adjusted net income and as-adjusted operating income over the last five fiscal years.



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Sales $ in Millions
$2,100
$1,750
$1,400
$1,050
$700
$350
$0
Income $ in Millions
$17,953
$749
$484
$16,230
$491
$289
$19,160
$661
$425
$26,534
$1,007
$667
$25,708
$958
$608
2008
2009
2010
2011
2012
Sales
Net Income, as adjusted*
Operating Income, as adjusted*

* In addition to presenting financial results that are determined in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company also presents net income and operating income adjusted to exclude certain items in the table above. See Appendix A to this Proxy Statement for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures. Non-GAAP measures should be viewed in addition to, and not as an alternative for, financial results prepared in accordance with GAAP.

In March 2012, and for the fourth consecutive year, Avnet was named No. 1 in *Fortune* magazine's annual "World's Most Admired Companies" list in the Wholesaler: Office Equipment and Electronics category. Avnet ranked first in six reputation attributes, including people management, use of corporate assets, social responsibility, quality of management, financial soundness, and global competitiveness.

Executive Compensation Program Highlights

The Company's compensation program incorporates the following compensation governance practices:

✓ ***Pay-for-Performance Alignment.*** A significant portion of total compensation is dependent upon the achievement of short- and long-term goals that are designed to increase shareholder value over time and result in a superior total shareholder return ("TSR"). As executives gain responsibility and seniority at Avnet and exercise more direct influence over the Company's financial and operational performance, base salary as a percentage of total compensation will typically decrease and incentive-based pay will increase.

✓ ***Focus on Long-Term Incentive Compensation.*** Avnet's compensation programs are designed to provide a meaningful portion of compensation in the form of equity-based awards to support the goal of having executives think and behave like owners and to consider the impact of their actions on TSR. Of these awards, restricted stock units ("RSUs") fully vest over approximately 4.5 years, stock options fully vest over four years and performance share units ("PSUs") vest, if at all, at the end of a three-year period.

- ✓ ***Performance Assessed in Overlapping Periods with Multiple Metrics.*** Incentive compensation is earned over several different and overlapping periods, ensuring that performance during any one period is not maximized to the detriment of other periods. The incentive programs employ multiple performance metrics to assure focus is on the entire business.
- ✓ ***Award Caps.*** An award under the Company's annual cash incentive plan is capped at 225% of the target and performance share unit awards under the Company's Long-Term Incentive Plan ("LTIP") are capped at 200% of the target.
- ✓ ***Pay Competitively.*** The Company provides fair and competitive compensation to attract, engage and retain the executive talent that is critical to the long-term success of the Company. Avnet generally targets the median compensation for base salary, annual incentive and long-term incentive of executives in comparable positions at the companies in its peer group. In instances of exceptional performance, compensation received may exceed median levels of the market. Conversely, in instances where either Avnet and/or an individual executive did not achieve pre-established performance goals, actual compensation earned may be below median levels of the market.
- ✓ ***Stock Ownership Guidelines.*** The Company has meaningful stock ownership guidelines for its executive officers, and as of June 30, 2012, each of the NEOs satisfied his individual stock ownership requirement.
- ✓ ***Recoupment.*** The Company has adopted an incentive compensation recoupment policy.
- ✓ ***Minimal Perquisites.*** The Company provides a minimal level of perquisites.
- ✓ ***Annual Risk Assessment.*** The Compensation Committee has assessed the Company's compensation programs and concluded that the Company's policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.
- ✓ ***Independent Decisions.*** The Compensation Committee is made up entirely of independent directors and the Compensation Committee engaged an independent compensation consultant that did not provide any services to management.

The Company's compensation program does not include the following practices, as the Company believes such practices are not necessarily in the best interest of its shareholders:

- ✗ ***No Tax Gross-Ups.*** The Company does not provide a tax gross-up on perquisites, and with respect to the Executive Chairman and the CEO, on any payments made upon a change of control. The Company expects to eliminate all tax gross-ups as new employment agreements are executed.
- ✗ ***No Repricing of Awards.*** Repricing stock options is prohibited without shareholder approval. The Company does not have a history of repricing equity awards.
- ✗ ***No Above-Market Returns.*** The Company does not offer preferential or above-market returns on deferred compensation.
- ✗ ***No Underpriced Stock Options.*** The Company does not grant stock options with an exercise price below the fair market value of the Company's Common Stock on the date of the grant.

2011 Advisory Vote on Executive Compensation

At the Company's annual meeting in 2011, the Company submitted its executive compensation program to an advisory vote of its shareholders (also known as the "say on pay vote"). This advisory vote received the support from over 80% of the total votes cast on this particular proposal at the annual meeting. The Company pays careful attention to any feedback received from its shareholders about the Company's executive compensation program, including the say on pay vote. After the annual meeting, the Company conducted a shareholder outreach program with a number of its largest shareholders to seek their feedback on the Company's corporate governance and executive compensation practices. While the Compensation Committee and the Board, as applicable, had already approved the executive compensation program for 2012 by the time the Company held its say on pay vote in November 2011, the Compensation Committee carefully considered and continues to consider the results of the say on pay vote and the feedback received from its shareholders in its subsequent executive compensation decision making.

In addition, at the Company's annual meeting, a majority of its shareholders supported the Board's recommendation to hold an annual vote on the Company's executive compensation program. As a result of the support received for its recommendation, the Board of Directors determined to hold an annual vote on the matter.

Compensation Governance and Process

The Company's executive compensation program is designed to achieve the Company's short- and long-term business objectives and, to that end, to align executives' interests with those of the Company's shareholders. In considering the elements of the executive compensation program, the Compensation Committee focuses on pay-for-performance on both an annual and long-term basis and consideration of marketplace best practices. Guided by this philosophy, discussions with respect to executive compensation generally start in conjunction with the review of the Company's budget for the new fiscal year at the Board's strategic planning session held in June. After substantive consideration, the Board approves the annual budget. This budget then serves as the basis for establishing the target performance levels for the annual cash incentive plan.

Role of the Compensation Committee

The Compensation Committee, which is composed entirely of independent directors, has primary responsibility for the approval and implementation of the compensation programs for executive officers, determines the target compensation, including the amount and related performance goals, for all executive officers except the Executive Chairman and the CEO, and recommends the target compensation of the Executive Chairman and the CEO to the independent directors of the Board for their consideration and approval. In addition to determining or recommending the target compensation to be received, the Compensation Committee reviews, at least annually, the Company's incentive compensation arrangements for the executive officers to ensure that such arrangements do not encourage excessive risk-taking.

At the Compensation Committee's regularly scheduled meeting in August, the CEO, the Chief Human Resources Officer ("CHRO") and the Compensation Committee's independent compensation consultant present marketplace data developed by the independent consultant, summaries of each executive's performance and compensation recommendations for each executive officer. The CHRO and the Compensation Committee's independent consultant assist the Compensation Committee in its deliberations with respect to these recommendations. The Compensation Committee uses the comparative data as a reference for determining whether the compensation plans and levels targeted for each executive appear to be near the median amount paid by peer companies. The Compensation Committee typically compares the compensation paid to a NEO to similarly positioned officers at comparator companies. In assessing the compensation plans for the CEO and the other executive officers, the Compensation Committee considers total compensation opportunities, both short- and long-term, while at the same time focusing attention on the competitiveness of each component of compensation. Actual cash incentive payouts, actual value received from long-term incentive awards and actual overall compensation levels with respect to any given year for any particular officer may vary from the targeted levels based on Avnet's enterprise and business unit performance and relative performance to its industry.

Historically, following the end of each fiscal year, the Compensation Committee leads the Board in conducting an annual evaluation of CEO performance relative to the performance goals and objectives established for the Company and the CEO for the fiscal year just ended. The CEO completes a self-assessment that is provided to each Director, along with the form used by each Director to provide their written ratings and comments. The evaluation covers topics such as enterprise performance based on the Company scorecard, economic profit dollar growth, profitable growth initiatives, capital allocation strategies, TSR optimization and succession planning. The Compensation Committee reviews these written responses and reports its recommendation to the full Board. The results of the evaluations are discussed with the CEO and are then considered by the Compensation Committee in establishing the goals and compensation plan for the CEO for the new fiscal year. With respect to fiscal 2012, both Messrs. Vallee and Hamada completed the CEO self-assessment and discussed their respective evaluations with the Board.

Role of Management

At the beginning of each fiscal year, the CEO evaluates the performance of the Company's executive officers, other than the Executive Chairman, against the strategic and financial operating plan for the prior fiscal year. The CEO's evaluation of individual performance also focuses on each executive officer's performance relative to each person's performance goals. As the Executive Chairman position did not exist as a separate position at the end of fiscal 2011, such position was not included in this evaluation process at the beginning of fiscal 2012.

The Company does not have a pre-defined framework that determines which objectives may be more or less important, and the emphasis placed on specific objectives may vary among the executive officers depending on the specific roles and responsibilities of each executive officer, as well as the particular challenges, both in terms of business and professional development, faced by the executive. Individual objectives typically include financial objectives, such as sales, net and gross profit, operating income and economic profit, as well as objectives relating to other major business initiatives, such as implementation of new enterprise resource planning software or integrating a significant acquisition.

As part of the performance management process, each executive officer is also evaluated on ten performance dimensions, which reference the manner in which the individual accomplishes his or her goals, including commitment to Avnet's "core values" of integrity, customer service, accountability, teamwork and innovation. These core values form the foundation of Avnet's performance and values-based culture of excellence and underpin Avnet's overall strategies focused on profitable growth, operational excellence and people development. While this "qualitative" evaluation does not carry a specific weight, it does factor into the overall assessment of the executive's performance when setting target compensation levels.

During fiscal 2012, the CEO, in consultation with the CHRO, developed base salary and short- and long-term target award recommendations for the other executive officers. Individual factors that were considered include the following:

- the value of the job in the marketplace as compared with similar jobs within Avnet's peer group;
- the relative importance of the job within the executive ranks of the Company as determined by scope of responsibility and performance expectations;
- the number of years and breadth of experience the executive officer has within the particular job;
- the individual performance of the executive relative to the specific financial targets or business objectives set forth for the job; and
- the executive officer's expected contribution to the future performance of the Company.

Once an executive officer's role and responsibilities are defined, "value of the job in the marketplace" and "relative importance of the position within the executive ranks" are the most determinative factors in setting compensation targets for that executive officer, adjusted to take into consideration the executive officer's experience and past and expected future performance. With respect to Messrs. Vallee and Hamada, their respective fiscal 2012 salaries and annual cash incentive targets were determined as part of the transition process that was publicly announced in February 2011.

Role of Independent Compensation Consultant

The Compensation Committee has engaged Steven Hall & Partners ("SH&P") as the Compensation Committee's independent compensation consultant since 2008. During fiscal 2012, representatives of SH&P attended, either in person or by telephonic conference call, each of the four meetings of the Compensation Committee, and met with the Committee chair before every meeting.

The compensation consultant provides the Compensation Committee with expertise relating to compensation philosophy, compensation levels, market trends and peer group analysis. In addition, the compensation consultant advises the Compensation Committee on best-practice ideas for governance of executive compensation as well as areas of potential risk and concern in the Company's executive compensation program, and undertakes special projects at the request of the Committee chair.

The Compensation Committee has sole authority with regard to hiring, firing and approving fees for its independent consultant.

Competitive Marketplace Assessment

As the independent advisor to the Compensation Committee on matters related to executive compensation, SH&P conducted a comprehensive review of the executive compensation program at the Company as compared to a 17-company comparator group. The group includes companies with a similar industry focus and/or of similar size and complexity with whom Avnet competes for talent.

For fiscal 2012, the comparator group was selected based on five key metrics: (i) technology distributors, (ii) electronic manufacturing services ("EMS") and/or electronic components manufacturing ("ECM") companies, and (iii) S&P 500 information technology index members similar to the Company with respect to (a) revenues, (b) market capitalization or (c) operating income margins. For fiscal 2012, the comparator group consisted of:

Technology Distributors	EMS/ECM	Revenues
Arrow Electronics, Inc.	Celestica, Inc.	Intel Corporation
Anixter International, Inc.	Flextronics International Ltd.	Oracle Corp.
Ingram Micro, Inc.	Jabil Circuit, Inc.	Xerox Corp.
SYNNEX Corporation		
Tech Data Corporation		

Market Capitalization	Operating Income Margins
Advanced Micro Devices, Inc.	Broadcom Corporation
Harris Corporation	Dell, Inc.
VeriSign, Inc.	Tellabs, Inc.

The Compensation Committee continually monitors the make-up of the peer group used and evaluates the peer group against the Company's operations. A comparison of Avnet's fiscal 2011 revenue, operating margin and market capitalization as compared to the comparator group's most recent annual information is included below:

- Avnet's revenues were at the 81st percentile of the comparator group;
- Avnet's operating margin was at the 36th percentile of the comparator group; and
- Avnet's market capitalization was at the 47th percentile of the comparator group.

To benchmark Avnet compensation levels for the Executive Chairman, CEO, CFO and Group Presidents positions, data derived from the SEC filings of the comparator group have been supplemented with a variety of relevant, published surveys which provided data on compensation in the technology sector and general industry. For other positions for which SEC proxy data is not available, only survey data compiled by SH&P has been utilized. Published survey data is collected and provided to the Compensation Committee throughout the fiscal year by SH&P. All of the data sources have been weighted based on relevance, reliability and an assessment of the appropriateness of the match of responsibilities.

Following the completion of the benchmarking review by SH&P, the Compensation Committee and management review the data in light of trends, past compensation levels and the percentage changes as part of the executive compensation decision-making process. As part of this process, each executive's proposed individual target compensation is evaluated against the marketplace data, including a review of the individual compensation elements such as base pay, variable cash incentive and long-term incentives. This allows for the determination of any gaps in compensation that may need to be addressed. While the target is the median marketplace compensation level for each pay element, an individual executive's target compensation may be above or below the median, based on other factors, such as the length of time in the position and the long-term performance of the individual executive. For fiscal 2012, the compensation of Messrs. Vallee and Hamada was targeted at the 25th percentile of the CEO comparator group. The fiscal 2012 salary and annual cash incentive target for Messrs. Vallee and Hamada was determined as part of the transition process that was publicly announced in February 2011. While benchmarking data is one consideration in this process, it is not the sole determinative factor. For further information on this process, please see "Role of Committee" and "Role of Management" above.

Elements of Executive Compensation

The primary components of the Company's compensation program and the objectives of each component are set forth in the table below.

		Key Objective				
Component	**Philosophy**	**Align with Market Trends**	**Attract and Retain**	**Reward Short-Term Performance**	**Reward Long-Term Performance**	**Align with Shareholders' Interest**
Base salary	Fixed element reflecting the executive's long-term performance and skill set	X	X			
Annual cash incentive	Annual cash incentive compensation is based on the performance of the Company and business unit (where appropriate) for which the executive has direct responsibility	X	X	X		X
Long-term incentives	LTIP awards are based generally on each executive's individual contribution in a particular fiscal period and the executive's potential to contribute to the long-term success of the Company	X	X		X	X

In addition, each NEO is also eligible to receive certain other benefits as described in the "Additional Compensation Elements" section of this CD&A.

In support of what the Compensation Committee feels is a strong pay-for-performance orientation, an executive's potential compensation is heavily weighted toward incentive (variable) compensation and shareholder value creation, most of which is paid out based on the long-term performance of the

Company, including its share price. The pay mix at target for the CEO and the other NEOs for fiscal 2012 is displayed below.

CEO Target 2012 Compensation Mix


19%
19%
62%
■ Base Salary
Annual Cash Incentive
Long-Term Incentive Plan

Other NEO (Average) Target 2012 Compensation Mix


23%
21%
56%
■ Base Salary
Annual Cash Incentive
Long-Term Incentive Plan

Base Salary

Executive salaries are reviewed on an annual basis, as well as at the time of a promotion or other material change in responsibilities. Annual reviews are generally conducted in the first quarter of each fiscal year. Base salaries of the executive officers are individually determined by the Compensation Committee based on the factors described above in the "Overview of Avnet's Compensation Practices" section of this CD&A. For fiscal 2012, the Compensation Committee approved the following salary adjustments:

NEO	2011 Base Salary	2012 Base Salary	% Change
Mr. Vallee	$1,100,000	$850,000	(22.7)%
Mr. Hamada	$ 700,000	$850,000	21.4%
Mr. Sadowski	$ 538,000	$538,000	0.0%
Mr. Feldberg	$ 550,000	$575,000	4.5%
Mr. Gallagher	$ 500,000	$515,000	3.0%

The salary for each of Messrs. Vallee and Hamada was agreed to in connection with the leadership transition announced in February 2011 and takes into account their revised roles with the Company.

Annual Cash Incentives

In addition to base salary, executive officers are eligible to receive annual incentive cash compensation based on the performance of the Company and, where appropriate, the business unit for which the executive has direct responsibility. Awards are made pursuant to the Executive Incentive Plan (the "Incentive Plan").

For fiscal 2012, the Compensation Committee approved the following adjustments to the NEOs target annual cash incentive:

NEO	2011 Target Cash Incentive	2012 Target Cash Incentive	% Change
Mr. Vallee	$1,320,000	$850,000	(36)%
Mr. Hamada	$ 700,000	$850,000	21%
Mr. Sadowski	$ 362,000	$412,000	14%
Mr. Feldberg	$ 500,000	$575,000	15%
Mr. Gallagher	$ 450,000	$470,000	4%

The target cash incentive compensation for fiscal 2012 for the NEOs as a percentage of the NEO's base salary is set forth in the following table:

NEO	Target Cash Incentive Compensation	Percentage of 2012 Base Salary
Mr. Vallee	$850,000	100%
Mr. Hamada	$850,000	100%
Mr. Sadowski	$412,000	77%
Mr. Feldberg	$575,000	100%
Mr. Gallagher	$470,000	91%

Performance Goals. As discussed above, the process for setting the annual cash incentive compensation begins in conjunction with the review of the Company's budget for the new fiscal year at the Board's strategic planning session held in June. When determining the budget, the Board seeks to ensure that it is fair, challenging and forward-looking, without encouraging excessive risk taking. Additionally, when determining the fiscal 2012 budget, the Board considered the Company's significantly improved results in fiscal 2011, the projected growth and the operating environment as projected by industry analysts. At the meeting in August, the Compensation Committee or the Board, as appropriate, finalizes the annual cash incentive performance goals, the target cash incentive compensation and payout ranges under the Incentive Plan.

The performance goals for all NEOs are, at least in part, based on Company-wide performance. Performance goals for operating group presidents (Messrs. Feldberg and Gallagher) are weighted more heavily on the performance of the applicable operating group (75% of target award) but contain a component based on the performance of the entire Company as well (25% of target award). Performance goals for the other NEOs are entirely based on Company-wide performance.

Company-Wide Performance Goals. Company-wide performance goals are based on the percentage achievement of Avnet's 2012 net income after tax, excluding certain items ("NIAT"), as modified by the ratio of actual return on capital employed, excluding certain items ("ROCE"), to target ROCE. NIAT and ROCE were selected as the performance metrics because the Compensation Committee believes that those metrics are aligned with the creation of long-term shareholder value. The NIAT target for fiscal 2012 represented a 10% increase from the NIAT actually achieved in fiscal 2011.

Operating Group Performance Goals. Operating group performance goals are based upon the achievement of the applicable operating group's net income before tax, excluding certain items ("NIBT"), as modified by the ratio of the actual ROCE to target ROCE of the respective operating group. The NIBT target for fiscal 2012 for the Electronics Marketing operating group represented a 7% increase over the NIBT actually achieved by this group in fiscal 2011. The NIBT target for fiscal 2012 for the Technology Solutions operating group represented a 22% increase over the NIBT actually achieved by this group in fiscal 2011.

Target Payout. The table below outlines the payout range that applies to each performance level.

Performance Level	Payout Range (as percentage of target incentive opportunity)
Below threshold	0%
At threshold but less than 95% of performance goal	25% - 90%
Between 95% and 105% of performance goal	95% - 105%
Between 106% of performance goal and maximum	110% - 225%

The factor on the NIAT and/or NIBT portion of the incentive is linear for actual results between 95% and 105% of the performance goal. If actual NIAT were less than 95% or greater than 105% of the performance goal, the factor would be equal to the percentage of actual results to the performance goal squared. For example, if actual NIAT were 110% of the performance goal, a factor of 121% (110% times 110%) would be applied to the target incentive compensation and if actual NIAT were 90% of the performance goal, a factor of 81% (90% times 90%) would be applied to the target incentive compensation. Maximum cash incentive compensation is limited to 225% of the target cash incentive compensation. No cash incentive compensation will be earned if actual performance is less than 50% of the performance goal.

Actual Payout. Based upon actual performance of the Company and the operating group, where applicable, the NEOs were paid the following cash incentive amounts:

NEO	Target Cash Incentive	Cash Incentive Paid for Fiscal 2012	Percentage of Target Achieved
Mr. Vallee	$850,000	$470,320	55%
Mr. Hamada	$850,000	$470,320	55%
Mr. Sadowski	$412,000	$227,967	55%
Mr. Feldberg(1)	$575,000	$319,729	56%
Mr. Gallagher(2)	$470,000	$313,557	67%

(1) Mr. Feldberg earned 56% of his target cash incentive for the portion of his incentive tied to the results of Avnet Electronics Marketing, which represented 75% of his total target cash incentive, and earned 55% of his target cash incentive for the portion tied to Avnet's consolidated results, which represented 25% of his total target cash incentive. Therefore, he earned 56% of his total target cash incentive as reflected in the total above (56% times 75% plus 55% times 25%).

(2) Mr. Gallagher earned 71% of his target cash incentive for the portion of his incentive tied to the results of Avnet Technology Solutions, which represented 75% of his total target cash incentive, and earned 55% of his target cash incentive for the portion tied to Avnet's consolidated results, which represented 25% of his total target cash incentive. Therefore, he earned 67% of his total target cash incentive as reflected in the total above (71% times 75% plus 55% times 25%).

The percentages of target cash incentive earned were calculated as follows:

	Avnet	EM	TS
Target incentive tied to income metric ($ in millions)			
NIAT/NIBT goal	$735.187	$844.015	$320.140
NIAT/NIBT actual	$607.903	$709.592	$290.115
% of goal achieved	82.69%	84.07%	90.62%
% of goal squared	68.37%	70.68%	82.12%
Incentive tied to return on capital metric			
ROCE goal	15.94%	17.45%	12.94%
ROCE actual	12.90%	13.75%	11.11%
% of goal achieved	80.93%	78.80%	85.86%
Total incentive earned	55.33%	55.70%	70.51%

The actual annual cash incentive earned for fiscal 2012 was substantially below the target payout due to the fact that actual NIAT, NIBT and ROCE performance was below the budgeted amounts. As a result of such performance, the annual cash incentive compensation awarded to each of the NEOs significantly decreased from fiscal 2011 to fiscal 2012. For additional information regarding the fiscal 2012 performance of the Company and its operating groups, please refer to the Company's Annual Report on Form 10-K for the year ended June 30, 2012.

Long-Term Incentives

The Board believes that long-term incentive compensation in the form of equity awards for all executive officers is a valuable compensation component. Equity awards under the LTIP provide a strong incentive to increase shareholder value over time and improve TSR, as well as aids in retention. When granting long-term incentive compensation awards, the Compensation Committee reviews the relevant comparator group and survey compensation data and generally targets the median marketplace compensation level for long-term incentives. Comparator group data is not the sole determinative factor and awards under the LTIP may be above or below the median, based on a variety of factors. As noted above, the fiscal 2012 long-term compensation of Messrs. Vallee and Hamada was targeted at the 25th percentile of the CEO comparator group.

The Compensation Committee generally awards a mix of RSUs, stock options and PSUs. The following is an overview of the long-term incentive program components.

Equity	Target % of LTIP	Purpose	Award Terms
Restricted Stock Units	25%	• Align with shareholders' interest • Aid in retention • Value is tied to the performance of the Company's stock	• Paid out in shares of Common Stock • Vest in equal installments over approximately 4.5 years
Stock Options	25%	• Align with shareholders' interest • Aid in retention • Value is tied to stock price appreciation	• Vest in equal installments over four years • Exercise price equal to the closing price on the grant date • Expire 10 years from grant date
Performance Share Units	50%	• Further align with shareholders' interest by providing incentive to increase shareholder value and TSR • Aid in retention • Value is tied to relative performance of the Company and its shares against its peer group	• Paid out in shares of Common Stock • Cliff vest at end of three year performance period • 75% of PSUs vest, if at all, based on relative economic profit performance during performance period • 25% of PSUs vest, if at all, based on relative TSR performance at end of performance period

RSUs typically vest in five installments, with the first installment vesting in January following the grant and the balance vesting in four equal annual installments thereafter. Stock options typically vest in four equal annual installments on the anniversaries of the grant date. Vesting of each of the awards granted under the LTIP is generally contingent upon continued employment, except in the case of death, disability, retirement of the employee or a change of control, as more fully discussed in "Potential Payouts Upon Termination and Change in Control," below.

Performance Share Units. The PSUs awarded in fiscal 2012 vest based upon a three-year performance cycle covering the Company's fiscal years 2012, 2013 and 2014. The vesting of the PSUs is subject to Avnet achieving relative economic profit performance ("Relative EP") and relative total shareholder return performance ("Relative TSR") equal to at least the respective threshold levels set forth below. The Compensation Committee, or where applicable the Board, uses Relative EP as a performance goal because the Board believes that economic profit growth and the creation of shareholder value ultimately leads to growth in TSR and executives are able to directly influence this metric. The Relative TSR component of these awards began with the awards granted in fiscal 2012 in order to further align the executive's interest with shareholders.

For purposes of the PSU awards:

- "Relative EP" means Avnet's economic profit per dollar of average capital compared to the economic profit per dollar of average capital of the companies in the S&P Supercomposite Technology Distributors Index Sub-Industry Index, excluding Avnet (the "Index"), during the performance period.
- "Economic profit" for a business means operating income after tax (assuming an effective tax rate of 35%), less a capital charge of 10% on the amount of capital invested in the business. For purposes of the PSUs, "operating income" excludes certain items as determined by the Compensation Committee, such as restructuring charges, asset writedowns, impairments and financial impacts of accounting, tax, and regulatory changes, etc.
- "Relative TSR" means the percentile rank (from 0%ile for the lowest to 100%ile for the highest) of Avnet's "Total Shareholder Return" compared to the individual total shareholder return of each company in the Index.
- "Total Shareholder Return" means the percent calculated using the following formula:

$$\frac{\text{Average stock price at the end of period} - \text{average stock price at the start of period} + \text{dividends}}{\text{Average stock price at the start of period}}$$

When calculating the average stock price at the beginning and end of the relevant period, the Company uses the 30-trading day average immediately before and including the start day and the 30-trading day average immediately before and including the end day of the applicable period.

As noted above, 75% of the PSUs vest depending upon Relative EP and 25% of the PSUs vest depending upon Relative TSR. Based upon the Company's actual Relative EP and Relative TSR during the three-year performance period, the recipient is eligible to receive a percentage of the target number of shares ranging from 0% to 200% of participant's targeted number of shares as set forth below:

Relative EP payout					
Relative EP relative to the Index	-10%	-5%	0%	+5%	+10%
Percent of Target	0%	50%	100%	150%	200%
Relative TSR payout					
Percentile Rank	0%	25%	50%	75%	100%
Percent of Target	0%	50%	100%	150%	200%

If Avnet's actual Relative EP or Relative TSR is between two achievement levels set forth in the table above, the percentage vesting shall be determined by linear interpolation.

Fiscal 2012 Awards. The 2012 LTIP awards to the NEOs are listed in the following table.

NEO	RSUs	Stock Options	PSUs	Target Value of LTIP Awards
Mr. Vallee	21,405	59,828	42,815	$2,799,982
Mr. Hamada	21,405	59,828	42,815	$2,799,982
Mr. Sadowski	10,170	28,420	20,335	$1,330,028
Mr. Feldberg	9,555	26,708	19,115	$1,249,993
Mr. Gallagher	7,570	21,152	15,140	$ 990,095

Additional Compensation Elements

Retirement Benefits

Avnet provides a retirement benefit to each NEO under a tax-qualified retirement plan and a retirement benefit under non-qualified retirement plans. The Avnet pension plan (the "Pension Plan") is a type of tax-qualified defined benefit plan commonly referred to as a cash balance plan. The nonqualified retirement plans consist of the Avnet restoration pension plan (the "Restoration Plan") and the supplemental executive officer's retirement plan (the "SERP"). The plans are more fully described in the "Pension Benefits" discussion below. The SERP was closed to new participants effective December 31, 2011, and the Restoration Plan was adopted effective January 1, 2012. Pursuant to the terms of the Restoration and the SERP, any benefit payable under the Restoration Plan reduces the benefit payable under the SERP. As each NEO has a vested benefit under the SERP, no NEO receives any additional benefit under the Restoration Plan. These plans are important retention tools in the Avnet compensation program because the receipt of benefits under these plans is contingent upon the satisfaction of certain age and service requirements. Additionally, as the benefits provided under the nonqualified retirement plans are based in part on a participant's yearly cash compensation, including a participant's annual cash incentive compensation, the plans include a performance based element. The Company balances the effectiveness of these plans as a compensation and retention tool with the cost of these plans.

Deferred Compensation

The Company maintains a Deferred Compensation Plan for highly compensated employees including all of the NEOs. The program permits these employees to set aside a portion of their income for retirement on a pre-tax basis, in addition to the amounts allowed under the Company's 401(k) Plan, at a minimal administrative cost to the Company. Under this unfunded program, amounts deferred by a participant are credited with earnings based upon the returns actually obtained through the "deemed investment" selected by the executive, as described in more detail following the Nonqualified Deferred Compensation Table. The Company does not offer preferential or above market returns on the compensation deferred.

Perquisites

The Company provides NEOs with a limited number of perquisites that the Company and the Compensation Committee believe are reasonable and consistent with Avnet's overall compensation program, and necessary to remain competitive. Costs associated with perquisites provided by the Company are included in the "All Other Compensation" column in the Summary Compensation Table.

Employment Agreements and Change in Control Agreements

Each NEO has entered into an employment agreement and a change in control agreement with the Company. The change in control agreements are intended to encourage retention in the face of the disruptive impact of an actual or attempted change in control of the Company. The agreements are also intended to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the Company without undue concern over whether the transactions may jeopardize the executives' own employment. More detailed descriptions of these programs are included under the heading "Potential Payouts Upon Termination and Change in Control."

Additional Information

Stock Ownership Guidelines

With a significant portion of each executive officer's total compensation delivered in the form of equity-based incentives, executive officers have a substantial interest and incentive to ensure profitable growth of the Company and to drive long-term shareholder value. To further reinforce this focus, the Compensation Committee has established stock ownership guidelines for all executive officers. The guidelines provide that the NEOs should hold shares of the Company's Common Stock or RSUs, with a market value equal to a multiple of each officer's base salary, as set forth below:

Executive Chairman and Chief Executive Officer	Shares with market value equal to 5 times base salary
Other Named Executive Officers	Shares with market value equal to 3 times base salary

Holding Period for Common Stock

Until the ownership level under the Company's stock ownership guidelines is met, executives must hold at least 50% of any net shares he or she receives upon the exercise of options or upon the delivery of any RSU or PSU awards.

Recoupment Policy

Pursuant to the Company's incentive compensation recoupment policy, in the event of a restatement of the Company's financial results due to the misconduct of any employee, the Independent Directors are authorized to take action to recoup all or part of any incentive compensation received by an executive officer. For purposes of this policy, incentive compensation includes any cash or stock-based award under the Company's Incentive Plan or LTIP, the amount of which is determined in whole or in part upon achievement of specific financial performance targets. The policy defines misconduct as the willful commission of an illegal act, fraud, intentional misconduct or gross recklessness in the performance of an employee's duties and responsibilities. In determining whether to take action to recoup any incentive compensation received by an executive officer, the Independent Directors will take into consideration whether the executive officer engaged in the misconduct or was in a position, including in a supervisory role, to have been able to have reasonably prevented the misconduct that caused the restatement.

Equity Grant Practices

Historically, the Compensation Committee makes its compensation recommendations and decisions at its regularly scheduled meeting in August, which is generally scheduled at least one year in advance. Pursuant to the Company's equity incentive plans, the exercise price of each stock option awarded to the executive officers is the closing price of Avnet's Common Stock on the date of grant. Options and other equity-based awards may be granted in connection with a new hire or a promotion, in which case awards may be granted at the Compensation Committee meeting at or about the time of hiring or promotion. Scheduling decisions are made without regard to anticipated earnings or the major announcements by the Company.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits to $1 million the amount of remuneration that Avnet may deduct in any calendar year for its CEO and three other highest-paid named executive officers, other than the CFO. The limitation applies only to compensation that is not considered "performance based" as defined in the Section 162(m) regulations.

In designing the Company's compensation programs, the Compensation Committee considers the effect of Section 162(m) of the Code, as well as other factors relevant to the Company's business needs. The Company has historically taken, and intends to continue to take, reasonable and appropriate actions with respect to achieving deductibility of annual incentive and long-term compensation. To maintain flexibility, the Compensation Committee does not have a policy requiring all compensation to be deductible.

D&O Insurance

As permitted by Section 726 of the Business Corporation Law of New York, Avnet has in force directors' and officers' liability insurance and corporate reimbursement insurance. The policy insures Avnet against losses from claims against its directors and officers when they are entitled to indemnification by Avnet, and insures Avnet's directors and officers against certain losses from claims against them in their official capacities. All duly elected directors and officers of Avnet and its subsidiaries are covered under this insurance. The primary insurer is Federal Insurance Company, a Chubb Group insurance company. Excess insurers include ACE American Insurance Company, Arch Insurance Company, Zurich American Insurance Company, National Union Fire Insurance Co. of Pittsburgh, PA, Allied World National Assurance Company, Federal Insurance Company, and Lloyd's of London. The coverage was renewed effective August 1, 2012, for a one-year term. The total premium paid for both primary and excess insurance was $1,167,363.

COMPENSATION OF AVNET EXECUTIVE OFFICERS

The following table sets forth information concerning the compensation during Avnet's last three fiscal years of its Chief Executive Officer, the Chief Financial Officer and the three executive officers at the end of the last fiscal year who had the highest individual total compensation during Avnet's fiscal year ended June 30, 2012:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Roy Vallee	2012	$ 850,000	$1,794,307	$ 578,537	$ 470,320	$1,477,806	$30,991	$ 5,201,961
Executive Chairman	2011	1,100,000	3,932,987	998,998	2,894,833	2,133,671	38,551	11,099,040
	2010	1,050,000	2,544,796	1,239,307	2,359,240	2,111,043	27,518	9,331,904
Richard Hamada	2012	850,000	1,794,307	578,537	470,320	899,504	36,620	4,629,288
Chief Executive Officer	2011	700,000	1,747,907	443,988	1,535,139	1,039,262	28,185	5,494,481
	2010	610,000	887,782	432,326	1,235,792	979,551	23,364	4,168,815
Raymond Sadowski	2012	538,000	852,310	274,821	227,967	541,135	20,872	2,455,105
Senior Vice President and	2011	538,000	943,829	239,765	793,886	675,172	14,692	3,205,344
Chief Financial Officer	2010	485,000	503,168	244,980	586,440	594,167	15,675	2,429,430
Harley Feldberg	2012	575,000	801,040	258,266	319,729	661,461	18,773	2,634,269
Senior Vice President and	2011	550,000	1,004,979	255,287	1,117,882	928,486	30,116	3,886,750
President, Avnet Electronics Marketing	2010	520,000	1,881,272	288,205	867,773	776,487	19,503	4,353,240
Philip Gallagher	2012	515,000	634,518	204,540	313,557	559,340	20,489	2,247,444
Senior Vice President and	2011	500,000	830,330	210,884	597,051	351,137	23,124	2,512,526
President, Avnet Technology Solutions	2010	420,000	473,468	230,571	729,420	499,229	22,275	2,374,963

(1) Amounts shown under the heading "Stock Awards" reflect the grant date fair value of awards of RSUs and PSUs, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value of RSUs awarded to each NEO in FY 2012 is as follows: Mr. Vallee — $598,056; Mr. Hamada — $598,056; Mr. Sadowski — $284,150; Mr. Feldberg — $266,967; and Mr. Gallagher — $211,506. With respect to PSUs, the grant date fair value was computed based upon the target outcome of the performance conditions as of the grant date, which was consistent with the estimates used by the Company to measure compensation cost determined as of the grant date. Assuming the target performance is achieved for PSUs awarded in FY 2012, the grant date fair value of the award to each NEO is as follows: Mr. Vallee — $1,196,251; Mr. Hamada — $1,196,251; Mr. Sadowski — $568,160; Mr. Feldberg — $534,073; and Mr. Gallagher — $423,012. Assuming the maximum payout of PSUs granted in FY 2012 is achieved, the grant date value of such awards would be $2,392,502, $2,392,502, $1,136,320, $1,068,146 and $846,023 for Messrs. Vallee, Hamada, Sadowski, Feldberg and Gallagher, respectively. Amounts shown under the heading "Option Awards" reflect the grant date fair values for stock option awards calculated using the Black-Scholes option pricing model. For information on the assumptions used to calculate the value of the awards, refer to Note 12 to the Company's Consolidated Financial Statements in its Annual Report on Form 10-K for the year ended June 30, 2012. The amounts included in these columns relate to awards made in the fiscal year and reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and do not correspond to the actual amount that will be realized by the NEOs.

(2) The amount includes the aggregate change in the actuarial present value of accumulated benefits under the Company's qualified and nonqualified retirement plans.

(3) The amount includes (a) Company-paid expenses associated with a leased automobile for each of the NEOs, (b) the cost of annual physical exams, and (c) in the case of Mr. Vallee, club membership dues reimbursed by Avnet. None of the perquisites and personal benefits exceeded $25,000 or was in excess of 10% of the total amount of these benefits for the NEO.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity plan-based awards to the NEOs in fiscal 2012 relating to: (1) annual cash incentive awards; (2) the PSUs; (3) the RSUs; and (4) the option grants. The actual payouts in fiscal 2012 under the Non-Equity Incentive Plan Awards are included in the Summary Compensation Table as are the grant date fair values associated with the awards under the Equity Incentive Plan, All Other Stock Awards and All Other Option Awards in the table below.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[2][3]						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Roy Vallee	8/11/2011	212,500	850,000	1,912,500	—	—	—	—	59,828	27.94	578,537
	8/11/2011	—	—	—	1	42,815	85,630	—	—	—	1,196,251
	8/11/2011	—	—	—	—	—	—	21,405	—	—	598,056
Richard Hamada	8/11/2011	212,500	850,000	1,912,500	—	—	—	—	59,828	27.94	578,537
	8/11/2011	—	—	—	1	42,815	85,630	—	—	—	1,196,251
	8/11/2011	—	—	—	—	—	—	21,405	—	—	598,056
Raymond Sadowski	8/11/2011	103,000	412,000	927,000	—	—	—	—	28,420	27.94	274,821
	8/11/2011	—	—	—	1	20,335	40,670	—	—	—	568,160
	8/11/2011	—	—	—	—	—	—	10,170	—	—	284,150
Harley Feldberg	8/11/2011	143,750	575,000	1,293,750	—	—	—	—	26,708	27.94	258,266
	8/11/2011	—	—	—	1	19,115	38,230	—	—	—	534,073
	8/11/2011	—	—	—	—	—	—	9,555	—	—	266,967
Philip Gallagher	8/11/2011	117,500	470,000	1,057,500	—	—	—	—	21,152	27.94	204,540
	8/11/2011	—	—	—	1	15,140	30,280	—	—	—	423,012
	8/11/2011	—	—	—	—	—	—	7,570	—	—	211,506

(1) As discussed in the CD&A, the possible payout at threshold level is pegged at 25% of target amount, at 100% of target amount if all of the pre-established financial goals are achieved, and up to a maximum of 225% of the target amount if the achievement of the pre-established financial goals reaches or exceeds the target maximum. Achievement below the threshold would yield a payout of $0.

(2) As discussed in the CD&A, based upon the Company's actual Relative EP and Relative TSR during the three-year performance period, the executive is eligible to receive a percentage of the target number of shares ranging from 0% to 200% of his or her targeted number of shares.

(3) The vesting schedules for the PSUs, RSUs and the stock option grants made in fiscal 2012 are as follows:

Type of Awards Made in Fiscal 2012	Vesting Schedule
Performance Share Units (PSUs)	will vest, if at all, at the end of fiscal 2014 (June 28, 2014)
Restricted Stock Units (RSUs)	20% each on the first business day in January of 2012 through 2016
Options	25% each on the first through fourth anniversary of grant date

For additional description of the terms and awards of RSUs, stock options and PSUs made in fiscal 2012, see the description of long-term incentives in the CD&A and Note 12 to the Company's Consolidated Financial Statements included in Avnet's Form 10-K for the fiscal year ended June 30, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of stock options and stock awards by the NEOs as of June 30, 2012. This table includes unexercised and unvested option grants, unvested RSUs, or PSUs with performance conditions that have not yet been satisfied. Each equity grant is shown separately for each NEO. The vesting schedule for each grant is shown following this table, based on the option grant date or stock award date. The market value of the stock awards is based on the closing market price of Avnet Common Stock as of June 30, 2012, which was $30.86. The PSUs are subject to specified performance objectives over the performance period. The market values as of June 30, 2012, shown in columns (h) and (j) below, assume 100% achievement of these performance objectives. For additional information about the option grants and stock awards, see the description of long-term incentives in the CD&A and Note 12 to the Company's Consolidated Financial Statements included in Avnet's Form 10-K for the fiscal year ended June 30, 2012.

	Option Awards					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (RSUs)(#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (PSUs)(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)		(b)	(c)	(e)	(f)		(g)	(h)	(i)	(j)
Roy Vallee	9/19/2003	325,000	—	18.13	9/18/2013		—	—	—	—
	9/23/2004	168,000	—	17.47	9/22/2014		—	—	—	—
	9/23/2005	86,712	—	24.78	9/22/2015		—	—	—	—
	8/10/2006	100,724	—	16.96	8/09/2016		—	—	—	—
	8/09/2007	75,796	—	34.34	8/08/2017		—	—	—	—
	8/07/2008	97,023	32,341	28.80	8/06/2018	8/07/2008	10,282	317,303	—	—
	8/13/2009	64,682	64,682	24.75	8/12/2019	8/13/2009	20,564	634,605	—	—
	8/12/2010	28,641	85,923	24.41	8/11/2020	11/5/2010	25,020	772,117	83,395	2,573,570
	8/11/2011	—	59,828	27.94	8/10/2021	8/11/2011	17,124	528,447	42,815	1,321,271
Richard Hamada	9/23/2005	16,215	—	24.78	9/22/2015		—	—	—	—
	8/10/2006	9,759	—	16.96	8/09/2016		—	—	—	—
	8/09/2007	30,932	—	34.34	8/08/2017		—	—	—	—
	8/07/2008	33,846	11,282	28.80	8/06/2018	8/07/2008	3,587	110,695	—	—
	8/13/2009	22,564	22,564	24.75	8/12/2019	8/13/2009	7,174	221,390	—	—
	8/12/2010	12,729	38,187	24.41	8/11/2020	11/5/2010	11,118	343,101	37,065	1,143,826
	8/11/2011	—	59,828	27.94	8/10/2021	8/11/2011	17,124	528,447	42,815	1,321,271
Raymond Sadowski	9/20/2002	50,000	—	12.95	9/19/2012		—	—	—	—
	9/19/2003	50,000	—	18.13	9/18/2013		—	—	—	—
	9/23/2004	25,860	—	17.47	9/22/2014		—	—	—	—
	9/23/2005	16,516	—	24.78	9/22/2015		—	—	—	—
	8/10/2006	21,688	—	16.96	8/09/2016		—	—	—	—
	8/09/2007	16,160	—	34.34	8/08/2017		—	—	—	—
	8/07/2008	19,179	6,393	28.80	8/06/2018	8/07/2008	2,033	62,738	—	—
	8/13/2009	12,786	12,786	24.75	8/12/2019	8/13/2009	4,066	125,477	—	—
	8/12/2010	6,874	20,622	24.41	8/11/2020	11/5/2010	6,003	185,253	20,015	617,663
	8/11/2011	—	28,420	27.94	8/10/2021	8/11/2011	8,136	251,077	20,335	627,538
Harley Feldberg	5/13/2004	50,000	—	21.92	5/12/2014		—	—	—	—
	9/23/2005	19,520	—	24.78	9/22/2015		—	—	—	—
	8/09/2007	19,852	—	34.34	8/08/2017	8/07/2008	2,391	73,786	—	—
	8/07/2008	22,563	7,521	28.80	8/06/2018	8/13/2009	4,782	147,573	—	—
	8/13/2009	15,042	15,042	24.75	8/12/2019	6/24/2010	50,000	1,543,000	—	—
	8/12/2010	7,319	21,957	24.41	8/11/2020	11/5/2010	6,393	197,288	21,310	657,627
	8/11/2011	—	26,708	27.94	8/10/2021	8/11/2011	7,644	235,894	19,115	589,889
Philip Gallagher	8/09/2007	10,156	—	34.34	8/08/2017		—	—	—	—
	8/07/2008	10,719	3,573	28.80	8/06/2018		—	—	—	—
	3/02/2009	3,750	1,875	16.15	3/01/2019	8/07/2008	1,136	35,057	—	—
	8/13/2009	12,034	12,034	24.75	8/12/2019	8/13/2009	3,826	118,070	—	—
	8/12/2010	6,046	18,138	24.41	8/11/2020	11/5/2010	5,283	163,033	17,605	543,290
	8/11/2011	—	21,152	27.94	8/10/2021	8/11/2011	6,056	186,888	15,140	467,220

Vesting schedules:

Stock Options — All stock options vest in 25% annual increments commencing on the first anniversary of the grant date.

Restricted Stock Unit Awards (RSUs) — All RSUs, except for the award dated June 24, 2010 to Mr. Feldberg, vest in 20% annual increments commencing in the January following the Grant Date. The award dated June 24, 2010 to Mr. Feldberg will vest 100% on June 24, 2013.

Performance Share Units (PSUs) — All PSUs vest, if at all, depending on whether performance objectives are met, on the last day of the fiscal year coincident with the end of the three-year performance period.

Option Exercises and Stock Vested

The following table provides information as to each of the NEOs: (1) stock option exercises during fiscal 2012, including the number of shares acquired upon exercise and the value realized, and (2) the number of shares acquired upon the vesting of stock awards in the form of RSUs and PSUs, and the value realized, each before payment of any applicable withholding tax.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Roy Vallee	325,000	7,458,500	116,648	3,727,003
Richard Hamada	—	—	44,667	1,425,081
Raymond Sadowski	25,000	181,500	24,705	788,492
Harley Feldberg	—	—	28,426	907,558
Philip Gallagher	—	—	21,511	687,395

The value realized on vesting of stock awards includes RSUs that vested on January 3, 2012, and the vesting of PSUs on June 30, 2012, which covered the 2010-2012 performance period. The value realized with respect to the RSUs is as follows: Mr. Vallee — 39,739 shares and $1,248,995; Mr. Hamada — 17,836 shares and $560,586; Mr. Sadowski — 9,498 shares and $298,522; Mr. Feldberg — 10,541 shares and $331,303; and Mr. Gallagher — 7,202 shares and $226,359. The value realized with respect to the PSUs is as follows: Mr. Vallee — 76,909 shares and $2,478,008; Mr. Hamada — 26,831 shares and $864,495; Mr. Sadowski — 15,207 shares and $489,970; Mr. Feldberg — 17,885 shares and $576,255; and Mr. Gallagher — 14,309 shares and $461,036.

Pension Benefits

Further to the discussion of the retirement benefits discussed in the CD&A, Avnet provides a retirement benefit under a tax-qualified retirement plan and a retirement benefit under non-qualified retirement plans. The Pension Plan is a type of tax-qualified defined benefit plan commonly referred to as a cash balance plan. A participant's benefit under the Pension Plan is based on the value of the participant's cash balance account, which is used for record keeping purposes and does not represent any assets of the Pension Plan segregated on behalf of a participant. In general, the Pension Plan defines annual earnings as a participant's base salary, commissions, royalties, annual cash incentive compensation and amounts deferred pursuant to plans described in Sections 125 or 401(k) (i.e., the Avnet 401(k) Plan) of the Code. Currently, the maximum amount of earnings on which benefits can be accrued is $250,000, which is the 2012 annual maximum established by the IRS. The Pension Plan offers participants distributions in the form of various monthly annuity payments and, in most cases, a lump sum distribution option is also available to participants who have terminated employment with Avnet.

The nonqualified retirement plans consist of the Restoration Plan and the SERP. The Restoration Plan is an excess benefit plan that provides retirement income to eligible employees whose Pension Plan benefit is limited by Code limits on compensation. The Restoration Plan uses the same eligibility, vesting, formula and distribution criteria (except in cases where Code section 409A applies) found in the Pension Plan, but without considering the Code imposed limits on the Pension Plan. The excess benefit over the Code imposed limits in the Pension Plan is paid from the Restoration Plan.

The SERP provides for: (1) payment of a death benefit to the designated beneficiary of each participating officer who dies while he or she is an employee of the Company in an amount equal to twice the yearly earnings (including salary and cash incentive compensation) of such officer; (2) a supplemental retirement benefit payable at age 65 (if the officer has satisfied certain age and service requirements) payable monthly for two years and in a lump sum thereafter to such officer or his or her beneficiary with the total benefit equaling the present value of ten years worth of payments in an amount not to exceed 36% of the officer's eligible compensation, which is defined as the average of the highest two of the last five year's cash compensation prior to termination; or (3) a supplemental early retirement benefit equal to the benefit described in (2) above, except that such amount is reduced for each month prior to age 65 that the participant begins to receive the benefit.

As discussed in the CD&A, the SERP was closed to new participants effective December 31, 2011, and the Restoration Plan was adopted effective January 1, 2012. Pursuant to the terms of the plans, any benefit payable under the Restoration Plan reduces the benefit payable under the SERP. As each NEO has a vested benefit under the SERP, no NEO receives any additional benefit under the Restoration Plan and the NEO's maximum retirement benefit under the nonqualified benefit plans is the benefit provided by the SERP.

The table below shows the actuarial present value of accumulated benefits payable to each of the NEOs as of the end of the fiscal year and the number of years of service credited to each such NEO, under the Pension Plan and the nonqualified retirement plans determined using interest rate assumptions consistent with those used in the Company's financial statements. No payments were made during fiscal 2012 under the Avnet Pension Plan or the nonqualified retirement plans to any NEO.

Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)
Roy Vallee	Avnet Pension Plan	34.0	420,873
	Nonqualified Retirement Plans	35.4	9,006,464
Richard Hamada	Avnet Pension Plan	27.5	235,487
	Nonqualified Retirement Plans	28.6	4,009,464
Raymond Sadowski	Avnet Pension Plan	32.5	323,584
	Nonqualified Retirement Plans	33.9	2,734,573
Harley Feldberg	Avnet Pension Plan	29.0	335,416
	Nonqualified Retirement Plans	30.7	3,559,160
Philip Gallagher	Avnet Pension Plan	28.5	198,332
	Nonqualified Retirement Plans	29.6	1,966,930

Nonqualified Deferred Compensation

Avnet offers the Avnet Deferred Compensation Plan ("DCP") for highly compensated employees defined as those earning $150,000 or more in target income, including all of the NEOs. The DCP allows these employees to set aside a portion of their income for retirement on a pre-tax basis, in addition to the amounts allowed under the Avnet 401(k) Plan. A DCP participant may defer up to 50% of his or her salary and up to 100% of his or her incentive and bonus compensation earned during the plan year (regardless of when paid). Participants may choose from a selection of mutual funds and other investment vehicles in which the deferred amount is then deemed to be invested. Earnings on the amounts deferred are determined by the returns actually obtained through the "deemed investment" options and added to the account. As such, there are no "above-market" earnings. The deferred compensation and the amount earned are held under the Avnet Deferred Compensation Rabbi Trust, but are subject to the claims of general creditors of the Company. Also, the obligation to distribute the amounts according to the participants' designation is a general obligation of the Company. Of the NEOs, Messrs. Vallee, Feldberg and Gallagher were participants in the DCP and only Mr. Feldberg and Mr. Gallagher deferred a portion of their cash compensation in fiscal 2012.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings/ (Loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Roy Vallee	—	—	30,286	—	622,459
Richard Hamada	—	—	—	—	—
Raymond Sadowski	—	—	—	—	—
Harley Feldberg	338,386	—	(1,119)	—	2,049,296
Philip Gallagher	51,442	—	(11,968)	—	473,206

Potential Payouts Upon Termination

Employment Agreements and Change of Control Agreements

Executive Chairman and CEO Employment Agreements

Both Mr. Vallee and Mr. Hamada entered into amended and restated employment agreements effective as of July 4, 2011. These agreements replace the prior employment agreements between the Company and Mr. Vallee and Mr. Hamada, both dated December 19, 2008. Under the amended and restated agreements, for fiscal 2012, the annual salary for both Mr. Vallee and Mr. Hamada shall be no less than $850,000 and the annual cash incentive shall be no less than 100% of their base salary. The Compensation Committee is to review, at least annually, both total compensation arrangements including base salary, cash incentive and equity compensation, and make recommendations with respect to any adjustment thereof to the Board of Directors. The initial terms of the agreements are for one year and for two years, for Mr. Vallee and Mr. Hamada, respectively, and the term of each agreement is thereafter automatically renewed for additional one year terms, until each agreement is terminated in accordance with their respective provisions. Under these employment agreements, both executives are eligible to receive cash incentive compensation based on the Company's performance measured against performance goals set by the Board. Both Mr. Vallee and Mr. Hamada are eligible for awards under the Company's equity incentive plans and benefits under the Company's other benefit plans in which senior executives of the Company participate. The agreements contain restrictive covenants relating to non-competition, confidential information and non-solicitation of employees and customers.

Under the terms of their amended and restated employment agreements, if either Mr. Vallee or Mr. Hamada should become disabled, the Company shall pay an annual disability benefit of $300,000 until the earlier of the executive's 65th birthday, the disability ceases or death. Under Mr. Vallee's agreement, if he retires or terminates his employment by giving 90-day prior notice, the Company will pay to Mr. Vallee his base salary through his termination date and he will be eligible to receive any annual incentive compensation payment or the pro-rata portion earned through such termination date. For fiscal 2013, Mr. Vallee will not participate in the Company's annual incentive plan. Under Mr. Hamada's agreement, if he retires or terminates his employment by giving one-year prior notice, the Company will pay to Mr. Hamada his base salary through his termination date and he will be eligible to receive any annual incentive compensation payment or the pro-rata portion earned through such termination date.

As noted elsewhere in this Proxy Statement, Mr. Vallee is retiring as an employee of the Company effective November 2, 2012.

Executive Chairman and CEO Change of Control Agreements

In addition to the amended and restated employment agreements referenced above, Mr. Vallee and Mr. Hamada each entered into an amended and restated change of control agreement with the Company on February 11, 2011. These amended and restated agreements replace the 2008 Amended and Restated Change of Control Agreement previously entered into by each of them. In the event of actual or constructive termination within 24 months of a change of control, the Company must pay to Mr. Vallee and Mr. Hamada all accrued base salary and pro-rata incentive payments, plus 2.99 times the sum of (i) the executive's then current annual base salary, and (ii) the executive's target incentive compensation for the year in which such termination occurred. Further, unvested stock options shall accelerate and vest in accordance with the early vesting provisions under the applicable stock compensation plans, and all equity incentive awards granted, but not yet delivered, will be accelerated and delivered. The amount payable under these agreements are substantially the same as under the change of control agreements that were restated in 2008 (which agreement currently applies to the other executive officers), except that the incentive component of the payment (in clause (ii), above) has been changed from 2.99 times the average of executive's incentive payments for the highest two of the previous five fiscal years to 2.99 times the executive's target for the then-current fiscal year and tax gross-ups for excise taxes related to payments made upon a change of control were eliminated.

Pursuant to these agreements, a constructive termination includes a material diminution in the executive's responsibilities, a material change in the geographic location at which the executive is primarily required to perform services for the Company, a material reduction in the executive's base compensation or any other action or inaction that constitutes a material breach by the Company under its employment agreement with the executive. A change of control is defined as including the acquisition of voting or dispositive power with respect to 50% or more of the outstanding shares of Avnet Common Stock, a change in the individuals serving on the Board of Directors so that those serving on the effective date of Mr. Vallee's and Mr. Hamada's employment agreements (July 4, 2011) and those persons appointed by such individuals to the Board no longer constitute a majority of the Board, or the approval by shareholders of a liquidation, dissolution or sale of substantially all of the assets of the Company.

Executive Employment Agreements

Certain other employees, including each of the other NEOs, entered into employment agreements with Avnet. These employment agreements are terminable by either the NEO or the Company upon one-year prior written notice to the other. The amount of compensation to be paid to the NEO is not fixed and is to be agreed upon by the NEO and the Company from time to time. In the event the NEO's employment is terminated with one year's notice and the NEO and the Company shall have failed to agree upon the compensation to be paid during all or any portion of the one year notice period prior to termination, the compensation during the notice period shall be determined as follows: the base salary shall remain unchanged and, to the extent all or a portion of the notice period is not covered under an agreed-upon pay plan ("disputed period"), the NEO shall not be eligible to participate in any cash incentive pay plan and shall receive a one-time cash bonus (to be paid upon the expiration of the notice period) in an amount equal to the most recently agreed-upon cash incentive target multiplied by a fraction whereby the numerator is the number of days covered in the disputed period and the denominator is 365 days.

Executive Change of Control Agreements

Each of the other NEOs also entered into the 2008 Amended and Restated Change of Control Agreement with Avnet, each of which is similar in all material respects to the amended and restated change of control agreement entered into between Avnet and Mr. Vallee and Mr. Hamada, except as noted above.

Potential Payouts upon Termination Table

The following table sets forth the estimated payments and value of benefits that each of the NEOs would be entitled to receive under their employment and change of control agreements, as applicable, in the event of the termination of their employment under various scenarios. The table assumes that the termination occurred on June 30, 2012, which is the Company's fiscal year end.

As used in this section:

- **"Death"** refers to the death of executive;
- **"Disability"** refers to the executive becoming permanently and totally disabled during the term of his employment as certified by competent medical personnel;
- **"Company Termination Without Cause"** means that the executive is fired without cause (as defined in the employment agreement);
- **"Change of Control Termination"** means the occurrence of both a change of control and the constructive termination of the executive within 24 months of the change; and
- **"Retirement" for the purpose of determining benefit under the stock plans,** means all of the following: (a) age 55, (b) five years of service, (c) age plus years of service is equal to at least 65, and (d) the executive must have signed a non-compete agreement.

	Death $	Disability $	Company Termination w/o Cause $	Change of Control $	Retirement $
Roy Vallee:					
Severance	—	—	—	2,541,500	—
Settlement of previously vested stock options	9,093,851	9,093,851	9,093,851	9,093,851	9,093,851
Settlement of unvested stock options	—	1,190,730	1,190,730	1,190,730	1,190,730
Settlement of RSUs	2,252,472	2,252,472	2,252,472	2,252,472	2,252,472
Settlement of PSUs	2,884,794	5,481,354	5,481,354	5,481,354	5,481,354
Accrued vacation pay out	60,121	60,121	60,121	60,121	60,121
Welfare benefits	—	1,389,567	—	65,566	—
Life insurance benefit	500,000	—	—	—	—
Avnet pension	210,437	420,873	420,873	420,873	420,873
Non-qualified retirement plans	2,640,640	8,793,865	8,793,865	8,793,865	8,793,865
Excise taxes and gross up	—	—	—	—	—
Richard Hamada					
Severance	—	—	—	5,681,000	—
Settlement of previously vested stock options	523,928	523,928	523,928	523,928	523,928
Settlement of unvested stock options	—	—	—	582,111	—
Settlement of RSUs	1,203,633	—	—	1,203,633	—
Settlement of PSUs	1,375,173	1,375,173	—	3,018,571	—

	Death $	Disability $	Company Termination w/o Cause $	Change of Control $	Retirement $
Accrued vacation pay out	53,583	53,583	53,583	53,583	53,583
Welfare benefits	—	2,588,682	—	79,888	—
Life insurance benefit	500,000	—	—	—	—
Avnet pension	117,744	235,487	235,487	235,487	235,487
Non-qualified retirement plans	2,640,640	3,228,633	3,228,633	3,228,633	3,228,633
Excise taxes and gross up	—	—	—	—	—
Raymond Sadowski					
Severance	—	—	—	3,672,207	—
Settlement of previously vested stock options	2,442,113	2,442,113	2,442,113	2,442,113	2,442,113
Settlement of unvested stock options	—	307,290	307,290	307,290	307,290
Settlement of RSU	624,545	624,545	624,545	624,545	624,545
Settlement of PSUs	728,759	1,558,893	1,558,893	1,558,893	1,558,893
Accrued vacation pay out	41,385	41,385	41,385	41,385	41,385
Welfare benefits	—	—	—	56,528	—
Life insurance benefit	500,000	—	—	—	—
Avnet pension	161,792	323,584	323,584	323,584	323,584
Non-qualified retirement plans	1,531,934	2,672,247	2,672,247	2,672,247	2,672,247
Excise taxes and gross up	—	—	—	—	—
Harley Feldberg					
Severance	—	—	—	4,687,804	—
Settlement of previously vested stock options	751,277	751,277	751,277	751,277	751,277
Settlement of unvested stock options	—	327,010	327,010	327,010	327,010
Settlement of RSUs	2,197,541	2,197,541	654,541	2,197,541	654,541
Settlement of PSUs	784,770	1,616,447	1,616,447	1,616,447	1,616,447
Accrued vacation pay out	44,231	44,231	44,231	44,231	44,231
Welfare benefits	—	—	—	54,190	—
Life insurance benefit	500,000	—	—	—	—
Avnet pension	167,708	335,416	335,416	335,416	335,416
Non-qualified retirement plans	1,789,458	3,397,569	3,397,569	3,397,569	3,397,569
Excise taxes and gross up	—	—	—	—	—
Philip Gallagher					
Severance	—	—	—	3,522,924	—
Settlement of previously vested stock options	189,769	189,769	189,769	189,769	189,769
Settlement of unvested stock options	—	—	—	287,223	—
Settlement of RSUs	503,048	—	—	503,048	—
Settlement of PSUs	512,122	512,122	—	1,185,795	—
Accrued vacation pay out	36,268	36,268	36,268	36,268	36,268
Welfare benefits	—	—	—	57,236	—
Life insurance benefit	500,000	—	—	—	—
Avnet pension	99,166	198,332	198,332	198,332	198,332
Non-qualified retirement plans	1,657,114	1,138,411	1,138,411	1,138,411	1,138,411
Excise taxes and gross up	—	—	—	—	—

The employment agreements with the Company's executive officers, including the NEOs, do not provide for a "severance payment" in the event of a termination by the Company without cause. Instead, each of the NEOs other than Mr. Vallee is entitled to receive a one-year advance notice from the Company. In the case of Mr. Vallee, he is entitled to receive 90-day advanced notice. During the notice period, the executive shall continue to receive compensation and other benefits in accordance with his agreed-upon pay plan. For the NEOs, it is assumed for the table above that such notice period ended on June 30, 2012, which is the last business day of the Company's fiscal year 2012.

Except as noted immediately below, because Messrs. Vallee, Sadowski and Feldberg are retirement eligible, the amount of potential payouts to each of them in the event of a disability or termination by the Company without cause is the same as that under "Retirement" because the amount received upon retirement is greater than would be received upon a disability or termination without cause. Messrs. Vallee's and Hamada's welfare benefit in the event of a disability equals the present value of the benefits provided under their respective employment agreements assuming each reaches age 65. The amount included with respect to the SERP is calculated based on the present value of the benefit described above relating to Pension Benefits, discounted to reflect the earliest age at which the executive can begin receiving such benefit. While Messrs. Hamada's and Gallagher's benefits under the SERP have vested, neither is eligible to receive a distribution until they have reached at least age 55.

Executives receiving PSUs, including each of the NEOs, would be entitled to receive a pro-rata number of performance shares in the case of death or disability and all of the performance shares in the case of retirement or a change of control earned for a three-year performance cycle. As noted above, the value shown in the table above for PSU awards to Messrs. Vallee, Sadowski and Feldberg under disability assumes that they will retire prior to being terminated due to disability, because the amount received would be greater. The value shown for the settlement of PSUs in the table above is calculated with the assumption that the triggering event has occurred on June 30, 2012. Furthermore, the value of the PSU awards for the 2010-2012 performance cycle is included in the table above because, while the actual PSU payouts were not made until August 2012 upon the filing of the 10-K, the PSU awards were fully vested on June 30, 2012. Additionally, the value of the PSU awards covering the 2011-2013 and 2012-2014 performance periods assumes that the target number of shares is awarded to Messrs. Vallee, Sadowski and Feldberg. The value of RSUs reflected in the table above in all cases, other than termination without cause and for Mr. Feldberg, equals the value of all RSUs allocated to the NEOs but not yet delivered at June 30, 2012. In the case of termination without cause, the value of RSUs is only applicable for those who are retirement eligible at June 30, 2012 — Messrs. Vallee, Sadowski and Feldberg. The RSUs granted to Mr. Feldberg on June 24, 2010, are not entitled to the qualified retirement treatment and therefore are only included in the table above under death, disability and change of control.

Director Compensation

Directors of Avnet who are also officers or employees of Avnet (currently Messrs. Vallee and Hamada) do not receive any special or additional remuneration for service on the Board of Directors or any of its committees. Upon the recommendation of the Corporate Governance Committee and approval of the Board of Directors, non-employee Directors receive compensation for their services on the Board as set out below.

Compensation Components (annual)		
% Cash to Equity	45/55	
Cash Retainer		$100,000[1]
Equity		$120,000[2]
Total:		**$220,000**
Lead Director	add:	$ 25,000
Audit Committee Retainer	add:	$ 7,500
Committee Chair Retainers	add:	$ 10,000

(1) Paid quarterly unless election is made to defer under the Avnet Deferred Compensation Plan for Outside Directors, which is described in more detail under the caption "Deferred Compensation Plan" below.

(2) Prorated upon first election; delivered each January following reelection. Mr. Clark and Mr. Robinson have elected to defer their 2012 stock awards in the form of phantom stock units in their Deferred Compensation Accounts under the Avnet Deferred Compensation Plan for Outside Directors, which is described in more detail under the caption "Deferred Compensation Plan" below.

The following table shows the total dollar value of all fees earned by and paid in cash to all non-employee directors in fiscal 2012 and the grant date fair value of stock awards to non-employee directors made in fiscal 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
(a)	(b)	(c)	(e)
Eleanor Baum	130,000	120,000	250,000
J. Veronica Biggins	100,000	120,000	220,000
R. Kerry Clark(1)	53,750	120,000	173,750
Ehud Houminer	117,500	120,000	237,500
James A. Lawrence	100,000	120,000	220,000
Frank R. Noonan	130,000	120,000	250,000
Ray M. Robinson	100,000	120,000	220,000
William H. Schumann III	117,500	120,000	237,500
William P. Sullivan	100,000	120,000	220,000
Gary L. Tooker(2)	50,000	120,000	170,000

(1) Mr. Clark was appointed to the Board in February 2012, and as such, the above amounts reflect a pro-rata amount of fees and stock awards earned in respect to fiscal 2012.

(2) Mr. Tooker retired from the Board in November 2011, and as such the above retainer reflects six months of fees earned.

Deferred Compensation Plan

Under the Avnet Deferred Compensation Plan for Outside Directors, a non-employee Director may elect to receive phantom stock units in lieu of some or all of the shares of Avnet Common Stock that would otherwise be awarded as the Director's annual equity compensation. The number of shares or phantom stock units to be credited to the phantom stock unit portion of the Director's account (assuming the election is made to defer the entire amount) is determined by dividing $120,000 by the average of the high and low price of Avnet Common Stock on the NYSE on the first business day in January of each year. In addition, a non-employee Director may elect to defer all or a portion of his or her annual cash compensation in either a cash or phantom stock unit account under this plan. Compensation deferred as cash is credited at the beginning of each quarter with interest at a rate corresponding to the rate of interest on U.S. Treasury 10-year notes on the first day of that quarter. During fiscal 2012, there were no "above market" earnings. Compensation deferred under this plan, or interest credited thereon, will be payable to a Director (i) upon cessation of membership on the Board of Directors in ten annual installments or, at the Director's election (which must be made not less than 24 months prior to the date on which the Director ceases to be a member of the Board), in annual installments not exceeding ten or in a single lump sum or (ii) upon a "change in control" of Avnet (as defined in the plan), in a single lump sum. Phantom stock units are payable in Avnet Common Stock with cash payment made for fractional shares. In the event of the death of a Director before receipt of all payments, all remaining payments shall be made to the Director's designated beneficiary.

Retirement Plan Benefits and Phase-Out

In May 1996, the Board of Directors terminated the Retirement Plan for Outside Directors of Avnet, Inc. (the "Retirement Plan") with respect to non-employee Directors elected for the first time after May 21, 1996. Therefore, while members of the Board of Directors who served on May 21, 1996, still accrue benefits under the Retirement Plan (Dr. Baum and Mr. Houminer), Board members elected for the first time thereafter are not eligible to participate in the Retirement Plan. The Retirement Plan provides retirement income for eligible Directors who are not officers, employees or affiliates (except by reason of being a Director) of Avnet (the "Outside Directors"). The Retirement Plan entitled any eligible Outside Director who completed six years or more of active service to an annual cash retirement benefit equal to the annual retainer fee (including committee fees) during the Outside Director's last year of active service, payable in equal monthly installments for a period of from two to ten years depending on length of service, with payments beginning on the date which is the later of such Outside Director's 65th birthday or his or her retirement date. The surviving spouse of any deceased Outside Director is entitled to 50% of any remaining unpaid retirement benefit. At its regularly scheduled meeting on November 8, 2007, the Board of Directors, acting upon the recommendation of the Governance Committee, unanimously agreed to freeze the benefits under the Retirement Plan at $80,000 per annum for current participants in the Retirement Plan.

PROPOSAL 2

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Board of Directors is requesting that the Company's shareholders approve, on a non-binding basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement. This proposal, commonly known as a "say on pay" proposal, gives shareholders the opportunity to express their views on the compensation of the Company's Named Executive Officers.

The Company's executive compensation program is designed to achieve the following objectives:

- *Pay for Performance* — A significant portion of total compensation is dependent upon the achievement of short- and long-term goals that are designed to increase shareholder value over time and result in a superior TSR.
- *Create an Ownership Culture* — The Company's compensation programs are designed to provide a meaningful portion of compensation in the form of equity-based awards to support the goal of having executives think and behave like owners and to consider the impact of their actions on TSR.
- *Pay Competitively* — Provide fair and competitive compensation to attract, engage and retain the executive talent that is critical to the long-term success of the Company.

The Compensation Committee reviews, at least annually, the Company's incentive compensation arrangements for the Named Executive Officers to ensure that performance goals and objectives, while ambitious, do not encourage excessive risk taking.

Shareholders are urged to read the Compensation Discussion and Analysis and the tabular disclosure (together with the accompanying narrative disclosure) in this Proxy Statement, which discusses how Avnet's compensation program is implemented with respect to the Named Executive Officers.

The Board of Directors believes that the compensation of the Named Executive Officers is appropriate and recommends a vote "FOR" the following non-binding resolution:

> RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.

Although the vote is non-binding, the Compensation Committee and the Board of Directors will review the results of the vote, consider shareholder concerns and take them into account in future determinations concerning the executive compensation program. The Company currently conducts annual advisory votes on named executive officer compensation and expects to conduct the next advisory vote at the 2013 annual meeting of shareholders.

The Board of Directors recommends a vote FOR the Advisory Vote on Named Executive Officer Compensation

PROPOSAL 3

PROPOSAL TO APPROVE THE AVNET, INC. EXECUTIVE INCENTIVE PLAN

Shareholders are being asked to approve the Avnet, Inc. Executive Incentive Plan (the "Incentive Plan" or the "Plan") pursuant to which cash incentive awards are made to eligible employees of the Company. The Board of Directors unanimously adopted the Plan and recommends that shareholders approve the Plan. The following is a summary of the Plan, a copy of which is attached to this Proxy Statement as Appendix B.

Purpose of the Plan

The principal purpose of the Plan is to provide incentives to the Company's executive officers and other members of senior management who have significant responsibility for the success and growth of the Company and to assist the Company in attracting, motivating and retaining such employees on a competitive basis.

The Plan is also designed to allow awards made under the Plan to qualify as performance-based compensation for purposes of Section 162(m) of the Code, which would exempt such incentive compensation from the $1,000,000 cap on the deductibility of compensation expenses for federal income tax purposes. To continue to qualify as performance-based compensation under Section 162(m) of the Code, the Company's shareholders must reapprove the Plan at least every five years. The Company's shareholders last approved an executive incentive plan at the 2007 annual meeting.

Administration of the Plan

The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), which is composed of at least two members who qualify as "outside directors" as that term is defined in treasury regulations issued under Section 162(m) of the Code.

Under the Plan, the Committee has the sole discretion to interpret the Plan, determine who will participate in the Plan, approve pre-established objective performance measure or measures, certify the level to which each performance measure was attained prior to any payment under the Plan, approve the amount of awards made under the Plan and determine who will receive any payment under the Plan. The Committee has full power and authority to administer and interpret the Plan and to adopt such rules, regulations and guidelines for the administration of the Plan and for the conduct of its business, as the Committee deems necessary or advisable. The Committee's interpretations of the Plan, and all actions taken and determinations made by the Committee are conclusive and binding on all parties concerned, including the Company, its shareholders and any person receiving an award under the Plan.

Participation in the Plan

Executive officers and other members of senior management of the Company and its affiliates are eligible to receive awards under the Plan. The Committee will designate the executive officers and other members of senior management who will participate in the Plan each fiscal year. If an individual becomes an executive officer or member of senior management during the fiscal year, such individual may be granted eligibility for an incentive award for that year.

Awards under the Plan

The Committee will establish incentive award targets for participants. Incentive award targets are expressed as the dollar amount of the incentive award that will be paid to a participant if the corresponding performance goals are achieved.

The Committee will also establish performance goals, which must be achieved for an incentive award to be earned by a participant under the Plan. Performance goals will be based on any one or more of the following: price of the Common Stock, shareholder return, return on equity, return on investment, return of working capital, return on capital employed, sales productivity, sales growth, economic profit, economic value added, net income, operating income, gross margin, sales, free cash flow, earnings per share, operating unit contribution, achievement of annual operating profit plans, debt level, market share or similar financial performance measures as may be determined by the Committee. The performance goals may be established on a cumulative basis or on a stand-alone basis with respect to the Company or any of its operating units, or on a relative basis with respect to any peer companies or index selected by the Committee. The performance goals may be based on an analysis of historical performance and growth expectations for the business, financial results of other comparable businesses, and progress towards achieving the long-range strategic plan for the business. The performance goals and determination of results will be based entirely on financial measures.

The specific performance goals for each participant will be established in writing by the Committee within 90 days after the commencement of the fiscal year (or within such other time period as may be required by Section 162(m) of the Code) to which the performance goal relates and before 25% of the performance period has elapsed. The performance goal will be established in such a manner that a third party having knowledge of the relevant facts could determine whether the performance goal has been met. Awards are payable following the completion of the applicable fiscal year or other performance period upon certification by the Committee that the Company achieved the specified performance goal established for the participant. Notwithstanding the attainment by the Company of the specified performance goals, the Committee has the discretion, for each participant, to reduce some or all of an award that would otherwise be paid to such participant. In no event may a participant receive an award or payment of more than $5,000,000 under the Plan in any fiscal year.

Awards payable under the Plan are subject to the Company's compensation recoupment policy.

Plan Amendments and Termination

Shareholder approval is required for any amendment that would increase the maximum amount that can be paid to any one executive officer under the Plan in any fiscal year, change the specified performance goals for payment of awards, or modify the requirement as to eligibility for participation in the Plan. The Plan will terminate automatically if the material terms and performance goals are not reapproved by shareholders at or before the 2017 annual meeting. The Committee may terminate the Plan at any time or may amend the Plan in whole or in part, from time to time, but no such action will adversely affect any rights or obligations with respect to any awards previously made under the Plan.

Vote Required for Approval

The affirmative vote of a majority of the votes duly cast at the Annual Meeting on this proposal is required for the adoption of the Plan. Only votes cast "for" or "against" the proposal will be counted in determining whether the proposal has been adopted. Brokers who hold shares of Common Stock as nominees will not have discretionary authority to vote such shares. Thus, a shareholder who does not vote at the Annual Meeting (whether due to abstention or a broker non-vote) will not affect the outcome of the vote but will reduce the number of affirmative votes required to achieve a majority for this matter by reducing the total number of shares from which the majority is calculated.

The Board of Directors recommends a vote FOR approval of the Executive Incentive Plan.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF KPMG AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

One of the purposes of the Annual Meeting is to consider and take action with respect to ratification of the appointment by the Audit Committee of KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of Avnet for the fiscal year ending June 29, 2013.

The affirmative vote of the majority of the votes cast at the Annual Meeting by the holders of shares of Common Stock is required to ratify the appointment of KPMG LLP as Avnet's independent registered public accounting firm. Abstentions are not counted in determining the votes cast in connection with the ratification of the appointment of KPMG LLP, but do have the effect of reducing the number of affirmative votes required to achieve a majority for this proposal by reducing the total number of shares from which the majority is calculated. Brokers who hold shares of Common Stock as nominees will have discretionary authority to vote such shares if they have not received voting instructions from the beneficial owners by the 10th day before the Annual Meeting, provided that this Proxy Statement has been transmitted to the beneficial owners at least 15 days before the Annual Meeting.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have an opportunity to make such statements as they may desire. Such representatives are expected to be available to respond to appropriate questions from shareholders.

For a summary of the fees that were paid to KPMG LLP in fiscal years 2012 and 2011, please refer to the section of this Proxy Statement entitled "Principal Accounting Firm Fees."

The Board of Directors recommends a vote FOR ratification of KPMG LLP as the Company's Independent Registered Public Accounting Firm for Fiscal 2013.

GENERAL

Avnet's Annual Report to Shareholders for the fiscal year ended June 30, 2012, including the Company's audited financial statements, is being delivered with this Proxy Statement. Avnet will provide a copy of its Annual Report on Form 10-K for the fiscal year ended June 30, 2012, to each shareholder without charge (other than a reasonable charge for any exhibit requested) upon written request to Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034.

The cost of soliciting proxies relating to the Annual Meeting will be borne by Avnet. Directors, officers and employees of Avnet may solicit proxies by telephone or personal interview without being specially compensated. An independent inspector of election will be engaged to tabulate shareholder votes. Avnet will, upon request, reimburse brokers, dealers, banks and other nominee shareholders for their reasonable expenses for mailing copies of this Proxy Statement, the form of proxy and the Notice of the Annual Meeting, to the beneficial owners of such shares.

2013 ANNUAL MEETING

Under rules of the Securities and Exchange Commission, and pursuant to the Company's By-laws, shareholders may submit proposals that they believe should be voted on at the annual meeting or may recommend persons for nomination to the Board of Directors. There are several alternatives a shareholder may use and a summary of those alternatives follows.

Under Rule 14a-8 of the Exchange Act, some shareholder proposals may be eligible to be included in Avnet's 2013 proxy statement. Shareholder proposals must be submitted, along with proof of ownership of Avnet stock in accordance with Rule 14a-8(b)(2), to the Company's principal executive office at: Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034. All shareholder proposals submitted pursuant to Rule 14a-8 must be received by May 24, 2013.

For information regarding how to nominate a director for consideration by the Corporate Governance Committee for the Avnet Board of Directors, please see "Corporate Governance — Director Nominations" in this Proxy Statement.

Alternatively, under the Company's By-laws, any shareholder wishing to appear at the 2012 Annual Meeting and submit a proposal or nominate a person as a director candidate must submit the proposal or nomination to the Company's Secretary not earlier than April 24, 2013, and not later than May 24, 2013. Any such shareholder proposal or director nomination will not appear in the Company's proxy statement. All shareholder proposals and director nominations, other than shareholder proposals made pursuant to Rule 14a-8 under the Exchange Act, must comply with the requirements of the Company's By-laws. If the Company does not receive notice by May 24, 2013, or if it meets other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to the 2013 Annual Meeting will use their discretion in voting the proxies when these matters are raised at the meeting.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS

Pursuant to the rules of the SEC, Avnet and services that Avnet employs to deliver communications to the shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of our Annual Report to shareholders and our proxy statement. Upon written or oral request, Avnet will deliver a separate copy of the Annual Report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Avnet deliver single copies of such documents in the future. Shareholders may notify Avnet of their requests by calling or writing, Avnet, Inc., Attn: Investor Relations, 2211 South 47th Street, Phoenix, Arizona 85034 or 1-888-822-8638 Ext. 7394 and ask for Investor Relations.

PLEASE SIGN, DATE AND MAIL YOUR PROXY NOW
OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET.

AVNET APPRECIATES YOUR PROMPT RESPONSE!

Appendix A

Reconciliation of Non-GAAP Measures

The table below presents a reconciliation of each non-GAAP financial measure included in this Proxy Statement to the most comparable GAAP financial measure for the fiscal years 2012 through 2008.

	Fiscal Year 2012	
	Operating Income	Net Income
	(thousands)	
GAAP results	**$884,165**	**$567,019**
Restructuring, integration and other charges	73,585	52,963
Gain on bargain purchase and other	—	(3,463)
Net tax benefit	—	(8,616)
Total adjustments	73,585	40,884
Adjusted results	**$957,750**	**$607,903**

	Fiscal Year 2011	
	Operating Income	Net Income
	(thousands)	
GAAP results	**$ 929,979**	**$669,069**
Restructuring, integration and other charges	77,176	56,169
Gain on bargain purchase and other	—	(25,720)
Net tax benefit	—	(32,901)
Total adjustments	77,176	(2,452)
Adjusted results	**$1,007,155**	**$666,617**

	Fiscal Year 2010	
	Operating Income	Net Income
	(thousands)	
GAAP results	**$635,600**	**$410,370**
Restructuring, integration and other charges	25,419	18,789
Gain on sale of assets	—	(5,370)
Tax reserve adjustments	—	842
Total adjustments	25,419	14,261
Adjusted results	**$661,019**	**$424,631**

	Fiscal Year 2009	
	Operating Income (loss)	Net Income (loss)
	(thousands)	
GAAP results[1]	**$(1,018,998)**	**$(1,129,712)**
Impairment charges	1,411,127	1,376,983
Restructuring, integration and other charges	99,342	65,310
Retrospective application of accounting standard	(291)	7,250
Gain on sale of assets	—	(8,727)
Net reduction in tax reserves	—	(21,672)
Total adjustments	1,510,178	1,419,144
Adjusted results	**$ 491,180**	**$ 289,432**

	Fiscal Year 2008	
	Operating Income	Net Income
	(thousands)	
GAAP results[1]	**$710,771**	**$489,578**
Restructuring, integration and other charges	38,942	31,469
Retrospective application of accounting standard	(388)	9,503
Gain on sale of assets	—	(32,244)
Net reduction in tax reserves	—	(13,897)
Total adjustments	38,554	(5,169)
Adjusted results	**$749,325**	**$484,409**

(1) As adjusted for the retrospective application of an accounting standard.

The Company believes that operating income adjusted for the impact of the items identified above is a useful measure to help shareholders better assess and understand the Company's operating performance, especially when comparing results with previous periods, primarily because management views the excluded items to be outside of Avnet's normal operating results. The Company analyzes operating income without the impact of these items as an indicator of ongoing margin performance and underlying trends in the business.

The Company believes net income, as adjusted for the impact of the items identified above, is a useful measure to shareholders because it provides a measure of the Company's net profitability on a more comparable basis to historical periods. Additionally, because of management's focus on generating shareholder value, of which net profitability is a primary driver, management believes net income excluding the impact of these items provides an important measure of the Company's net results of operations.

For a detailed description of the items adjusting the GAAP results in the table above, refer to the respective fiscal year's Form 10-K filed with the Securities and Exchange Commission. Any analysis of results on a non-GAAP basis should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

AVNET, INC.
EXECUTIVE INCENTIVE PLAN

1. *Purpose*

The principal purpose of the Avnet, Inc. Executive Incentive Plan (the "Plan") is to provide incentives to executive officers and other members of senior management of Avnet, Inc. (the "Company") who have significant responsibility for the success and growth of the Company and to assist the Company in attracting, motivating and retaining such employees on a competitive basis.

2. *Administration of the Plan*

The Plan shall be administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee shall at all times be composed of at least two directors of the Company, each of whom is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury Regulation Section 1.162-27(e)(3). The Committee shall have the sole discretion to (a) interpret the Plan, (b) determine who shall participate in the Plan, (c) approve pre-established objective performance measure or measures, (d) certify the level to which each performance measure was attained prior to any payment under the Plan, (e) approve the amount of awards made under the Plan, and (f) determine who shall receive any payment under the Plan.

The Committee shall have full power and authority to administer and interpret the Plan and to adopt such rules, regulations and guidelines for the administration of the Plan and for the conduct of its business as the Committee deems necessary or advisable. The Committee has the authority to make modifications to the program as may be required by law. The Committee's interpretations of the Plan, and all actions taken and determinations made by the Committee pursuant to the powers vested in it hereunder, shall be conclusive and binding on all parties concerned, including the Company, its shareholders and any person receiving an award under the Plan.

3. *Eligibility*

Executive officers and other members of senior management of the Company and its affiliates shall be eligible to receive awards under the Plan, which awards are intended to qualify as performance-based awards for purposes of Section 162(m) of the Code. The Committee shall designate the executive officers and other members of senior management who will participate in the Plan each fiscal year. If an individual becomes an executive officer or member of senior management during the fiscal year, such individual may be granted eligibility for an incentive award for that year.

4. *Awards under the Plan*

The Committee shall establish annual and/or long-term incentive award targets for participants. Incentive award targets are expressed as the dollar amount of the incentive award that will be paid to a participant if the corresponding performance goals are achieved.

The Committee shall also establish annual and/or long-term performance goals, which must be achieved in order for an incentive award to be earned under the Plan. Such performance goals shall be based on any one or more of the following: price of the Company's Common Stock, shareholder return, return on equity, return on investment, return on capital employed, sales productivity, sales growth, economic profit, economic value added, net income, operating income, gross margin, sales, free cash flow, earnings per share, operating unit contribution, achievement of annual operating profit plans, debt level, market share or similar financial performance measures as may be determined by the Committee. The performance goals may be established on a cumulative basis and may be established on a stand-alone basis with respect to the Company or any of its operating units, or on a relative basis with respect to any peer companies or index selected by the Committee. These performance goals may be based on an analysis of historical performance and growth expectations for the business, financial results of other comparable businesses, and progress towards achieving the long-range strategic plan for the business. These performance goals and determination of results shall be based entirely on financial measures.

The specific performance goals for each participant shall be established in writing by the Committee within ninety days after the commencement of the fiscal year or other performance period (or within such other time period as may be required by Section 162(m) of the Code) to which the performance goal relates. At the time the performance goals are established, the outcome must be substantially uncertain. The performance goal shall be established in such a manner that a third party having knowledge of the relevant facts could determine whether the performance goal has been met.

Awards shall be payable as soon as practicable following the completion of the applicable fiscal year or other performance period, upon certification by the Committee that the Company achieved the specified performance goal established for the participant. In no event shall payment be made later than the end of the "applicable 2½-month period" described in Treasury Regulation Section 1.409A-1(b)(4)(i)(A). Notwithstanding the attainment by the Company of the specified performance goals, the Committee has the discretion, for each participant, to reduce some or all of an award that would otherwise be paid to such participant. In no event may a participant receive an award or payment of more than $5,000,000 under the Plan in any fiscal year.

5. *Miscellaneous Provisions*

The Company shall have the right to deduct from all awards paid any federal, state, local or foreign taxes required by law to be withheld with respect to such awards. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or affecting any right the Company has to terminate the employment of any participant. The costs and expenses of administering the Plan shall be borne by the Company and shall not be charged to any award or to any participant receiving an award.

The Plan is not the exclusive method pursuant to which the Company may establish or otherwise make available bonus or incentive payments to its executive officers and other members of senior management.

All rights and obligations under the Plan and any award under the Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws.

6. *Recoupment*

Any awards payable under this Plan shall be subject to the terms and conditions of the Company's compensation recoupment or clawback policy, as in effect and amended from time to time, including disgorgement or repayment to the extent required by such policy.

7. *Effective Date, Amendments, Termination and Shareholder Approval*

The Plan shall become effective on August 10, 2012, subject to approval by the shareholders of the Company at its 2012 Annual Meeting of Shareholders. The Plan shall terminate automatically if the material terms and performance goals are not reapproved by shareholders at or before the first shareholder meeting that occurs in 2017.

The Committee may at any time terminate or from time to time amend the Plan in whole or in part, but no such action shall adversely affect any rights or obligations with respect to any awards previously made under the Plan.

Shareholder approval is required for any amendment to the Plan which would: (a) increase the maximum amount which can be paid to any one executive officer under the Plan in any fiscal year, (b) change the specified performance goals for payment of awards, or (c) modify the requirement as to eligibility for participation in the Plan.